Meeting Information

Date: Tuesday, May 5, 2026

Time: 2:30 p.m. (ET)

Place: The Corporation will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at: https://meetnow.global/M926LRS

Accessing the Meeting: Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.
Telephone

You will need to have your proxy form or Voting Instruction Form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail

Complete your proxy form or Voting Instruction Form and return using the enclosed postage-paid envelope.

Virtual-Only Meeting

You must complete the steps described under the heading "General Proxy Information - Attending and Participating at the Meeting" to attend and vote at the Meeting, which will be conducted via live audio webcast at: https://meetnow.global/M926LRS

Accessing the Meeting

Registered Shareholders must use the 15-digit Control Number located on the form of proxy. Duly appointed proxyholders must use the 4-character Invite Code provided by Computershare Trust Company of Canada.
HOW YOU CAN VOTE
Your vote is important. To ensure that your Common Shares will be represented and voted at the Meeting, please submit your vote as soon as possible by one of the following methods:

Internet

You will need to have your proxy form or Voting Instruction Form in hand. Go to the website listed on the form that you received and follow the instructions on the screen.

MESSAGE FROM THE CHAIR OF THE BOARD

Dear Shareholders,

On behalf of the Board of Directors (the "Board") of IAMGOLD Corporation ("IAMGOLD" or the "Corporation"), I am pleased to present this Management Information Circular ("Circular") in connection with our annual general meeting of shareholders ("AGM") on Tuesday, May 5, 2026, at 2:30 p.m. (ET). This Circular outlines the matters on which you will be asked to vote and provides important information regarding the Corporation's governance practices, Board oversight and approach to executive compensation. We encourage you to review the materials carefully and to exercise your right to vote. The AGM will be held in virtual format, conducted via live audio webcast, which allows for convenient access for shareholders to participate in voting and ask questions pertaining to the matters of the meeting in real time through the virtual meeting platform. The accompanying notice and Circular provides further details on how to participate in the meeting and provides contact information for myself, my fellow directors and the Corporation should you have further questions.

2025 in Review: A Year of Delivery and Momentum

2025 was a defining year as IAMGOLD continued to position itself as a leading, modern, mid-tier gold producer. Building on the commencement of production at Côté Gold in 2024, 2025 was defined by many achievements including: realizing nameplate production at Côté Gold with an emphasis on sustainable performance and reliability, maintaining steady contributions from Essakane and Westwood driving strong cash flow generation, and improving the capital structure through significant debt repayment and the commencement of returns to shareholders.

The Board's oversight during 2025 remained focused on the fundamentals that drive long-term value in our sector: safe and stable operations, cost and capital discipline, balance sheet strength, and principled governance. We believe the Corporation made meaningful progress in strengthening its operating foundation and accountability, positioning IAMGOLD for sustainable long term value creation.

Portfolio Strength and Strategic Focus

IAMGOLD's strategy is anchored in high-quality assets with long mine life and organic growth potential. The Corporation's operating base includes Côté Gold and Westwood in Canada and Essakane in Burkina Faso, with Côté Gold positioned as a cornerstone, long-life asset. At the end of the year, the Corporation further grew its organic growth pipeline with the consolidation of the Nelligan Mining Complex in Quebec, establishing it as among the largest pre-production projects in Canada.

In 2025, IAMGOLD achieved attributable gold production of approximately 765,900 ounces, meeting the midpoint of guidance and a 15% improvement year over year. This performance was driven by a strong second half with operations delivering record quarterly production in the fourth quarter, as Cote Gold completed its first full year of production, supported by stable operations and improved grades at Essakane and Westwood.

Côté Gold remains central to IAMGOLD's long-term value proposition. Operationally, management remains focused on stable, sustainable operations and cost improvements through continuous improvements in reliability, operational workflows and maintenance planning. Longer term, the Corporation remains on track to announce the updated Côté Gold mine plan in the fourth quarter of this year, outlining a meaningfully larger and more robust operation. This update is anticipated to reflect higher throughput rates and a significantly expanded reserve base through the integration of the Côté and Gosselin zones into a unified mine plan. With a large mineral endowment, demonstrated operating capability, and significant growth potential, Côté Gold is well positioned to underpin IAMGOLD's production profile for years to come.

The combination of Côté Gold, Westwood, Essakane and the Nelligan Mining Complex provide important operating leverage and diversification. The Board continues to view portfolio balance as a key strategic advantage, providing resilience through cycles and flexibility in capital allocation decisions.

Financial Performance and Capital Discipline

IAMGOLD's improved operating performance in 2025 coupled with record gold prices translated into record revenues and materially stronger cash flows. This was further improved by the close out of the legacy gold prepay obligations mid-year, and the establishment of a framework at Essakane that allows for regular cash dividends. The positive cashflow inflection allowed for IAMGOLD to fast track its strategy to unwind the financial leverage that was put in place to complete the construction of Côté, and facilitated returning capital to shareholders through the newly instituted share buyback program.

As Côté Gold continues to improve, IAMGOLD's cash generating capacity is expected to continue to increase assuming consensus gold prices. The Board remains committed to a prudent capital allocation framework, balancing reinvestment in the business, financial strength and longer-term opportunities to enhance shareholder returns.

Safety, Sustainability and Responsible Mining

The safety of our people and the communities in which we operate remains fundamental to IAMGOLD's success. In 2025, management continued to strengthen health and safety systems, reinforce critical controls and advance a culture of accountability across the organization. The Board receives regular, detailed reporting on safety performance and continues to challenge management to drive continuous improvement.

Responsible mining is integral to IAMGOLD's long term value proposition. During the year, the Corporation advanced its environmental, social and governance ("ESG") priorities, including environmental stewardship, community and Indigenous engagement, workforce development and ethical conduct. These efforts are detailed in IAMGOLD's Sustainability disclosures and reflect our commitment to transparency and responsible resource development.

Governance and Board Effectiveness

Strong governance underpins IAMGOLD's ability to execute its strategy and manage risk. In 2025, the Board continued to focus on: effective oversight of strategy, risk and performance; Board and committee effectiveness and renewal; Executive and Board succession planning; and enterprise risk management.

This year we have two directors not standing for re-election: Dr. Ann Masse and Ms. Audra Walsh. On behalf of the Board, I would like to thank both Dr. Masse and Ms. Walsh for their years of dedicated service, passion and many contributions to IAMGOLD. We wish them much success in their new pursuits. I am also pleased to report that Mr. Daniel Racine has agreed to stand for election to our Board at this years' AGM. Mr. Racine brings more than 35 years of global mining leadership experience, including senior executive roles at Allied Gold, Yamana Gold, and Agnico Eagle Mines Limited. His strong track record of value creation, corporate strategy and deep technical background as a professional mining engineer make him well suited to serve on the Board. Further details on Mr. Racine's background and qualifications are provided in this Circular.

The Board believes that its composition, skills and experience are well aligned with the Corporation's current stage of development and long-term ambitions. This Circular provides details on our governance framework, committee mandates and Board skills and experience.

Shareholder Engagement and Executive Compensation

Constructive engagement with shareholders remains a priority. During 2025, management and members of the Board engaged with shareholders to better understand perspectives on governance, strategy and executive alignment.

The Board, through the Human Resources and Compensation Committee, oversees IAMGOLD's executive compensation program with a clear objective to align pay with performance, support the execution of strategy, and promote long-term value creation. The Board carefully considers shareholder feedback and remains committed to ensuring our executive engagement program reflects best practices and supports the Corporation's strategic priorities.

Matters for Shareholder Approval

At the AGM, shareholders will be asked to vote on matters customary for a public company, including:

• the election of directors;

• the appointment of auditors;

• amendments to the Share Incentive Plan; and

• an advisory vote on executive compensation.

The Board unanimously recommends that shareholders vote FOR all resolutions, as described in this Circular.

Looking Ahead

As we move forward, the Board's priorities remain clear: maintain safe and reliable operations, oversee the growth and optimization of Côté Gold while ensuring best practices are ingrained in the operation, exercise disciplined capital allocation, and uphold strong governance and responsible mining practices with a continued focus on sustainable long-term value creation for shareholders.

The progress achieved in 2025 provides a strong foundation for the future. On behalf of the Board of Directors, I thank IAMGOLD's employees and contractors for their dedication, our host communities and partners for their collaboration, and our shareholders for their continued trust and support.

We look forward to your participation at the AGM.

Sincerely,

David S. Smith

Chair of the Board of Directors

GLOSSARY OF TERMS AND ACRONYMS

AFC means the Audit and Finance Committee of the Board.

AIF means the annual information form of the Corporation dated February 17, 2026.

Board means the Board of Directors of the Corporation.

CD&A means the Compensation Discussion and Analysis contained in this Circular.

CEO means the Chief Executive Officer of the Corporation.

CFO means the Chief Financial Officer of the Corporation.

CIP means the Cash Incentive Plan of the Corporation.

Circular means this management information circular.

CLSO means the Chief Legal and Strategy Officer of the Corporation.

CLSO Welcome Grant means the one-time Board approved welcome grant of PSUs valued at $500,000 (61,501 units) at the time of Ms. Torkia Lagacé's appointment in February 2025.

COO means the Chief Operating Officer of the Corporation.

Code means the Code of Business Conduct and Ethics of the Corporation.

Common Share means a common share in the capital of the Corporation.

Corporation or IAMGOLD means IAMGOLD Corporation.

CPO means Chief People Officer, Human Capital and Communications of the Corporation.

CRM means Critical Risk Management which refers to the Corporation's framework for identifying, assessing, and managing risks that could result in serious injury or fatality, significant environmental harm, material financial loss, or adverse impacts to the Corporation's reputation or license to operate.

CSA means the Canadian Securities Administrators.

DSU means a deferred share unit issued pursuant to the Share Unit Plan (formerly the Deferred Share Plan).
Designated Groups means women, aboriginal peoples, persons with disabilities, and members of visible minorities all as defined under the Employment Equity Act (Canada).

EBIT means earnings before interest and taxes.

EDGAR means the Electronic Data Gathering, Analysis and Retrieval System of the SEC.

EDI means equity, diversity and inclusion.

EIP means the Equity Incentive Plan of the Corporation.

ELT means the executive leadership team of the Corporation, including the CEO, CFO, CLSO, COO and CPO of the Corporation.

Employment Agreements means the executive employment agreements entered into by the Corporation and each of the NEOs.

ESG means environmental, social and governance.

Executive means a member of the ELT.

GAAP means generally accepted accounting principles.

GHG means greenhouse gas.

HRCC means the Human Resources and Compensation Committee of the Board.

MAC means the Mining Association of Canada.

Meeting means the annual general meeting of Shareholders of the Corporation to be held on May 5, 2026 (including any adjournment or postponement thereof).

NCGC means the Nominating and Corporate Governance Committee of the Board.

NEO or Named Executive Officer has the meaning ascribed to such term in National Instrument 51-102 Continuous Disclosure Obligations.

Non-Registered Shareholder means a Shareholder with Common Shares registered in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder.

Notice Package means the notice of availability of proxy materials, form of proxy, voting instruction form and AGM user guide.

Notice of Meeting means the notice of the Meeting.

NYSE means the New York Stock Exchange.

Peer Group means the group of companies that are similar in size, scope and complexity and are considered to be competitors for executive talent.

PSU means performance share unit issued pursuant to the Share Unit Plan.

Registered Shareholder means a Shareholder whose name appears on the register of shareholders of the Corporation.

ROIC means return on invested capital.

RSU means restricted share unit issued pursuant to the Share Unit Plan.

SC means the Sustainability Committee of the Board.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act (Ontario), as amended from time to time.

SEDAR+ means the System for Electronic Data Analysis and Retrieval+ of the CSA.

SEDI means the System for Electronic Disclosure by Insiders of the CSA.

Shareholder means a holder of one or more Common Shares.

Share Bonus Plan means the share bonus plan provisions of the omnibus Share Incentive Plan.

Share Incentive Plan means the omnibus share incentive plan of the Corporation, last amended on January 30, 2026, which includes Share Purchase Plan, the Share Option Plan, the Share Bonus Plan, and the Share Unit Plan.	Share Option Plan means the share option plan provisions of the omnibus Share Incentive Plan.

Share Purchase Plan means the share purchase plan provisions of the omnibus Share Incentive Plan.

Share Unit Plan means the share unit plan provisions of the omnibus Share Incentive Plan which include DSUs, PSUs and RSUs.

TC means the Technical Committee of the Board.

TCFD means Task Force on Climate-Related Financial Disclosures.

TRIFR means total recordable injury frequency rate.

TSM means the Towards Sustainable Mining framework of the MAC.

TSR means total shareholder return.

TSX means the Toronto Stock Exchange.

VIF or Voting Instruction Form means a voting instruction form.

WTW means Willis Towers Watson.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the holders of common shares (each, a "Shareholder") in the capital of IAMGOLD Corporation will be held virtually on Tuesday, May 5, 2026 at 2:30 PM (ET) at https://meetnow.global/M926LRS, subject to any adjournments or postponements thereof, for the following purposes:

• to receive and consider the annual report of management to Shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2025, and the report of the auditor thereon;

• to elect directors of the Corporation for the ensuing year;

• to re-appoint KPMG LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

• to approve amendments to the Share Incentive Plan;

• to vote, in a non-binding, advisory manner, on the Corporation's approach to executive compensation; and

• to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only Shareholders of record as at the close of business on March 20, 2026, are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

Notice-and-Access

The Corporation is using the notice-and-access procedures permitted under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations, as adopted under applicable Canadian securities laws, to deliver this Notice of Meeting and the related Circular to Shareholders.

Under notice-and-access procedures, Shareholders receive this Notice of Meeting instead of a paper copy of the Circular, and are provided with electronic access to the Circular. The Circular, together with the Corporation's audited consolidated financial statements for the year ended December 31, 2025, are available online at www.sedarplus.ca and on the Corporation's website at www.iamgold.com and on Envision Reports at www.envisionreports.com/HTDQ2026.

Shareholders may request a paper copy of the Circular and related meeting materials, at no cost, by contacting the Corporation or its transfer agent, Computershare Trust Company of Canada, in the manner described in the Circular.

Virtual-Only Meeting Format

The Corporation will hold the Meeting in a virtual-only format by way of a live audio webcast, consistent with its practice in recent years. This format is intended to provide Shareholders with enhanced flexibility and equitable access to the Meeting, regardless of geographic location or share ownership, and to facilitate meaningful engagement with the Corporation's directors and management. SHAREHOLDERS WILL NOT BE ABLE TO ATTEND THE MEETING IN PERSON.

Attendance and Voting

Any Shareholder whose name appears on the register of shareholders of the Corporation (a "Registered Shareholder") or duly appointed proxyholders of a Registered Shareholder may attend, participate and vote at the virtual Meeting. Shareholders whose common shares of the Corporation (the "Common Shares") are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan on behalf of such Shareholder (each, a "Non-Registered Shareholder") may attend, participate and vote at the Meeting only if they have been duly appointed as proxyholder and obtained an Invite Code. Non-Registered Shareholders wishing to attend and vote at the Meeting must appoint themselves as proxyholder and obtain an Invite Code in advance. Without an Invite Code, proxyholders will not be able to attend, participate or vote at the Meeting. Proxyholders must be registered in advance by visiting https://www.computershare.com/IAMGOLD and provide the required contact information so that Computershare Trust Company of Canada may issue an Invite Code via email.

Registered Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return, the enclosed form of proxy. Proxies must be received by no later than 2:30 p.m. (ET) on May 1, 2026 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

Registered Shareholders may vote electronically at www.investorvote.com using the 15-digit Control Number located on the form of proxy. Electronic voting instructions are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for the deposit of proxies may be waived by the chair of the Meeting, at their discretion, and without notice. Non-Registered Shareholders who wish to vote on any matter before the Meeting should contact the applicable intermediary in whose name their Common Shares are registered and carefully follow the instructions of such intermediary or its service company regarding how to vote, including when and where their voting instruction form is to be delivered.

DATED at Toronto, Ontario, this 25th day of March, 2026.

BY ORDER OF THE BOARD

/s/ "Renaud Adams"

Renaud Adams

President and Chief Executive Officer

GENERAL PROXY INFORMATION

DELIVERY OF PROXY MATERIALS

IAMGOLD Corporation is using the notice-and-access provisions permitted under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations, as adopted by Canadian securities regulators to deliver its Circular to be used at the Meeting of Shareholders of Common Shares of the Corporation.

Under the notice-and-access approach, the Circular is being provided electronically rather than mailing paper copies. This approach supports the Corporation's sustainability and operational efficiency objectives by reducing paper usage and associated printing and mailing costs, while continuing to provide Shareholders with timely and convenient access to important information.

In accordance with notice-and-access, the Circular is available on the Corporation's website at www.iamgold.com and on the Corporation's issuer profiles on SEDAR+ at www.sedarplus.com and EDGAR at www.SEC.gov and on Envision Reports at www.envisionreports.com/HTDQ2026.

The Corporation has mailed to Shareholders of record a Notice of Availability of Proxy Materials together with a form of proxy or voting instruction form, as applicable, and an AGM User Guide (collectively, the "Notice Package"). The Notice Package contains instructions on how to access and review the Circular electronically, how to request a paper copy of the Circular at no cost, and how to vote at the Meeting.

Paper copies of the Circular may be requested, at no cost, following the instructions set out in the Notice Package, by calling toll-free 1-866-962-0498 (or 514-982-8716 if outside North America), up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Corporation at: iamgold_corporatesecretary@iamgold.com or at 416-360-4710.

All Shareholders are encouraged to review the Circular prior to voting. Questions regarding notice-and-access may be directed to the Corporation's transfer agent, Computershare Investor Services Inc., toll-free at 1-866-964-0492 or by scanning the QR code on the Notice of Availability of Proxy Materials.

Proxy materials are being sent directly to Registered Shareholders and to intermediaries for forwarding to non- registered (beneficial) Shareholders. The Corporation will bear the cost of delivering proxy materials and soliciting voting instructions for all registered and non-registered Shareholders.

SOLICITATION OF PROXIES

The information contained in this Circular is furnished in connection with management's solicitation of proxies to be used at the Meeting of Shareholders of Common Shares of the Corporation. The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast online at https://meetnow.global/M926LRS, on Tuesday, May 5, 2026 at 2:30 p.m. (ET), for the purposes set out in the notice of the Meeting (the "Notice of Meeting").

A summary of the information Shareholders will need to attend the Meeting online is provided below. A guide on to how to login, and vote at, the Meeting was mailed to Registered Shareholders and is also located on Envision Reports at www.envisionreports.com/HTDQ2026, as well as on the Corporation's issuer profiles on SEDAR+ at www.Sedarplus.ca and EDGAR at www.SEC.gov.

It is expected that management's solicitation of proxies for the Meeting will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, electronically or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting.

The Corporation is not sending proxy-related materials directly to beneficial owners of Common Shares. The Corporation will reimburse brokers, nominees and other intermediaries for their reasonable expenses incurred in forwarding proxies and accompanying materials to beneficial owners of Common Shares.

INFORMATION FOR REGISTERED SHAREHOLDERS

Enclosed with this Circular is a form of proxy for use at the Meeting. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. Shareholders may appoint a person (who need not be a Shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting. To do so, the Shareholder must strike out the printed names of such persons designated in the form of proxy and insert the name of such other person in the blank space provided therein for that purpose.

To be valid, a proxy must be received by the Corporation's transfer agent, Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, no later than 2:30 p.m. (ET) on May 1, 2026 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting, Registered Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. To vote electronically, Registered Shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that Shareholders exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting Common Shares electronically. If a Shareholder votes electronically, they are asked not to return the paper form of proxy by mail.

To be effective, a form of proxy must be executed by a Shareholder exactly as their name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If no date is indicated, the proxy will be deemed to be dated on the day on which it was mailed to Shareholders.

The management representatives designated in the form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the Shareholder. Where a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders of the Corporation or persons duly appointed as proxies are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

• In the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

• In the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, or The Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice Package to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Notice Package to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Notice Package to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Notice Package will either be given:

• A voting instruction form (a "VIF") which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the VIF by telephone, facsimile or over the internet is permitted); or

• A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, by the proxy deadline.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or VIF wish to attend the Meeting virtually and vote (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should, in the case of a form of proxy, strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the proxy or VIF is to be delivered.

SPECIAL PROCEDURES FOR THE VIRTUAL-ONLY MEETING

Please read the below very carefully as it contains important information related to the Corporation's virtual-only Meeting.

Registering a Proxyholder

Shareholders who wish to appoint a third-party proxyholder to virtually attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF, as applicable, appointing such third-party proxyholder AND registering the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a 4-character Invite Code to virtually attend, participate or vote at the Meeting.

Step 1: Submit your proxy or VIF

• To appoint a third-party proxyholder, insert such person's name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare Trust Company of Canada with a duly completed form of proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

Step 2: Register your proxyholder

• To register a proxyholder, Shareholders, MUST visit www.computershare.com/IAMGOLD by 2:30 p.m. (ET) on May 1, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Trust Company of Canada with the required proxyholder contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a 4-character Invite Code via email. Without an Invite Code, proxyholders will not be able to virtually attend, participate or vote at the Meeting.

• If you are a Non-Registered Shareholder and wish to virtually attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your

Intermediary. Please also see further instructions below under the heading "Attending and Participating at the Meeting".

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under the heading "Attending and Participating at the Meeting", you must obtain a valid legal proxy from your Intermediary.

Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com, by 2:30 p.m. (ET) on May 1, 2026 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays).

Attending and Participating at the Meeting

The Corporation is holding the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), the procedures set out below must be followed.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://meetnow.global/ M926LRS. Such persons may then enter the Meeting by clicking "Shareholder" and entering the 15-digit Control Number located on the form of proxy before the start of the Meeting:

• Registered Shareholders: The 15-digit Control Number located on the form of proxy is required for Registered Shareholders to access, participate and vote at the Meeting. If as a Registered Shareholder you are using your Control Number to login to the Meeting and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot.

• Duly appointed proxyholders: Computershare Trust Company of Canada will provide duly appointed proxyholders, including Non-Registered Shareholders that have appointed themselves as their proxyholder, with a 4-character Invite Code by e-mail after the proxy cut-off deadline has passed.

• United States Beneficial Shareholders: To attend and vote at the Meeting, United States Beneficial Shareholders must first obtain a valid form of proxy from their broker, bank or other agent and then register in advance to attend the Meeting. Such Shareholders should follow the instructions provided by their broker or bank included with the valid form of proxy or contact such broker or bank to request a valid form of proxy. After obtaining a valid form of proxy from a broker, bank or other agent, United States Beneficial Shareholders must submit a copy of their valid form of Proxy to Computershare in order to register to attend the Meeting. Requests for registration should be sent:

By mail or email to:	Email:
COMPUTERSHARE 320 BAY STREET, 14TH FLOOR TORONTO, ON M5H 4A6	USLegalProxy@computershare.com

Only Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or VIF AND register the proxyholder.

If you attend the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

At the Meeting, questions and motions can be submitted by any Registered Shareholder or duly appointed proxyholder, including Non-Registered Shareholders that have appointed themselves as proxyholder, using the instant messaging service on the Meeting's virtual interface. Guests cannot submit questions or make motions. Once received, the Chair, or another member of management or Board present at the Meeting, will read your question or motion out loud to the Meeting.

If you have questions regarding your ability to participate at the Meeting, please refer to Virtual AGM User Guide included in the Notice Package. Please refer to this document if you have difficulties logging into the Meeting website or attempt to log in as a guest. You will be able to log into the Meeting site up to 60 minutes prior to the start of the Meeting.

Registered Shareholders who encounter difficulties during the registration process or while accessing and attending the Meeting can contact Computershare at 1-888-724-2416 (local) or (781) 575-2748 (International). Please ensure you have the 15-digit Control Number located on the form of proxy if you require assistance from Computershare.

REVOCATION OF PROXIES

Registered Shareholders who revoke their proxy and do not replace it with another that is deposited with us before the proxy cut-off deadline, can still vote their Common Shares, but to do so they must attend the Meeting online. Information about attending the Meeting online is located under the heading "Special Procedures for the Virtual-only Meeting".

A Registered Shareholder who has submitted a proxy may revoke it by:

• depositing an instrument in writing signed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation, by a duly authorized officer or attorney, at the registered office of the Corporation, 150 King Street West, Suite 2200, Toronto, Ontario, M5H 1J9, at any time up to and including the last business day preceding the day of the Meeting;

• transmitting, by telephonic or electronic means, a revocation that complies with the instructions in the paragraph immediately above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the Registered Shareholder or the attorney or a duly authorized attorney of a corporation or other entity, as the case may be; or

• any other manner permitted by law.

Registered Shareholders who use their control number to login to the Meeting and accept the terms and conditions thereof will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting. Shareholders who have already voted by proxy and vote again during the online ballot during the Meeting will thereby revoke their previously submitted proxy. Shareholders who do not wish to revoke their previously submitted proxy should not vote again during the online ballot.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

DESCRIPTION OF SHARE CAPITAL AND QUORUM

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of Shareholders. As at the close of business on March 20, 2026, there were 582,221,969 Common Shares outstanding. The presence of two or more persons entitled to vote at the Meeting, either as Shareholders or proxy holders, and holding or representing not less than 25% of the issued and outstanding Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

RECORD DATE

The directors of the Corporation have fixed the close of business on March 20, 2026, as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting and to vote at the Meeting including at all adjournments or postponements thereof.

OWNERSHIP OF SECURITIES OF THE CORPORATION

As of March 20, 2026, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, no person or company, beneficially owned, or exercised control or direction over, more than 10% of the votes attached to all of the Common Shares outstanding.

CURRENCY

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars. The average annual exchange rate for 2025 reported by the Bank of Canada of CAD$1.00 = US$0.72 was used, unless otherwise noted.

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The Board and management of the Corporation would like to extend their sincere appreciation to Dr. Ann Masse and Ms. Audra Walsh for their significant contributions to the Corporation.

Dr. Masse, who has served on the Board since October 2021, has provided invaluable leadership as chair of the Sustainability Committee. During her tenure, she played a leading role in advancing the Corporation's health and safety, sustainability practices and CRM integration. During a period of significant transformation for the Corporation, Dr. Masse also served as a member of several committees supporting the Corporation's long-term operational objectives and commitment to responsible mining.

Ms. Walsh, who has served on the Board since June 2023, has made significant contributions through her service on several of the Board's committees, with a particular focus on her role on the Technical Committee. In addition to her guidance during the construction and ramp-up of the Côté Gold mine, she provided valuable technical oversight and guidance with respect to the Corporation's other operations and development projects.

Dr. Masse and Ms. Walsh will not be standing for reelection at the Meeting. As part of the Board's ongoing succession planning, Mr. Daniel Racine has been included as a director nominee for election at the Meeting. Mr. Racine brings more than 35 years of global mining industry experience, including senior executive leadership roles, and offers a strong track record of value creation, corporate strategy execution, and technical expertise as a professional mining engineer.

The term of office of each of the present directors of the Corporation expires at the Meeting. The Board has nominated eight (8) directors to be elected at the Meeting, to serve as a director until the next annual meeting of Shareholders unless he or she resigns or is otherwise removed from office earlier. See "Board of Directors".

Shareholders will be asked to elect the following directors:

• Renaud Adams;

• Christiane Bergevin;

• L. Peter O'Hagan;

• Kevin P. O'Kane;

• Daniel Racine;

• David S. Smith;

• Murray P. Suey; and

• Anne Marie Toutant;

The Canada Business Corporations Act (the "CBCA"), the Corporation's governing statute, provide Shareholders with a statutory right to vote for or against director nominees during uncontested elections. If any director nominee does not receive a majority of votes in favour of their election, such director nominee will not be elected to serve as a member of the Board. Any nominee that is an incumbent director who does not receive a majority of votes in their favour may remain in office until the earlier of (i) the 90th day after the date of the election; and (ii) the day on which their successor is appointed or elected.

The Board recommends that Shareholders vote FOR the election of each of the nominees set out in this Circular. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any persons in place of any nominees unable to serve.

In the absence of any instruction to vote against the election of any nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees set out in this Circular. The elected directors will hold office until the close of the next annual meeting of Shareholders, unless their office is earlier vacated or until their successor is appointed or elected.

Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders ("SEDI"), at www.sedi.ca, and information otherwise available to the Corporation as at March 20, 2026.

Summary of Board Composition

The Board, collectively, possesses skills and experience described in the table below, the majority having significant mining experience. It is anticipated that, following the Meeting, the Board will consist of eight (8) directors total, including two (2) women directors, or 25% of all directors, and seven (7) independent directors, or ~88% of all directors

RE-APPOINTMENT OF AUDITOR

KPMG LLP is the Corporation's auditor. The Board recommends that Shareholders vote FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instruction to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP as auditor of the Corporation until the close of the next annual meeting of Shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are:

Amount in USD	2025	2024
Audit Fees (1)	2,121,000	2,074,000
Audit-Related Fees (2)	14,000	189,000
Tax Fees (3)	4,000	3,000
Other Fees (4)	2,000	0
Total USD	2,141,000	2,266,000

(1) Audit Fees include the statutory audits, as well as out of pocket costs such as reimbursement costs, technology and support charges or administrative charges incurred in connection with providing the professional services.

(2) Audit-related fees include the audit of the Québec pension plan.

(3) The tax fees relate to foreign tax compliance services.

(4) Other fees relate to enterprise risk management benchmarking services.

AMENDMENTS TO THE SHARE INCENTIVE PLAN

The Share Incentive Plan encompasses the Share Purchase Plan, the Share Bonus Plan, the Share Unit Plan (formerly the Deferred Share Plan) and the Share Option Plan. The Share Incentive Plan was established to advance the long-term interests of the Corporation through the attraction, retention and motivation of key employees and the alignment of the interests of key employees with the interests of the Corporation's stakeholders through share ownership in the Corporation. At the Meeting, Shareholder approval is sought to amend the Share Incentive Plan, as described below (the "Plan Amendments") by passing the following resolution:

1. Resolved that the amendments to the Share Incentive Plan described in the management information circular of IAMGOLD Corporation dated March 25, 2026, including: i) amendments clarifying the authority of the Board of Directors to approve certain amendments without shareholder approval where permitted under the Share Incentive Plan, applicable laws, rules or regulations and stock exchange requirements; ii) amendments introducing "double trigger" change of control provisions governing the vesting and treatment of awards under the Share Option Plan, Share Bonus Plan and Share Unit Plan and addressing the treatment of shares held under the Share Purchase Plan in connection with a change of control; and iii) certain housekeeping and clerical amendments intended to improve clarity and consistency throughout the Share Incentive Plan, be, and they hereby are, approved;

2. Resolved that any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed and to deliver or cause to be delivered, all such agreements and documents, as any one of them shall consider necessary or desirable and shall approve and to do or cause to be done all such other acts and things as any one of them shall determine to be necessary or desirable in connection with the Share Incentive Plan or in order to carry out the intent of this resolution and the matters authorized hereby.

In order to become effective, this resolution must be approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting or any adjournment thereof.

Summary of the Plan Amendments

Shareholders are being asked to approve the following Plan Amendments which the Board believes are reasonable and appropriate.

- Amendment Provision: The Plan Amendments clarify that any amendment that does not require Shareholder approval by virtue of the terms of the Share Incentive Plan, applicable laws, rules or regulations of any regulatory authority having jurisdiction, or any relevant stock exchange, may be approved by the Board without Shareholder approval. This clarification is aligned with TSX requirements.

- Change of Control:

• The Plan Amendments introduce a "double trigger" change of control provision. Under this provision, outstanding awards under the Share Option Plan, the Share Bonus Plan and the Share Unit Plan will only vest on an accelerated basis in connection with a change of control if (a) an alternative award is not provided to the participant in replacement of the outstanding award, or (b) the participant is terminated without cause or resigns for good reason within 12 months following the change of control. This amendment clarifies the treatment of awards in the context of a change of control and is designed to prevent the automatic vesting of unvested awards solely upon the occurrence of a change of control event.

• The Plan Amendments contemplate that in the event of a change of control, the Common Shares held in safekeeping for a participant under the Share Purchase Plan shall be immediately deliverable to the participant and the Corporation's contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution prior to the completion of the transaction which results in the change of control.

• References to the treatment of awards in the context of a take-over bid have been removed, as such an event is now contemplated within the definition of "change of control".

- Housekeeping Amendments: The Plan Amendments also include certain other amendments of a housekeeping or clerical nature intended to provide greater clarity and consistency throughout the Share Incentive Plan.

The Plan Amendments were approved by the Board on March 23, 2026, subject to Shareholder approval. For the reference of Shareholders, an amended copy of the Share Incentive Plan incorporating the Plan Amendments is available to any security holder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation and is also attached for reference at Appendix "B" to this Circular.

The TSX has conditionally approved the Plan Amendments subject to approval by Shareholders at the Meeting.

The Board recommends that Shareholders vote FOR the resolution to approve amendments to the Share Incentive Plan.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the amendments to the Share Incentive Plan.

ADVISORY VOTE ON THE CORPORATION'S APPROACH TO EXECUTIVE COMPENSATION

The Board has adopted a shareholder advisory vote on the Corporation's approach to executive compensation, as disclosed under the heading "Statement of Executive Compensation". As a formal opportunity to provide their views on the disclosed objectives and structure of the Corporation's pay-for-performance compensation model, Shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the management information circular of IAMGOLD Corporation dated March 25, 2026.

The Human Resources and Compensation Committee (the "HRCC") and the Board will give due consideration to the results of the vote when determining future compensation policies, procedures and decisions consistent with its pay-for-performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance as well as whether any compensation consultant was retained). The pay-for-performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that Shareholders vote FOR the resolution to accept the Corporation's approach to executive compensation.

In the absence of any instruction to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation's approach to executive compensation.

For Additional Detail

See Appendix "C" to this Circular for the voting results at the annual meeting of Shareholders held on May 6, 2025, on the matters comprising the business of the Meeting, as applicable. A simple majority of votes cast for, or in favour of, a matter will constitute approval of that matter.

BOARD OF DIRECTORS

RENAUD ADAMS

Renaud Adams has over 30 years of global mining experience in senior executive positions and operations. Mr. Adams was President and Chief Executive Officer of New Gold Inc. from 2018 to 2022, where he led the strategic repositioning of the company. Prior to New Gold, Mr. Adams was President and Chief Executive Officer of Richmont Mines Inc. from 2014 until the company was sold to Alamos Gold in November 2017. From 2011 to 2014, Mr. Adams was Chief Operating Officer at Primero Mining Corporation, and prior to that he was General Manager of IAMGOLD's Rosebel mine in Suriname before being appointed Senior Vice President, Americas Operations. Prior to IAMGOLD, Mr. Adams held various senior operations positions at mining operations located in the Americas. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University in Québec, Canada.

2025 Board and committee membership		Attendance

Burlington, Ontario, Canada

President and CEO of the  Corporation

Age: 56

Status: Non-independent

Joined Board: April 1, 2023

2025 Votes in favour: 99.86%

Skills and Experience

• Executive Leadership and Strategic Planning

• Mine Engineering

• Mine Operations

• Project Development

• Communications and Investor Relations

• Health, Safety, Environment and Climate

Board of Directors		14 of 14
Public board membership		Board committee membership
N/A		N/A
Securities held
	As of March 20, 2026	Value ($)
Common Shares	416,521	$9,205,114
Vested DSUs	-	-
Director share ownership requirements
Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2025 Retainer
N/A	N/A	N/A

(1) Director share ownership guidelines do not apply to Renaud Adams. Please refer to the Executive Share Ownership table under the section titled Executive Share Ownership Guidelines in this Circular for guidelines that apply.

CHRISTIANE BERGEVIN

Christiane Bergevin brings over 35 years of experience in finance transaction advisory, strategy and project development across the world. She spent 19 years with the international engineering construction company of SNC-Lavalin (now AtkinsRéalis) including as the President of SNC-Lavalin Capital. From 2009 to 2015, Ms. Bergevin led corporate development for Desjardins Group as Executive Vice President, Strategic Partnership and Business Development and was a member of the global credit committee and served on the executive committee of Desjardins Financial Corporation. She was subsequently a senior consultant with Hydro One's Strategy, Innovation and Corporate Development Group. Since 2020, she has been a Senior Advisor to the strategy consulting firm of Roland Berger. In addition to her credentials in natural resources, capital markets, investments and mergers & acquisitions, Ms. Bergevin has extensive public policy and international relations experience and is a Governor of the Canadian Chamber of Commerce after serving as the Chair of the Board from 2017 to 2018.

Ms. Bergevin is currently a Director of Azimut Exploration Inc. (TSX-V, OTCQX), Transat A.T. Inc. (TSX) and a member of the supervisory board of RATP Développement S.A. (RATP Dev). Ms. Bergevin has previously been a Director of Yamana Gold, Talisman Energy, Caisse de dépôt et placement du Québec and the Business Development Bank of Canada. Ms. Bergevin currently serves as the Chair of the Board of Tennis-Québec. Ms. Bergevin holds a Bachelor of Commerce, Finance and Entrepreneurship with Distinction from McGill University, and graduated from the Wharton School of Business (Advanced Management Program). She holds the ICD.D designation from the Institute of Corporate Directors.

2025 Board and committee membership		Attendance

Montréal, Québec, Canada Corporate Director

Age: 63

Status: Independent

Joined Board: February 22, 2023

2025 Votes in favour: 99.49%

Skills and Experience

• Executive Leadership and Strategic Planning

• Corporate Finance

• Corporate Governance

• International Affairs

• Risk Oversight

• Accounting and Audit

• Project Developmen

Board of Directors		14 of 14
Audit and Finance Committee		5 of 5
Human Resources and Compensation Committee		4 of 4
Nominating and Corporate Governance Committee (Chair)		5 of 5
Public board membership		Board committee membership
Azimut Exploration Inc. (TSX-V, OTCQX)		Audit Committee
Transat A.T. Inc. (TSX)		Audit Committee
Securities held
	As of March 20, 2026	Value ($)
Common Shares	9,697	$214,304
Vested DSUs	83,800	$1,851,980
Director share ownership requirements
Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2025 Retainer
$440,000	4.7x	18.8x

(1) The value provided in this table reflects ownership as at the record date, March 20, 2026. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2025.

L. PETER O'HAGAN

L. Peter O'Hagan brings over 35 years of experience in commodities, natural resource investing, capital markets and structured finance. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002 to 2013 and was most recently Co-Head of Global Commodities. From 2016 to 2019, Mr. O'Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and natural resource investments within the $4 billion Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group.

Mr. O'Hagan is currently a director of Triple Flag Precious Metals, where he is Chair of the Compensation Committee. He was a board member of Rigel Resource Acquisition Corporation from 2022 to 2025, where he served as Chair of the Audit Committee and a board member and Chair of the Compensation Committee of Stillwater Mining from 2015 to 2017 until its sale to Sibanye Gold. He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS). He serves on the advisory board of Johns Hopkins SAIS.

2025 Board and committee membership		Attendance

New York City, New York, USA

Corporate Director

Age: 63

Status: Independent

Joined Board: March 11, 2022

2025 Votes in favour: 99.18%

Skills and Experience

• Executive Leadership and Strategic Planning

• Accounting and Audit

• Corporate Finance

• Corporate Governance

• Human Resources Management and Compensation

• Risk Oversight

Board of Directors		14 of 14
Audit and Finance Committee		5 of 5
Human Resources and Compensation Committee (Chair)		7 of 7
Nominating and Corporate Governance Committee		2 of 2
Public board membership		Board committee membership
Triple Flag Precious Metals (TSX, NYSE)		Audit Committee Talent and Compensation Committee (Chair)
Securities held
	As of March 20, 2026	Value ($)
Common Shares	94,145	$2,080,605
Vested DSUs	87,722	$1,938,656
Director share ownership requirements
Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2025 Retainer
$440,000	9.1x	36.5x

(1) The value provided in this table reflects ownership as at the record date, March 20, 2026. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2025.

KEVIN P. O'KANE

Kevin P. O'Kane has more than 40 years' experience in the global mining industry in senior executive and operations positions. Mr. O'Kane spent over 35 years with BHP in various roles including leading multibillion-dollar projects from conception, through permitting and into execution and operations, President of Pampa Norte copper operations in Chile, in various major project development, technical and operating roles at La Escondida copper mine in Chile, and Vice President Health, Safety, Environment & Community for BHP's copper business.

In September 2025, Mr. O'Kane was appointed as Executive Vice President and Chief Operating Officer, in addition to continuing as a non-independent Director of Northisle Copper and Gold Inc. From 2018 to 2020, Mr. O'Kane served as the Executive Vice President and Chief Operating Officer of SSR Mining Inc. Mr. O'Kane also serves on the Boards of Almaden Minerals Ltd. and Autlan BMV. Mr. O'Kane holds a Bachelor of Applied Science degree in Mining Engineering from Queen's University in Ontario, Canada and is registered as a Professional Engineer in the province of British Columbia.

2025 Board and committee membership		Attendance

Winnipeg, Manitoba,

Canada Corporate Director

Age: 66

Status: Independent

Joined Board: September 21, 2021

2025 Votes in favour: 99.72%

Skills and Experience

• Executive Leadership and Strategic Planning

• Health, Safety, Environment and Climate

• Mine Engineering

• Mine Operations

• Mineral Exploration

• Project Developmen

Board of Directors		14 of 14
Sustainability Committee		4 of 4
Technical Committee		5 of 5
Public board membership		Board committee membership
Almaden Minerals Ltd. (TSX, OTCQB) (1)		Audit Committee Remuneration Committee
Autlan BMV. (MXN)		N/A
Northisle Copper and Gold Inc. (TSX-V)		Remuneration Committee Technical & Sustainability Committee (Chair)
Securities held
	As of March 20, 2026	Value ($)
Common Shares	0	$0
Vested DSUs	140,119	$3,096,630
Director share ownership requirements
Director Share Ownership Guidelines	Value versus Guidelines (2)	Value versus 2025 Retainer
$440,000	7x	28.2x

(1) Mr. O'Kane has advised the Corporation that he does not intend to stand for reelection as a director nominee of Almaden Minerals Ltd. at its next annual general meeting, currently anticipated to be held in June 2026.

(2) The value provided in this table reflects ownership as at the record date, March 20, 2026. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2025

DANIEL RACINE

Daniel Racine served as President of Allied Gold Corporation from 2023 until 2026 and currently serves on its board of directors. Mr. Racine joined Yamana Gold in May 2014 and was appointed President and Chief Executive Officer in August 2018 until the company's sale in 2023. From August 2012 until March 2014, he served as President and Chief Operating Officer of Brigus Gold Corp.

Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining at Agnico Eagle Mines Limited, where he was responsible for the company's global mining operations. He joined Agnico Eagle as a junior mining engineer in 1987 and advanced through progressively senior roles over his tenure, including LaRonde Mine Manager, Vice President Operations, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Université Laval and is a registered engineer with L'Ordre des ingénieurs du Québec, a Professional Engineer with Professional Engineers Ontario, and a member of the Ontario Society of Professional Engineers.

2025 Board and committee membership	Attendance	Toronto, Ontario, Canada

Corporate Director

Age: 63

Status: Independent

2025 Votes in favour: N/A

Skills and Experience

• Executive Leadership and
    Strategic Planning
• Mine Engineering
• Mine Operations
• Project Development
• Corporate Social
    Responsibility and
    Sustainability
• Health, Safety,
Environment and Climate
N/A		N/A
Public board membership		Board committee membership
Allied Gold Corporation (TSX, NYSE)		Sustainability Committee
Securities held
	As of March 20, 2026	Value ($)
Common Shares	N/A	N/A
Vested DSUs	N/A	N/A
Director share ownership requirements
Director share Ownership Guidelines	Value versus Guidelines	Value versus 2025 Retainer
$440,000	N/A	N/A

DAVID S. SMITH

David S. Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector. Mr. Smith has 40 years of executive and board leadership experience with extensive international exposure. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith is currently the Chair of the Board of Directors of Hudbay Minerals Inc. Mr. Smith has previously served on other public mining company boards of directors, specifically, Pretium Resources Inc. (acquired by Newcrest Mining), Nevsun Resources Ltd. (acquired by Zijin Mining Group Limited), Dominion Diamonds Corp. (acquired by the Washington Companies), Northwest Copper Corp. and Paramount Gold Nevada. Mr. Smith holds a Bachelor's of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

2025 Board and committee membership		Attendance

North Vancouver, British Columbia,

Canada Corporate Director

Age: 68

Status: Independent

Joined Board: February 13, 2022

2025 Votes in favour: 99.78%

Skills and Experience

• Executive Leadership and  Strategic Planning

• Accounting and Audit

• Corporate Finance

• Corporate Governance

• Risk Oversight

• International Affair

Board of Directors		14 of 14
Human Resources and Compensation Committee		3 of 3
Public board membership		Board committee membership
Hudbay Minerals Inc. (TSX, NYSE)		Chair of the Board of Directors
Securities held
	As of March 20, 2026	Value ($)
Common Shares	20,000	$442,000
Vested DSUs	114,282	$2,525,632
Director share ownership requirements
Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2025 Retainer
$840,000	3.5x	14.1x

(1) The value provided in this table reflects ownership as at the record date, March 20, 2026. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2025.

MURRAY P. SUEY

Murray P. Suey has over 40 years of experience in financial advisory, operations and auditing with KPMG Canada, a global leading accounting and professional services firm. Mr. Suey most recently served as a Regional Managing Partner in KPMG Canada. Prior to this, he was a Partner-in-Charge of the Calgary audit practice with decades of experience advising global natural resource companies and SEC registrants. Mr. Suey was proudly a founding member of KPMG Canada's Inclusion and Diversity Council which guided KPMG Canada to actively manage diversity and representation of women in senior management positions. Mr. Suey was the Director, Treasurer and Member of the Executive Committee of the Board for Breakthrough T1D, formerly known as the Juvenile Diabetes Research Foundation (JDRF) Canada until April 2025. Mr. Suey is currently a member of the Audit Committee of the Calgary Foundation.

Mr. Suey was awarded the Fellow designation of the Institute of Chartered Accountants (FCPA, FCA) in 2019, and holds a Bachelor of Commerce (with Distinction) from the University of Calgary. In 2023, Mr. Suey received the Executive Certificate in Advancing Sustainability from the NYU Stern Center for Sustainable Business and completed the Directors' Consortium from Stanford University Graduate School of Business.

2025 Board and committee membership		Attendance

Calgary, Alberta, Canada

Corporate Director

Age: 64

Status: Independent

Joined Board: February 15, 2024

2025 Votes in favour: 99.63%

Skills and Experience

• Executive Leadership and Strategic Planning

• Accounting and Audit

• Corporate Finance

• Corporate Governance

• Risk Oversight

• Human Resources Management and Compensatio

Board of Directors		14 of 14
Audit and Finance Committee (Chair)		5 of 5
Nominating and Corporate Governance Committee		3 of 3
Sustainability Committee		2 of 2
Public board membership		Board committee membership
N/A		-
Securities held
	As of March 20, 2026	Value ($)
Common Shares	10,000 (1)	$221,000
Vested DSUs	30,159	$666,514
Director share ownership requirements
Director share Ownership Guidelines	Value versus Guidelines (2)	Value versus 2025 Retainer
$440,000	2x	8.1x

(1) Common Shares are held indirectly through a holding company.

(2) The value provided in this table reflects ownership as at the record date, March 20, 2026. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2025

ANNE MARIE TOUTANT

Anne Marie Toutant has over 35 years of experience in the resources industry as an independent director, advisor and executive with extensive operations and technical expertise. Appointed in 2024 to the Canadian Mining Hall of Fame Board, Ms. Toutant previously served on the boards of the Suncor Energy Foundation and the Mining Association of Canada. A Fellow of CIM, Ms. Toutant served as the Institute's President in 2022/2023.

Anne Marie held executive roles at Suncor focused on leading priorities such as: the safe commissioning, world class start-up and initial operations of the $18B Fort Hills project, testing of autonomous trucks in northern Alberta and development of a digital deployment roadmap, and the consolidation of mining activities in the world-scale Millennium mine. Prior to Suncor, Ms. Toutant held operations and engineering roles of increasing responsibility in metallurgical and thermal coal mines in western Canada for Luscar Ltd. and Cardinal River Coals Ltd.

Ms. Toutant holds a BSc in Mining Engineering from the University of Alberta and is registered as a Professional Engineer in the province of Alberta.

2025 Board and committee membership		Attendance

Calgary, Alberta, Canada

Corporate Director

Age: 61

Status: Independent

Joined Board: November 9, 2023

2025 Votes in favour: 99.82%

Skills and Experience

• Executive Leadership and
Strategic Planning

• Corporate Social Responsibility

• Human Resources Management
and Compensation

• Health, Safety, Environment
and Climate

• Mine Engineering and
Mine Operations

• Project Development

Board of Directors		14 of 14
Human Resources and Compensation Committee		4 of 4
Sustainability Committee		2 of 2
Technical Committee		5 of 5
Public board membership		Board committee membership
N/A		-
Securities held
	As of March 20, 2026	Value ($)
Common Shares	36,000	$795,600
Vested DSUs	46,224	$1,021,550
Director share ownership requirements
Director Share Ownership Guidelines	Value versus Guidelines (1)	Value versus 2025 Retainer
$440,000	4.1x	16.5x

(1) The value provided in this table reflects ownership as at the record date, March 20, 2026. Please refer to the Director Share Ownership table in the section titled Director Compensation of this Circular which reflects values as at December 31, 2025.

CEASE TRADE ORDERS AND BANKRUPTCIES

Other than as set forth below, to the Corporation's knowledge, as at the date of the Circular, or within the last ten years, no proposed director of the Corporation is or has been:

a) a director, chief executive officer or chief financial officer of any company (including the Corporation):

i. subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii. subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b) a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Adams served as a director of Monarch Mining Corporation ("Monarch"), a TSX list company, until March 31, 2023. Further to an application filed by one of Monarch's creditors, Investissement Québec, on November 15, 2023, the Superior Court of Québec (Court) issued an order under the Companies' Creditors Arrangement Act (CCAA) staying any legal proceedings against Monarch and appointing PricewaterhouseCoopers Inc. (PwC) as monitor of the business and financial affairs of Monarch. Further to its appointment, PwC initiated a sale and investment solicitation process for Monarch. This may have involved one or more restructurings, recapitalizations or other forms of reorganization of the operations and business of Monarch. Such sale and investment solicitation process culminated in potential transactions involving the sales of Monarch's Beaufor, McKenzie Break and Swanson assets. The sale and investment solicitation process is ongoing while Monarch continues to operate under CCAA protection. Mr. Adams resigned from the Board on March 31, 2023, nearly eight months before the order of the Court placing Monarch under CCAA protection.

STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Dear Fellow Shareholders,

On behalf of the Board of Directors' Human Resources and Compensation Committee ("HRCC"), I am pleased to share with you our Compensation Discussion and Analysis ("CD&A"), and an overview of Board's executive compensation decisions for 2025.

Performance Highlights

In 2025, IAMGOLD achieved significant milestones including the first full year of production at Côté Gold, achievement of production guidance targets following record quarterly production in the fourth quarter across all sites, the establishment of a framework at Essakane that facilitates regular cash movements to IAMGOLD, and the consolidation of assets in the Chibougamau-Chapais region of Quebec to position the Nelligan Mining Complex as among the largest pre-production assets in Canada. On the financial side, IAMGOLD closed out the legacy gold prepay obligations mid-year, de-levered the balance sheet through the repayment of the $400 million high-cost term loan, and established a share buyback program that purchased $50 million in IAMGOLD shares prior to the end of the year. These efforts, compounded by a strong gold market, were rewarded by the market with IAMGOLD's share price increasing 213% over this period.

Pay-for-Performance

The IAMGOLD executive compensation program is anchored in a pay-for-performance philosophy and reflects the mandate of the HRCC. The program is designed to attract, retain, and motivate high-calibre executives, align executive interests with those of shareholders, and support the achievement of corporate and individual objectives in both the short and long term. The primary components of the program, include base salary, annual non-equity incentives, and long-term equity incentives.

The HRCC provides oversight of the overall compensation framework and annually reviews each component of executive compensation. In fulfilling its mandate, the HRCC recommends base salary levels to the Board, considering several factors, to enable the Corporation to attract, motivate and retain high quality executives who are critical to our long-term success. Annual incentive compensation is linked to achievement of individual and corporate objectives. Long-term equity incentive compensation is intended to align the interests of executive officers with the longer-term interests of shareholders, rewarding the achievement of sustained high performance.

2025 Company Scorecard

The Company's Performance Evaluation Scorecard ("Scorecard") is grounded in objective, well-defined, and measurable financial, operational, and ESG metrics. By aligning annual performance goals with disciplined execution, the Scorecard reinforces sustainable long-term value creation for shareholders, mitigates excessive risk-taking, and advances the Corporation's strategic ambition to become a leading mid-tier Canadian gold producer and modern mining company.

In 2025, the Corporation delivered balanced performance against its 2025 Scorecard objectives, reflecting strong results across many key categories, while certain operating metrics were below target, resulting in a calculated overall outcome narrowly below target. In exercising its oversight responsibilities, the HRCC applied informed judgement with respect to the Gold Production and Capital Costs metrics to reflect specific operational decisions made during the year which the HRCC determined prudent and aligned with long-term interests of the Corporation and its shareholders, as well as results that were not fully captured by measured outcomes. After considering both the quantitative results and the broader operational context, the HRCC approved an adjustment to the 2025 Scorecard result, increasing the overall score from 98.2% to 104.2%.

Executive performance

The HRCC evaluated the performance of our President and CEO, and of our other Named Executive Officer's ("NEOs") relative to their respective individual objectives. Their objectives in 2025 were focused on strategy and implementation, operational effectiveness and sustainability, capital allocation and balance sheet management, continued visible and effective leadership, and further strengthening the corporate culture and values with inclusive practices and Purpose, Vision, Mission realignment.

In 2026, IAMGOLD remains committed to its strategic ambitions of becoming a leading mid-tier, modern gold mining company. We will continue to put safety, responsibility and people first as we focus on delivering the improvements in performance across all aspects of our business that generate long-term value for stakeholders.

Sincerely,

L. Peter O'Hagan (Chair)

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A describes IAMGOLD's approach to executive compensation and outlines the compensation program, policies, objectives, processes, and decisions behind NEO pay during the year ending December 31, 2025.

2025 Named Executive Officers
Renaud Adams	President and Chief Executive Officer ("CEO")
Bruno Lemelin	Chief Operating Officer ("COO")
Maarten Theunissen	Chief Financial Officer ("CFO")
Annie Torkia Lagacé	Chief Legal and Strategy Officer ("CLSO") Joined as CLSO on February 3, 2025
Dorena Quinn	Chief People Officer, Human Capital and Communications ("CPO")

COMPENSATION PHILOSOPHY AND GUIDING PRINCIPLES

IAMGOLD's compensation philosophy reinforces our culture of performance and operational excellence, creating value for shareholders. The executive compensation program is designed to focus, inspire, motivate and retain the leadership team in support of achieving both short- and long-term objectives. Rewards are tied to a clearly articulated set of guiding principles that align with the Corporate business strategy and objectives, with pay for performance at the core.

Components of Executive Compensation

IAMGOLD's executive compensation program rewards different aspects of performance critical to the execution of the Corporation's strategy. The objectives of each element are linked to IAMGOLD's guiding principles and provide a competitive compensation program that attracts and retains key talent to deliver on short-term objectives and the long-term strategic plan.

Link to Guiding
Element		Objectives		Principles	Design
Total Direct Compensation
Base Salary	•	Recognize and reward skills, experience, and level of responsibility	✓	Pay for performance	Base salary is determined at the beginning of the fiscal year and considers the following factors:

• Scope, complexity, and responsibility of the role.

• Competitiveness with salary levels for similar-sized positions within the Peer Group.

• Individual experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive, resulting in periodic base salary adjustments, when appropriate.

Annual base salary increases are not guaranteed.
			✓	Pay competitively
			✓	Well governed

Cash Incentive Plan (CIP)	•	Reward achievement of short-term strategic priorities	✓	Pay for performance	CIP awards are based on the annual achievement of balanced scorecard performance objectives, representing a combination of financial, operational, growth, and ESG measures that can vary each year based on near term priorities, and individual performance goals determined by the CEO, the Board and HRCC. Challenging performance targets are pre-defined in conjunction with the annual budgeting process.

•  The target CIP level is set as a percentage of base salary.

•  Award values range from 0% for below threshold performance to a maximum of 200% of the target value, depending on the actual performance achieved.

The HRCC reviews performance results and may apply their informed judgment to ensure final award values appropriately reflect performance.

CIP awards are performance-based and therefore the Corporation does not guarantee such payments to its Executives.
			✓	Shareholder alignment
	•	Communicates the priorities across the business
			✓	Support business strategy
			✓	Pay competitively
			✓	Well governed
			✓	Manage risk

Equity Incentive Plan (EIP)	•	Motivate the sustained achievement of long-term goals	✓	Pay for performance	EIP grants have staggered and overlapping vesting schedules to ensure that Executives continually focus on future value creation.

Target grant value is expressed as a percentage of base salary.

The equity grant is allocated based on a target mix as follows:

• 60% performance share units - 3-year cliff vesting dependent on company 3-year performance achievement.

• 40% restricted share units - 3-year ratable vesting (vesting one-third per year starting on the first anniversary of the grant).

Performance share units (PSUs) support the retention of keyExecutives while providing a strong mid-term performance focus, with vesting conditional on 3-year relative TSR (75%) and ROIC (25%), which were selected as key indicators of long-term growth and value creation, in addition to absolute share price performance.

Restricted share units (RSUs) focus on the retention of key Executives, while doing so in a way that is aligned to Shareholders through the link to share price performance.

Options: Effective for equity awards granted in 2026 and thereafter, no further stock options will be granted under the Corporation's EIP. Outstanding stock options granted prior to this change will continue to vest and be exercisable in accordance with their original terms and conditions.

Ultimate vesting and value achieved require continued employment and achievement of performance targets for PSUs and share price increases; therefore, the Corporation does not guarantee any EIP awards to its Executives.
			✓	Shareholder alignment
	•	Reward performance that is aligned with the creation of long-term shareholder value	✓	Support business strategy
			✓	Pay competitively
			✓	Well governed
			✓	Manage risk
	•	Align Executives' share ownership with shareholder experience

	•	Retain Executives critical to the execution of strategy

Element	Objectives	Link to Guiding Principles	Design
Indirect Compensation
Benefits, Pension, and Perks	•	Provide benefits coverage and retirement savings for the well-being of Executives	✓ Pay Competitively	Executives participate in the same benefits provided to all employees which include health, dental and life insurance benefits, a defined contribution pension plan and a share purchase plan.

Top-up disability insurance coverage, annual health risk assessments and taxable perquisites are also provided to Executives, according to their employment agreements, as disclosed in the footnotes of the Summary Compensation Table.

The Corporation does not provide any loans to its Executives.

Target Total Direct Compensation

The table below summarizes the target total direct compensation arrangements in place as of December 31, 2025.

Named Executive Officers	2025 Base Salary	CIP Target(1) % of Base Salary	EIP Target (2) % of Base Salary	2025 Target Total Direct Compensation
Renaud Adams CEO	$933,695	125%	250%	$4,435,051
Bruno Lemelin COO	$630,336	80%	170%	$2,206,176
Maarten Theunissen CFO	$544,190	80%	160%	$1,850,246
Annie Torkia Lagacé (3) CLSO	$470,000	70%	150%	$1,504,000
Dorena Quinn CPO	$420,147	70%	150%	$1,344,470

(1) CIP payouts range from 0% for below threshold performance to a maximum of 200% of target value, depending on the actual performance achieved.

(2) EIP target is comprised of 60% PSUs and 40% RSUs. PSUs are paid out based on performance conditions related to relative TSR and average ROIC performance targets over a 3-year period from 2026 - 2028. The payout ranges from 0% for below threshold performance to a maximum of 200% for above target performance.

(3) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025. Ms. Torkia Lagacé`s target compensation amounts reflect full-year values.

Consistent with the Corporation's pay for performance philosophy, a significant portion of target compensation is "at risk", with an emphasis on long-term incentives to align compensation with shareholder interests.

Benchmarking

The Corporation's executive compensation programs are benchmarked against similar organizations and designed to attract and retain global talent and remain competitive in markets where the Corporation operates. The Corporation targets market median compensation for fully functioning incumbents for expected levels of performance. Market data serves as a reference point, along with other factors, to which the HRCC compares the compensation of each Executive to the Peer Group to set executive compensation levels commensurate with performance and experience levels. The Peer Group is also used as a benchmark for compensation trends and market practices.

Peer Group

The HRCC works with WTW (the Committee's independent compensation consultant, whose role is discussed further in "Compensation Program Oversight") to create and maintain an appropriate Peer Group of relevant companies for comparison purposes. The Corporation considers organizations that are similar in size, scope and complexity of operations and are representative of the market within which it competes for executive talent.

When selecting comparators for IAMGOLD's compensation Peer Group, the Corporation applies the following established criteria:

Factors	Selection Criteria
Industry	Companies with active mining operations with an emphasis on gold miners and multiple mine sites.
Geography	Headquartered in North America with international operations.
Size	Revenue generally within one-third to three times that of IAMGOLD.
Corporate Structure	Publicly-traded.

The composition of the Peer Group is regularly reviewed to determine if any changes are required. As a result of the 2025 review, the HRCC determined no changes were required given that the existing Peer Group remains robust.

IAMGOLD's revenue was positioned at the 72nd percentile of the 2025 Peer Group.

Company	Revenue (FY2025)	Total Assets (FY2025)	Market Cap (as of 12/31/25)
Alamos Gold Inc.	$1,809	$6,385	$16,225
B2Gold Corp.	$3,061	$5,879	$6,022
Centerra Gold Inc.	$1,385	$2,959	$2,908
DPM Metals Inc.	$950	$3,081	$6,865
Eldorado Gold Corporation	$1,819	$6,727	$7,224
Equinox Gold Corp.	$1,817	$10,535	$11,040
Hudbay Minerals Inc.	$2,211	$6,223	$7,873
Kinross Gold Corporation	$7,051	$12,411	$34,035
Lundin Gold Inc.	$1,783	$1,787	$20,077
Lundin Mining Corporation	$4,053	$10,821	$18,402
New Gold Inc.	$1,476	$3,180	$6,906
Pan American Silver Corp.	$3,619	$9,742	$21,904
SSR Mining Inc.	$1,630	$6,094	$4,455
Torex Gold Resources Inc.	$1,306	$3,025	$4,596
IAMGOLD	$2,853	$5,853	$9,506
Percent Rank	72p	40p	57p

Dollar amounts shown in this table are presented in millions of US dollars. Data is sourced from Standard & Poor's Capital IQ.

COMPENSATION GOVERNANCE AND RISK MANAGEMENT

IAMGOLD's compensation programs and practices were established to ensure strong alignment of pay with the long-term success of the organization. Key governance and risk mitigating features of the Corporation's executive compensation program are outlined in the table below. Each year, the practices are reviewed against changing regulations and emerging best practices to ensure continued alignment with shareholder interests.

Guiding Principles		Governance and Risk Management Practices

Pay for Performance	•	Actual compensation may be higher or lower than target, depending on company and individual performance.
	•	Most of the executive compensation is variable or 'at risk' and encourages high performers to achieve exceptional levels of short- and long-term performance through higher rewards; 79% for the CEO and 69% or more for other NEOs.

Shareholder Alignment	•	Executive compensation is directly affected by share price and PSUs vest and pay out based on relative TSR and ROIC.
	•	Executive compensation programs incorporate measures tied to future success over various time horizons.
	•	Executives are subject to share ownership guidelines, aligning their interests with the long-term performance of the organization and shareholder interests.

Support Business Strategy	•	Incentive compensation is tied directly to specific short- and long-term objectives to advance corporate strategy.
	•	CIP incorporates a mix of financial, operational, growth and ESG measures.

Pay Competitively	•	Executive pay is benchmarked at market median (50th percentile) of IAMGOLD's Peer Group for fully functioning incumbents for expected levels of performance.

Well Governed	•	The Board considers all information and approves final performance results under the recommendation of the HRCC and management, and may exercise informed judgment to adjust calculated amounts of the incentive plan formulas up or down based on its assessment of the risk assumed to generate the results as needed to ensure overall compensation outcomes appropriately reflect performance results.
	•	Cross memberships on committees provide a link between the committees' respective oversights. The overlapping membership helps provide context of common activities that may impact multiple committees and ultimately better manage risk. In addition, all committees review CIP metrics and assessments related to their respective accountabilities.
	•	Incentive plan processes are well governed with annual reviews by internal audit.
	•	An independent compensation consultant is retained to provide an external perspective on market changes and best practices related to compensation design, governance, and compensation risk management.
	•	An annual advisory vote is held on the Corporation's approach to executive compensation.

Manage Risk	•	Compensation is aligned with the risk profile of the Corporation.
	•	CIP awards, and multiplier for PSU awards range from zero to a maximum of 200% of target.
	•	If the Corporation's TSR outperforms the index, but is negative, the payout multiplier for the relative TSR portion of the PSU award will be capped at 100%.
	•	An annual compensation program risk assessment is conducted by an independent compensation consultant.
	•	Clawback Policy complies with NYSE listing requirements and applies to current and former executive officers in the event of a restatement.
	•	Stock Trading Policy is in place which provides for anti-hedging.
	•	Executive agreements include double trigger vesting upon a change of control.

The compensation framework clearly prohibits:

• Repricing or backdating of options.

• Hedging or monetizing of equity awards.

• Multi-year guarantees in employment agreements.

• Severance provisions of more than two years on termination following a change of control, or single trigger vesting of equity awards for those employed under existing executive agreements.

Risk Assessment

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from executive compensation based on an assessment framework that includes:

• Pay philosophy and practices

• Design of the programs

• Performance measurement

• Compensation governance

In 2025, the HRCC engaged WTW to update the compensation program risk assessment. Based on this review, neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would be reasonably likely to have a material adverse effect on the Corporation.

Clawback Policy

In compliance with NYSE listing requirements, the Corporation's Clawback Policy addresses restatements of the Corporation's financial results due to material non-compliance with financial reporting requirements under securities laws. In the event of such a restatement, the Corporation will recover any amounts paid to current and former executive officers within the prior three-year period for incentive-based compensation received by the executive officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined on the restated amount. The policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure.

In addition, if a restatement or adjustment results from an act of fraud, misrepresentation, malfeasance, or gross negligence on the part of the executive, the executive will be liable if convicted of any crime involving fraud, willful misrepresentation, or gross negligence, to the Corporation for any damages suffered by the Corporation as a result of such wrongdoing. The executive may be further disciplined up to or including termination for cause.

Stock Trading Policy

Under the Corporation's Stock Trading Policy, officers and directors are prohibited from engaging in hedging or similar transactions designed to reduce or limit economic risk associated with holdings of the Corporation's equity-based securities, including Common Shares, PSUs, RSUs and stock options.

Executive Share Ownership Guidelines

IAMGOLD has share ownership guidelines to further align Executives and shareholder interest. The guidelines vary by executive level and are defined as a multiple of base salary. Share ownership includes the accumulation of common shares, as well as unvested RSUs. The ownership level is to be attained within five years of the later of joining the Corporation and appointment to the applicable executive level.

The 2025 executive share ownership guidelines are as follows:

Executive Position/Level	Share Ownership Target Effective in 2025 (multiple of base salary)
CEO	3.0
COO / CFO	2.0
CLSO / CPO	1.5

As of December 31, 2025, active NEOs, except for the CLSO(1), met their share ownership guidelines as indicated below:

Named Executive Officers	Share Ownership Target	Share Ownership			% Ownership Guideline Achieved through Common Shares (3)
	Multiple of Base Salary	Total Value at Dec. 31, 2025 (2)	Multiple of Base Salary	Total % Ownership Guideline Achieved
Renaud Adams CEO	3.0	$12,253,310	13.1	437%	316%
Bruno Lemelin COO	2.0	$4,843,431	7.7	384%	188%
Maarten Theunissen CFO	2.0	$4,948,727	9.1	455%	199%
Annie Torkia Lagacé (1) CLSO	1.5	$0	0.0	0%	0%
Dorena Quinn CPO	1.5	$3,072,304	7.3	487%	237%

(1) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025. Ms. Torkia Lagacé is within the compliance period and has until February 3, 2030 to meet the share ownership guideline.

(2) The value of common shares and unvested RSUs are based on December 31, 2025 closing price of $22.65 on the TSX, the last trading day of 2025.

(3) Excludes unvested RSUs.

Effective January 1, 2025, the executive share ownership guideline policy was amended to remove unvested PSUs from counting toward compliance, and to increase the time within which executives must achieve the required level of shareholding from three to five years.

COMPENSATION PROGRAM OVERSIGHT

IAMGOLD has a strong foundation of good governance practices and oversight that strengthens risk mitigation and supports IAMGOLD's pay for performance philosophy.

Role of HRCC

The HRCC assists the Board in its oversight of the Corporation's executive compensation practices, including the administration of the Corporation's EIP.

The HRCC is composed of a minimum of three (3) directors, each of whom is independent within the meaning of applicable securities laws, policies, and stock exchange rules. In addition, in keeping with governance best practices, the HRCC collectively possess experience and expertise in human resources, talent management, compensation, governance and risk management oversight.

To ensure good governance and mitigate risk in the HRCC's oversight responsibilities, the HRCC collectively has overlapping committee membership across certain of IAMGOLD's Board committees including the Audit and Finance Committee, and the Sustainability Committee.

As of the date of the Circular, the HRCC is composed of the following independent directors:

• L. Peter O'Hagan (Chair)

• Ann Masse

• David Smith

Collectively, the members of the HRCC have acquired experience in human resources and executive compensation by virtue of their extensive tenures as Senior Executives of publicly traded companies and/or members of boards of directors and human resources/compensation committees of other public companies. For more details on the background of the HRCC members, see "Board of Directors".

As part of its Board approved mandate, the HRCC reviews the following each year:

HRCC Mandate
CEO, Executive and Director Compensation	Plan Administration	Oversight of Practices

  Recommends to the Board for approval, the goals of the CEO and with the assistance of the CEO, the other Executives.

  Reviews the CEO's responsibilities and from time to time recommends to the Board any changes.

  Leads the annual review and evaluation process of the performance of the CEO and reports results to the Board.

  Recommends to the Board for approval, the salary, and incentive awards for the CEO, based on performance.

  Reviews the CEO's recommendations for the other Executives' compensation and makes recommendations to the Board for approval.

  Reviews directors' compensation and recommends any changes to the Board.

  Oversees the Corporation's incentive compensation plans.

  Reviews the operation and administration of the Corporation's retirement benefit plans.

  Reviews executive employment agreements to avoid any unwarranted, excessive payments and perquisites, if appropriate, recommends any changes to the Board for approval.

  Reviews and recommends to the Board any disclosure related to executive compensation.

  Reviews and reports to the Board on the Corporation's organizational structure, implementation of executive succession programs, total compensation practices and talent management practices and policies.

  Reviews and assesses potential risks arising from talent management, succession planning and the Corporation's human resources and compensation policies and practices with respect to Executives.

  Supports management on shareholder outreach and communications related to human resources and executive compensation matters.

HRCC Meeting Highlights

The HRCC met 7 times in 2025. In executing its mandate, the HRCC:

• Assessed the effectiveness of the existing compensation plan, including a review of the Corporation's compensation philosophy, methodology and program design to ensure alignment with the Corporation's strategic priorities.

• Approved the peer group of issuers that is to be used for executive compensation benchmarking purposes under the advisement of the Corporation's independent compensation consultants, WTW.

• Recommended to the Board for approval the executive compensation incentive plan design for the CIP and EIP. Approved CIP and EIP awards based on approved budgets and the corporate strategy adopted by the Board.

• Assessed the performance of Executives against their individual objectives and the executive compensation plan.

• Recommended to the Board for approval the compensation payable, according to the executive compensation plan, the individual performance of the CEO and the CEO's recommendation for the other Executives, taking into consideration appropriate pay-for-performance alignment of the compensation of the CEO and other Executives.

• Reviewed various human capital topics, policies and programs including:

- Executives' compliance with their minimum share ownership guidelines.

- Succession plans for the CEO and other Executives and updated development plans.

- Potential for any material risks arising from the executive compensation plan.

- Overview of pension, benefits and wellness program initiatives.

- Discretionary equity plan pool awards and program overview.

- Human capital priorities update, including a review of workforce talent and EDI trends, risks, attraction and retention, and key performance indicators.

- Inclusion initiatives.

• Engaged the services of an external compensation consultant, WTW, to provide independent advice and expertise on executive compensation matters.

• Included in-camera sessions for all meetings as independence from management is fundamental to IAMGOLD's effectiveness in managing executive compensation programs.

Compensation Decision-Making Process

The annual compensation decision-making cycle provides a rigorous process to ensure final compensation is fair and equitable.

Role of Management

The Board reviews and discusses the assessments of performance completed by the CEO and Executives. Final compensation decisions for the CEO and Executives are made by the Board.

With respect to the CEO, the HRCC evaluates the CEO's performance and makes recommendations to the Board regarding the CEO's compensation. With respect to the Executives, the CEO provides recommendations to the HRCC regarding base salary adjustments, if any, and awards under the Corporation's CIP and EIP. The CEO does not provide recommendations regarding his own compensation.

Compensation Consultant

The HRCC retains compensation consultants from time to time to provide expert and independent advice regarding compensation policies and decisions. WTW was first retained by the Corporation in 2011 and the HRCC continues to use WTW for executive compensation services. WTW's executive compensation consultants report directly to the HRCC and are independent of management. The HRCC regularly confirms WTW's independence by reviewing the factors set out by the Securities and Exchange Commission ("SEC") that compensation committees should consider when selecting and monitoring the independence of their compensation consultants including the following criteria:

• Members of the WTW executive compensation consulting team are not involved in selling other WTW services to IAMGOLD and receive no incentive or other compensation based on the fees charged to IAMGOLD for such other services.

• WTW's executive compensation consultants do not have a business or personal relationship with any of the HRCC members or management, and do not own any Common Shares (other than possibly through portfolio investments such as mutual funds).

• WTW has strict protocols and processes to mitigate conflicts of interest and all consultants are required to adhere to a code of conduct.

HRCC decisions and recommendations to the Board are its responsibility and reflect committee members' views of the best interests of the Corporation, as informed by information and recommendations provided by compensation consultants.

In 2025, WTW supported the HRCC in reviewing meeting materials prepared by management and attending certain HRCC meetings. Some of the areas undertaken by WTW included: reviewed the executive compensation and performance peer groups, conducted an update to the risk assessment review of the Corporation's executive compensation program, provided market compensation data for Executives, provided advice and support in developing compensation arrangements for executive roles, reviewed the incentive compensation plans, advised on executive compensation trends and best practices, and provided assistance related to the executive compensation disclosure. To ensure its independence from management is not compromised, the HRCC pre- approves non-compensation services provided to the Corporation by WTW.

	Executive Compensation - Related Fees	Other Fees (1)	Total
2025	$312,527	$248,531	$561,058
2024	$281,295	$27,396	$308,691

(1) "Other Fees", are related to broader employee and pension consulting support in 2025 and communication support related to the Management Information Circular in 2024.

COMPENSATION DECISIONS RELATED TO 2025 PERFORMANCE

2025 Total Direct Compensation Decisions

Total Direct Compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, experience, education, succession planning considerations, competitive pressures, and internal equity.

The following section provides a detailed discussion of the decisions made to determine each NEO's total direct compensation for 2025.

(1) CIP and EIP awards were made in early 2026 in relation to 2025 performance.

Base Salary

In 2025, as part of the annual review process the following decisions were made related to the NEO's base salaries.

Named Executive Officers	2024	2025	% Increase
Renaud Adams CEO	$901,250	$933,695	3.6%
Bruno Lemelin COO	$600,320	$630,336	5.0%
Maarten Theunissen CFO	$525,280	$544,190	3.6%
Annie Torkia Lagacé(1) CLSO	-	$470,000	-
Dorena Quinn CPO	$400,140	$420,147	5.0%

(1) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025.

Cash Incentive Plan (CIP)

IAMGOLD is committed to its philosophy of pay for performance based on the fundamental premise that compensation should be directly correlated to the performance of the Corporation. To support this philosophy, IAMGOLD's CIP rewards Executives for the achievement of annual performance objectives. Performance criteria established by the HRCC will vary based on priorities for the year and can include a combination of financial, operational, strategic, growth and ESG metrics for a balanced view of performance.

The CIP rewards Executives based on company performance results and individual results. For NEOs other than the CEO, the Company Scorecard results account for 70% and individual performance results account for 30% of the CIP award. For the CEO, the weighting is 80% Company Scorecard and 20% individual.

While target levels of performance on CIP metrics are established as parameters, the Board can apply informed judgment to increase or decrease the CIP awards from the formula-based calculations to reflect the Corporation's and the Executive's performance for that year as well as the HRCC's long-term assessment which recognizes that current year performance is influenced by multi-year activities.

2025 Company Scorecard and Results

The Corporation's CIP key performance indicators are reviewed by the HRCC and stretch targets are established at the beginning of each year, in line with the Corporation's budget and longer-term strategy. The Company Scorecard is aligned throughout the organization with weightings set depending on level within the organization.

Details of the 2025 Company Scorecard results are outlined in the table below:

Metrics	Weight	2025 Performance Range			2025 Results	2025 Score	2025 Weighted Score
		Threshold (50%)	Target (100%)	Maximum (200%)
Attributable Gold Production (1) – Côté Gold, Essakane and Westwood	12.5%	760koz	820koz	867koz	765,097 oz	54.9% (adjusted to 65.2%)(1)	6.87% (adjusted to 8.15%)(1)
Operating Cost	12.5%	$1,450 / oz	$1,315 / oz	$1,200 / oz	$1,562 / ounce	0.0%	0.0%
Capital Costs (1)	7.5%	$245M	$225M	$205M	$248M	0.0% (adjusted to 63.1%)(1)	0.0% (adjusted to 4.73%)(1)
Reserve Replacement	7.5%	255koz	375koz	500koz	14koz	0.0%	0.0%
Achieve free cash flow	10.0%	$300M	$450M	$600M	$1,000M	200.0%	20.0%
Reduce debt carrying cost	10.0%	from 8.9% by 1.5%	from 8.9% by 2.0%	from 8.9% by 2.5%	Above performance	200.0%	20.0%
Resource Growth (Gosselin, Nelligan and Monster Lake)	7.5%	500koz	1Moz	2Moz	509koz	50.9%	3.82%
Unlocking Côté Gold	7.5%	Selected Mining Plan from scenario planning	New Mining Plan and Business Case Value Proposal	New Mining Plan, Business Case Update and Approved Study Execution Plan	Above performance	200.0%	15.0%
Health and Safety Leading Indicator: Critical Risk Integration and Verification	10.0%	Phase II rollout plans and workforce engagement. Verification tool developed.	Verification tool exposure to the workforce [85+%]; and Contractor CRM orientation for embedded contractors	100% of site verification targets (H2); and integration of CRM into contractor procurement, verification and evaluation	At target	100.0%	10.0%
Water – Advancement of catchment-based Water Framework and Zero Harm Scorecards for each site.	5.0%	Maturity assessment against new standard	Advancement of roadmap (10% maturity improvement)	Development of Zero Harm Water Scorecards	Above performance	200.0%	10.0%
Energy and Climate Change	5%	Energy Management System (EMIS) in 2026 budget for each site.	Cost of carbon embedded into decisional process.	Start Phase 1 of EMIS Implementation	Above performance	200.0%	10.0%
EDI: Advance representation of women across IAMGOLD through increased talent attraction and reduced voluntary turnover of women	5.0%	18% global hire rate of women	20% global hire rate of women	20% global hire rate and 1% reduction of global voluntary turnover of women	At threshold	50.0%	2.5%
Total	100%						98.2%
Informed judgement by the Board (+6%) (1)							104.2%

(1) In exercising its discretion, the Board determined that an adjustment to the Corporation's overall performance factor from 98.2% to 104.2% was appropriate to better represent corporate performance. The total adjustment of 6.0% was attributable to specific metric-level considerations, including (i) an approximate 1.28% adjustment to the Gold Production metric to reflect the unplanned transfer of ownership interests to the Government of Burkina Faso in Essakane, and (ii) an approximate 4.73% adjustment to the Capital Costs metric to reflect the impact of deliberate capital decisions made in support of the Corporation's long-term business strategy that adversely affected short-term results.

Details of the 2025 Company Scorecard results are outlined in the table below:

CIP Company Scorecard and 2025 Performance
Production 40%

Performance Measures: Gold Production – Côté Gold, Essakane and Westwood (12.5%), Operating Cost (12.5%), Capital Costs (7.5%) and Reserve Replacement (7.5%).

  Gold Production – Côté Gold, Essakane and Westwood (8.15%/12.5%): Attributable production of 765,097 oz was above the threshold level (760,000 oz) yet below target (820,000 oz) which corresponded to the top end of guidance. Côté Gold achieved near the top end of guidance following a successful first full year of operations. Essakane was in the lower half of the guidance range impacted by the June 2025 transfer of 5% ownership to the Government of Burkina Faso. Accordingly, the 2025 weighted score was adjusted upwards by +1.28% to account for the ownership change as the original target assumed full-year 90% ownership. Westwood missed the low end of guidance due to lower grade stopes being mined earlier in the year.
  Operating Cost (0%/12.5%): Operating costs exceeded threshold as a result of: higher royalties due to the strength in the gold price, the revised royalty structure in Burkina Faso, production volumes near the Threshold level (equating to approximately $100/oz impact), and higher than expected unit costs at Côté Gold related to additional contractor and maintenance costs (including the impact of the aggregate crusher employed to reach throughput targets).
  Capital Costs (4.73%/7.5%): Capital costs exceeded the threshold target attributable to operating decisions at Côté Gold to derisk production and improve efficiency of the operation, including plant improvements to support overall plant availability, along with carryover on certain budgeted projects (ex. delayed delivery of a CAT 993 haul truck) and acceleration of initiatives to prepare the mine for the upcoming expansion. The Board provided a discretionary increase to the 2025 weighted score of +4.73% to account for the long-term strategic benefits of the capital decisions.
  Reserve Replacement (0%/7.5%): Reserve replacement at Essakane and Westwood was below the threshold target due to the impact of a modest negative reconciliation of the Essakane geological model, partially offset by an increase of reserves at Westwood.

Finance 20%

Performance Measures: Achieve free cash flow (10%) and Reduce debt carrying cost (10%):

  Achieve free cash flow (20%/10%): IAMGOLD exceeded the stretch target for free cash flow, excluding financing and corporate development, primarily due to inline production at its primary mines and the favourable impact of higher gold prices above budget levels.

  Reduce debt carrying cost (20%/10%): Stretch target achieved as IAMGOLD completed the repayment of the second lien notes by year-end. Further reductions to the revolving credit facility would have been possible, however the Corporation prioritized the repurchase of $50 million of shares and certain cash consideration for the Northern Superior and Orbec acquisitions.

Growth 15%

Performance Measures: Resource growth (Gosselin, Nelligan and Monster Lake) (7.5%) and Unlocking Côté Gold (7.5%).

  Strategic Resource Growth – Gosselin, Nelligan and Monster Lake (3.82%/7.5%): Global resources for Gosselin, Nelligan and Monster Lake increased an estimated 509,000 oz, prior to strategic acquisitions, which equated to meeting slightly above the threshold target.

  Unlock Côté Gold (15%/7.5%): Internal study and peer review completed in 2025, leading to study execution plan presented and approved in the fourth quarter 2025. This study is to form the basis of the Côté Gold expansion mine plan to be released in the fourth quarter of 2026.

ESG 25%

Performance Measures: Health and Safety (10%), Water (5%), Energy and Climate Change (5%) and EDI: Advance representation of women across IAMGOLD (5%).

  Health and Safety – Critical Risk Integration and Verification (10%/10%): Engagement tool tested at all operating sites to at least 85% of the workforce. All sites engaged their embedded contractors during the CRM rollout.

  Water (10%/5%): Draft scorecards developed with each site and presented to leadership.

  Energy and Climate Change (10%/5%): Essakane initiated key EMIS components, progressed PI System deployment, and started improvements to equipment‑level fuel tracking through the Lafon system.

  EDI – Advance representation of women across IAMGOLD (2.5%/5%): In 2025, women represented 18% of all global hires.

Individual Performance

Individual performance for the Executives is reviewed first by the CEO with feedback from the HRCC, taking into consideration the accomplishment of the functional goals established by the CEO and approved by the Board for the relevant year. Each Executive's performance is assessed in the areas of leadership, teamwork, innovation, general and administrative cost management, and other individual objectives for the year, and is scored within 0% to 200%.

Consistent with its mandate, the HRCC reviews and evaluates the CEO's and other Executives' individual performance on the same basis and makes a recommendation to the Board for its consideration and approval. In assessing each individual NEO's performance, the HRCC and the Board considered the individual achievements, as compared to their individual objectives, the Corporation's global performance, and the compensation recommendations for each of the CEO's direct reports. Overall, each NEO achieved and/or exceeded performance against their individual goals.

Renaud Adams President and CEO	2025 Individual Performance Result: 125%

As CEO, Mr. Adams' individual performance in 2025 was assessed based on a range of strategic, operational, financial and leadership considerations, including the following:

 • advancing the Corporation's strategic priorities to support long-term shareholder value while reinforcing IAMGOLD's position as a modern, mid-tier gold producer;

 • overseeing the successful ramp up of the Côté Gold mine to nameplate capacity ahead of schedule, including driving operational stability, cost discipline and continuous improvement initiatives programs across the operation;

 • advancing plans to outline the expansion potential of the Côté Gold mine;

 • providing leadership that supported safe and reliable production at Essakane and Westwood, including delivery on production guidance and updated cost targets in an environment of rising costs;

 • overseeing the consolidation of the Nelligan Mining Complex which positioned the project among the largest pre-production gold projects in Canada;

 • )strengthening the Corporation's financial strength and capital structure through oversight of prudent capital allocation with debt repayments and share buybacks;

 • reinforcing a culture of responsible mining by embedding safety, accountability, and respect for people, communities, and the land at all levels of the organization;

 • progressing enhancements to the Corporation's leadership structure and talent development frameworks to support operational excellence and future growth;

 • maintaining strong relationships with partners, governments, Indigenous communities and other stakeholders through engagement grounded in transparency, respect and shared value; and

 • championing the repositioning of IAMGOLD and its brand to improve employee engagement across the Corporation.

Bruno Lemelin COO	2025 Individual Performance Result: 125%

 As COO, Mr. Lemelin's individual performance in 2025 was assessed on, among other things:

 • maintaining a strong focus on health and safety, driving further improvements in IAMGOLD's TRIFR and reinforcing a culture of responsible mining and providing strong leadership in ESG performance, including aligning with industry benchmarks in critical risk integration and verification, and successfully implementing advanced water management frameworks;

 • strengthening IAMGOLD's operating mines portfolio, with Côté Gold achieving nameplate throughput and transitioning to steady-state operations, sustained optimization and solid delivery at Essakane, and operational improvements at Westwood;

 • advancing exploration activities, highlighted by the consolidation of the Nelligan Mining Complex and significant progress in resource growth; demonstrating a disciplined and focused leadership approach that strengthened operational performance, reinforced cost control, and positioned the Corporation to deliver sustained value, achieving production targets and updated cost guidance despite a rising cost environment;

 • supporting the Corporation's commitment to sustainability, as evidenced this year by internally verified TSM ratings of Level A or greater across all protocols.

Maarten Theunissen CFO	2025 Individual Performance Result: 125%

As CFO, Mr. Theunissen's individual performance in 2025 was assessed on, among other things:

 • demonstrating leadership in maintaining financial discipline and securing liquidity optionality during the ramp-up of Côté Gold;

 • contributing to the transformation of the Corporation's balance sheet in 2025, including delivering into the gold prepay arrangements in the first half of the year and repaying over $400 million of debt, thereby reducing the carrying cost of debt;

 • leading the Corporation's capital allocation strategy, including the initiation of the share buyback program;

 • implementing a new structure to maximize cash repatriation from Burkina Faso;

 • securing a buyback option from Franco-Nevada as part of their acquisition of a royalty on Côté Gold from a third party;

 • )providing oversight of the Corporation's strong financial performance, as well as its treasury, financial reporting, SOX and risk programs, technology, and supply chain functions;

 • continuing to advance modernization of the Corporation's planning and reporting systems and processes.

Annie Torkia Lagacé(1) CLSO	2025 Individual Performance Result: 125%

As CLSO, Ms. Torkia Lagacé's individual performance in 2025 was assessed on, among other things:

 • providing leadership over the Corporation's legal, corporate development and government relations' functions;

 • demonstrating strong leadership and execution capabilities advancing IAMGOLD's strategic vision and strengthening the legal function's presence within the organization;

 • supporting the CEO and executive leadership team in IAMGOLD's 2025 strategic exercise planning;

 • leading the timely acquisitions of Northern Superior Resources Inc. and Mines D'Or Orbec Inc., allowing IAMGOLD to consolidate the Nelligan Mining Complex, now one of the largest gold pre-development asset in Canada;

 • advancing IAMGOLD`s government relations and stakeholders engagement plan, particularly in Quebec, supporting the future growth of IAMGOLD's project pipeline.

(1) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025.

Dorena Quinn CPO	2025 Individual Performance Result: 125%

As CPO, Ms. Quinn's individual performance in 2025 was assessed on, among other things:

 • leading talent attraction, development, workforce planning and succession strategies for IAMGOLD's portfolio of mines and future builds;

 • actively leading, in collaboration with the executive leadership team, the global Purpose initiative, and internal and external rebrand process and deliverable;

 • supporting the integration and enablement of new teams through change initiatives;

 • demonstrating strong leadership in redefining the employee experience through communications and culture, and advancing inclusion across IAMGOLD;

 • demonstrating strong leadership in advancing IAMGOLD's inclusion and people strategies, driving measurable progress in the Corporation's ESG scorecard;

 • )strengthening enterprise-wide EDI capability, expanded site-level inclusion structures, and enhanced fair and transparent hiring practices;

 • supporting the successful integration of the TSM Equitable, Diverse and Inclusive Workplaces Protocol into IAMGOLD's culture commitments, reinforcing the Corporation's focus on people, sustainability, and operational excellence.

2025 CIP Awards

Named Executive Officers	CIP Target % of Base Salary	CIP Target	Corporate Performance	Individual Performance	2025 CIP Award	Award as a % of Target
Renaud Adams CEO	125%	$1,167,119	104.2%	125%	$1,264,690	108%
Bruno Lemelin COO	80%	$504,269	104.2%	125%	$556,914	110%
Maarten Theunissen CFO	80%	$435,352	104.2%	125%	$480,803	110%
Annie Torkia Lagacé (1) CLSO	70%	$299,255	104.2%	125%	$330,497	110%
Dorena Quinn CPO	70%	$294,103	104.2%	125%	$324,807	110%

(1) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025. Her CIP Target and 2025 CIP Award were prorated taking into consideration the hiring date.

Equity Incentive Plan (EIP)

The EIP is designed to support shareholder experience by rewarding long-term sustained performance. Effective for awards granted in 2026 and thereafter, the Corporation has eliminated the use of stock options under its long-term incentive ("LTI") program and revised the LTI mix to consist exclusively of PSUs and RSUs, with target award weightings of 60% PSUs and 40% RSUs.

The Corporation has eliminated stock options from its LTI program following the HRCC's review of compensation design and incentive effectiveness. The HRCC concluded that, in the current market environment, stock options are less effective than alternative LTI vehicles in delivering sustained incentive value and aligning executive compensation with long-term shareholder interests. This revised design increases the emphasis on performance- based compensation, aligns with evolving market and peer practices, and reduces potential Shareholder dilution, as fewer share units are required to deliver equivalent compensation through full value share units compared to stock options.

EIP Formula

The formula used to determine EIP awards is illustrated below:

Grant Allocation - EIP Vehicles Summary

The composition of the 2025 EIP grants awarded in 2026 is set out below along with a summary of the features of each vehicle.

	PSUs	RSUs
Grant Allocation	60%	40%
Term	3 years	3 years
Description	Share units that vest conditionally based on pre-determined company performance criteria	Share units that are subject to time-vesting only
Performance Criteria	75% TSR performance relative to S&P/TSX Global Gold Index	Not Applicable
25% Average ROIC
Vesting	Units cliff vest at the end of the term, and the number of units granted can vary from 0-200% of target depending on the achievement of performance conditions above	Units vest equally over three years, starting on the first anniversary of the grant
Payout	Settled in cash or common shares at the end of the term	Settled in cash or common shares at the end of the term

Further to recent amendments to the Corporation's Share Incentive Plan, LTI awards may be settled, at the Corporation's discretion, in cash, common shares, or a combination thereof, following the completion of the applicable performance or vesting period. This flexibility is intended to manage dilution while providing the Corporation with additional settlement alternatives on a go-forward basis.

Stock options granted prior to implementation of the revised LTI design remain outstanding and will continue to vest and be exercisable in accordance with their original terms and conditions.

As indicated in the table above, the vehicles have staggered and overlapping vesting schedules to ensure that Executives continually focus on future value creation. The EIP awards are approved in the first quarter following the performance year, with actual grants normally made soon after the Board's approval of the awards.

PSU Performance Measures

The two PSU performance metrics used for the 2025 EIP awards were consistent with those used for 2024, measuring IAMGOLD's total shareholder return ("TSR") performance relative to the S&P/TSX Global Gold Index (relative TSR weighted 75%) and the Corporation's capital efficiency relative to the Corporation's three-year plan (ROIC weighted 25%). The three-year cliff-vesting applicable to both metrics is aligned with the three-year performance period used to determine final vesting.

Metrics	Definition	2025 EIP Awards (2026 - 2028) Performance Range (0%-200% vesting)
		Below Threshold (0%)	Threshold (25%)	Target (100%)	Maximum (200%)
Relative TSR 75% weight	TSR is measured based on the 3-year relative TSR compared to the S&P/TSX Global Gold Index, using the volume-weighted average share price for December at the beginning and end of the period (2026 - 2028).

	If the Corporation's TSR outperforms the index but is negative, the metric score will be capped at 100% (target).	< 25th percentile	25th (1) percentile	50th (1) percentile	85th (1) Percentile
Average ROIC 25% weight	ROIC is calculated using a single three-year average (3-year average EBIT divided by the average invested capital) .(3)(4)	< 25.6%	25.6% (2)	36.8% (2)	47.8% (2)

(1) For relative TSR performance between the 25th, 50th and 85th percentiles of the Index, the payout is interpolated on a linear basis.

(2) For ROIC performance between threshold, target and maximum, the payout is interpolated on a linear basis.

(3) EBIT is calculated excluding financing, tax, and exploration expenses and corresponds with the realized earnings margin inclusive of depreciation expense.

(4) Invested capital is calculated including Current Assets, PP&E and the long-term portion of stockpile inventories, less cash and cash equivalents and current liabilities other than debt. The average invested capital will be calculated over 13 quarters with the first quarter representing the opening balance.

2025 EIP Awards

The number of share units was determined based on the volume-weighted average closing price of the Corporation's Common Shares on the TSX for the five consecutive trading days ending February 26, 2026, of $31.22. The market value of the grant is calculated using the closing price of the Common Shares on the TSX on the date of grant, February 27, 2026, of $33.56.

The table below summarizes the 2025 EIP awards granted in 2026.

Named Executive Officers	EIP Target (% of Base Salary)	EIP Grant Value (Grant Price)	Share-Based Award - PSUs (performance vesting)		Share-Based Award- RSUs (time vesting)
			$	#	$	#
Renaud Adams CEO	250%	$2,509,181	$ 1,505,502	44,860	$ 1,003,679	29,907
Bruno Lemelin COO	170%	$1,151,880	$ 691,135	20,594	$ 460,745	13,729
Maarten Theunissen CFO	160%	$935,988	$ 561,593	16,734	$ 374,395	11,156
Annie Torkia Lagacé (1) CLSO	150%	$689,322	$ 413,593	12,324	$ 275,729	8,216
Dorena Quinn CPO	150%	$677,476	$ 406,479	12,112	$ 270,997	8,075

(1) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025. The EIP Grant Value was prorated taking into consideration the hire date.

In addition to the above, as the equity grants are awarded in the subsequent year on a backward-looking basis, as per Ms. Torkia Lagacé's employment agreement, the Board approved a one-time grant of PSUs valued at $500,000, with a grant date fair value of $490,163 (61,501 units), at the time of her appointment in February 2025 to provide an appropriate long-term incentive opportunity aligned with her service during fiscal 2025. The performance-based equity compensation awarded to Ms. Torkia Lagacé also aligned the CLSO's interests with those of the shareholders and increasing shareholder value with the vesting tied to the achievements of performance metrics consistent with those applicable to other senior executives of the Corporation (the "CLSO Welcome Grant").

SHARE PERFORMANCE GRAPH

The following graph compares the cumulative total return for $100 invested in Common Shares of the Corporation on the TSX on December 31, 2020, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years.

IAMGOLD Cumulative Value of $100 Investment versus Relevant Market Indices

December 31, 2020 to December 31, 2025

When comparing the trend in compensation to the trend in the Corporation's share price performance, it is important to highlight that the largest component of IAMGOLD's NEOs compensation is in the form of equity- based compensation and therefore is closely aligned with shareholder experience.

SUMMARY COMPENSATION TABLE

The following table sets out total compensation for the NEOs in the most recently completed financial year as well as the two previous financial years.

Named Executive Officers (1)	Year	Salary ($)	Share- based Awards (2) ($)	Option- based Awards (3) ($)	Annual Incentiv e Plans (4) ($)	Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp ($)
Renaud Adams	2025	933,445	2,509,181	-	1,264,690	33,813	163,461	4,904,590
CEO (appointed	2024	901,250	1,656,588	563,279	1,347,819	34,604	141,955	4,645,495
April 1, 2023)	2023	656,250	2,169,662	412,029	816,147	29,449	108,714	4,192,251

Bruno Lemelin
COO (appointed	2025	630,105	1,151,880	-	556,914	31,517	75,343	2,445,759
September 13,	2024	600,320	706,206	240,130	577,796	29,258	63,462	2,217,172
2023)	2023	521,080	650,444	210,000	408,147	23,671	49,810	1,863,152

Maarten
Theunissen
CFO (appointed	2025	544,045	935,988	-	480,803	29,563	41,012	2,031,411
March 6, 2023)	2024	525,280	579,315	196,980	505,571	18,566	43,557	1,869,269
	2023	488,131	569,139	183,751	382,788	18,035	261,385	1,903,229

Annie Torkia
Lagacé (7)
CLSO (appointed	2025	424,808	1,179,485	-	330,497	19,435	38,096	1,992,321
February 3, 2025)	2024	-	-	-	-	-	-	-
	2023	-	-	-	-	-	-	-

Dorena Quinn
CPO (appointed	2025	419,993	677,476	-	324,807	24,932	61,466	1,508,674
January 1, 2025)	2024	400,140	382,464	130,047	312,915	19,494	27,431	1,272,491
	2023	380,081	382,523	123,500	249,865	18,936	248,333	1,403,238

(1) All NEOs receive their compensation in Canadian dollars.

(2) The EIP values, other than options, reflect the market value of the award on the grant date. For 2025, the number of units was determined using $31.22 which is the 5-day volume-weighted average closing price ending February 26, 2026. For 2024, the number of units was determined using $8.13 which is the 5-day volume-weighted average closing price ending February 27, 2025 (i.e., in 2024, the period of measurement for the volume-weighted average closing price was changed to 5 days from 20-days before 2024). For 2023, the number of units was determined using $3.39 which is the 20-day volume- weighted average closing price ending February 27, 2024. For 2025, the grant date was February 27, 2026, and the fair value was $33.56. For 2024, the grant date was February 28, 2025, and the fair value was $7.97. For 2023, the grant date was February 28, 2024, and the fair value was $3.50.

(3) Represents the option value granted to the NEOs. The Black-Scholes model is used to calculate the value of the options. No stock options were granted in respect of the 2025 compensation year, as the Corporation eliminated stock options from its long-term incentive program for awards granted in 2026 and thereafter. The 2024 grant value was calculated using the Black-Scholes model and the following assumptions: volatility - 56.17%, dividend yield - 0%, interest rate - 2.66%, expected life - 4.5 years and exercise price $7.87 based on IAMGOLD's closing price on the TSX the trading day preceding the date of grant (February 27, 2025) and a fair value of $3.79. The 2023 grant value was calculated using the Black-Scholes model and the following assumptions: volatility - 58.25%, dividend yield - 0%, interest rate - 3.63%, expected life - 4.5 years and exercise price $3.67 based on IAMGOLD's closing price on the TSX the trading day preceding the date of grant (February 27, 2024) and a fair value of $1.86.

(4) Represents the CIP bonuses paid to the NEOs. CIP bonuses were calculated and awarded as described in the CIP section and are paid out the following year for the previous year's performance.

(5) Represents the employer contributions to the NEOs' pension plan.

(6) Includes employer contributions to the Share Purchase Plan, additional disability insurance premium and perquisites available exclusively to the NEOs. For Mr. Adams, employer contributions to the Share Purchase Plan were $35,004, additional disability insurance premiums were $89,372, and risk benefits were $19,063. For Mr. Lemelin, employer contributions to the Share Purchase Plan were $23,629, additional disability insurance premiums were $31,707, and risk benefits were $12,339. For Mr. Theunissen, employer contributions to the Share Purchase Plan were $20,402 and risk benefits were $12,339. For Ms. Torkia Lagacé, risk benefits were $17,218 and flight passes were $17,545. For Ms. Quinn, employer contributions to the Share Purchase Plan were $15,750, additional disability insurance premiums were $20,096 and risk benefits were $21,621.

(7) Ms. Torkia Lagacé joined as CLSO on February 3, 2025. The amount of share-based award for Ms. Torkia Lagacé reflects the CLSO Welcome Grant awarded in February 2025 and the 2025 EIP Award granted in February 2026.

Cost of Management

The table below shows the link between the Corporation's performance and the NEO's compensation by comparing the Total Cost of the NEOs' compensation with Operating Cash Flow and Total Equity, over the last three years.

Year	Total Cost of NEOs' Compensation (1)	As a % of Operating Cash Flow	As a % of Total Equity
2025	12,882,755	0.8%	0.2%
2024	10,510,548	1.6%	0.2%
2023	10,721,896	5.0%	0.4%

(1) Represents the total compensation as disclosed in the Summary Compensation Table. Only the five current NEOs at the end of each year are included in the "total cost of NEOs' compensation" figure above.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based and full value share-based awards held by the NEOs and that were outstanding as of December 31, 2025. The value of these awards is calculated using the closing market Common Share price on the TSX of $22.65 as of December 31, 2025, the last trading day of 2025.

Named Executive Officers	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Vested Common Shares or Units of Common Shares not yet Paid or Distributed
Renaud Adams CEO	221,795 148,752	$3.67 $7.87	28-Feb-2031 28-Feb-2032	$4,209,669 $2,198,555	774,098	$17,533,320	$0
Total:	370,547			$6,408,224	774,098	$17,533,320	$0
Bruno Lemelin COO	55,000 77,300 81,500 113,043 63,414	$3.99 $4.02 $3.73 $3.67 $7.87	22-Feb-2028 15-Mar-2029 18-May-2030 28-Feb-2031 28-Feb-2032	$1,026,300 $1,440,099 $1,541,980 $2,145,556 $937,259	368,300	$8,341,995	$0
Total:	390,257			$7,091,194	368,300	$8,341,995	$0
Maarten Theunissen CFO	36,922 10,208 63,500 98,913 52,019	$3.00 $4.02 $3.73 $3.67 $7.87	07-Sep-2028 15-Mar-2029 18-May-2030 28-Feb-2031 28-Feb-2032	$725,517 $190,175 $1,201,420 $1,877,369 $768,841	306,430	$6,940,640	$0
Total:	261,562			$4,763,322	306,430	$6,940,640	$0
Annie Torkia Lagacé (1) CLSO	0			$0	61,501	$1,392,998
Total:	0			$0	61,501	$1,392,998	$0

Named Executive Officers	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-money Options	Number of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Common Shares or Units of Common Shares that have not Vested	Market or Payout Value of Vested Common Shares or Units of Common Shares not yet Paid or Distributed
Dorena Quinn CPO	22,824 26,027 62,500 66,480 34,343	$3.99 $4.02 $3.73 $3.67 $7.87	22-Feb-2028 15-Mar-2029 18-May-2030 28-Feb-2031 28-Feb-2032	$425,896 $484,883 $1,182,500 $1,261,790 $507,590	232,937	$5,276,023	$0
Total:	212,174			$3,862,659	232,937	$5,276,023	$0

(1) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025.

Value of Vested or Earned Awards during the Year

The table below shows the aggregate value of options and full value share-based units that vested during 2025. For the options, the value was determined based on the difference between the market price on the vesting date and the exercise price at the time of grant. For the full value share-based units, the value was determined by multiplying the number of units vested by the market value of the underlying Common Shares on the vesting date.

Named Executive Officers	Option-based awards - Value vested during the year (1)	Share-based awards - Value vested during the year (2)	Non-equity incentive plan compensation - Value earned during the year (3)
Renaud Adams CEO	$317,903	$322,897	$1,264,690
Bruno Lemelin COO	$359,508	$1,374,776	$556,914
Maarten Theunissen CFO	$294,726	$348,506	$480,803
Annie Torkia Lagacé (4) CLSO	$0	$0	$330,497
Dorena Quinn CPO	$201,059	$402,516	$324,807

(1) Represents the aggregate value that would have been realized if the in-the-money options had been exercised on the 2025 vesting dates, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the preceding trading day if the vesting date is a non-trading day) and the exercise price.

(2) Calculated using the closing market price of a Common Share on the TSX on each vest date for awards vested in 2025. The respective vest date and values are February 28, 2025 ($7.97) and March 15, 2025 ($8.46). PSUs granted in 2022 vested in 2025 at 150% of target based on performance results.

(3) Non-equity incentive plan compensation includes the amount of the CIP awards earned by NEOs.

(4) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025.

PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan for non-unionized, salaried employees in Canada. Executives participate on an equal basis with salaried employees with respect to the terms, conditions, rights, and benefits under the plan. Notwithstanding any contribution made by an Executive, each Executive receives a contribution from the Corporation of at least 5% of base salary. In addition, for every contribution the Executive makes, the Corporation contributes an additional 50% of the Executive's contribution, up to a maximum of 3%. The Corporation therefore contributes a total maximum of 8% of base salary subject to the income tax limit on deductible contributions. Contributions are deposited into investments designated by each individual Executive.

Named Executive Officers	Accumulated value at start of year	Compensatory (1)	Accumulated value at year end
Renaud Adams CEO	$68,999	$33,813	$107,569
Bruno Lemelin COO	$259,479	$31,517	$328,422

Named Executive Officers	Accumulated value at start of year	Compensatory (1)	Accumulated value at year end
Maarten Theunissen CFO	$134,546	$29,563	$199,952
Annie Torkia Lagacé (2) CLSO	-	$19,435	$20,092
Dorena Quinn CPO	$242,377	$24,932	$293,473

(1) For all NEOs, the compensatory portion is based on payroll remittances for the period from January 1 to Dec 31, 2025. Contribution under the Registered Defined Contribution Pension Plan are subject to the money purchase limit prescribed under the Income Tax Act (Canada). Total contributions for 2025 reflect monthly remittances made during the year, including amounts attributable to pensionable earnings for December 2024 and for the 2025 fiscal year.

(2) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025.

TERMINATION & CHANGE OF CONTROL BENEFITS

Termination & Change of Control Benefits

The table below summarizes the termination provisions as of December 31, 2025, under the following scenarios.

	Termination Without Cause (1)	Termination Without Cause Following a COC (2)	Retirement (3)
Severance Formula	Renaud Adams and Bruno Lemelin: 24
months

Maarten Theunissen and Annie Torkia
Lagacé: 18 months

Dorena Quinn: 20 months

Salary + Bonus
(for Mr. Adams, the Bonus amount is the
average of previous two years of actual
CIP award and for other NEOs, the Bonus
is the greater of average of previous two
	years of actual CIP award or current target)	24 months Salary + Bonus (greater of average of previous two years of actual CIP award or current target)	Not Applicable
CIP in Year	Prorated to termination date	Prorated to termination date	Prorated to retirement date
PSUs	Prorated vesting of Unvested (calculated from grant date to termination date)	Vest immediately	Unvested forfeited
RSUs	Prorated vesting of Unvested (calculated from grant date to termination date)	Vest immediately	Continued vesting per original schedule
Stock Options	Prorated vesting of Unvested (calculated from grant date to termination date) Mr. Adams: Vested units remain exercisable for 12 months Other NEOs: Vested units remain exercisable for 3 months	Vest immediately and exercisable until the end of their regular term	Unvested forfeited
Benefits	Continue through severance period subject to terms of benefit plan	24 months	12 months
Mitigation	Benefits will cease if the Executive becomes eligible for similar benefits through new employment	-	Unvested RSUs are forfeited upon securing new employment

(1) Termination Without Cause: For the severance formula, each NEO other than the CEO is entitled to 18 months plus an additional month for every year once six years of service is reached up to a total maximum of 24 months.

(2) A "change of control" occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised to elect a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities. For greater clarity, the severance is not payable upon a mere change of control and is only payable if, within 12 months of the change of control, and NEO's employment was terminated without cause, or the NEO was constructively dismissed.

(3) None of the NEOs qualifies for retirement as of December 31, 2025.

All IAMGOLD's NEOs are entitled to a severance payout upon termination without cause, or a termination without cause following a change of control. The table below shows the incremental value of the estimated payment to each NEO upon termination of his or her employment assuming the triggering event for termination occurred on December 31, 2025.

	Renaud Adams CEO	Bruno Lemelin COO	Maarten Theunissen CFO	Annie Torkia Lagacé (1) CLSO	Dorena Quinn CPO
Termination without Cause
Severance	$4,201,628	$2,269,210	$1,482,554	$1,198,500	$1,190,417
Equity (2)	$14,533,630	$8,321,977	$6,523,207	$389,276	$5,198,593
Benefits	$196,560	$148,194	$103,368	$59,929	$98,703
Total	$18,931,818	$10,739,381	$8,109,129	$1,647,705	$6,487,713
Termination without Cause following a Change of Control
Severance	$4,201,628	$2,269,210	$1,976,739	$1,598,000	$1,428,500
Equity (2)	$22,538,333	$12,416,112	$9,903,073	$1,392,998	$7,613,446
Benefits	$196,560	$148,194	$137,825	$79,906	$118,444
Total	$26,936,521	$14,833,516	$12,017,637	$3,070,904	$9,160,390

(1) Annie Torkia Lagacé joined as Chief Legal and Strategy Officer on February 3, 2025.

(2) For the purposes of the table above, reported values for equity assume target performance for PSUs.

DIRECTOR COMPENSATION

IAMGOLD's director compensation program is designed to appropriately compensate the Corporation's directors while aligning director compensation with the advancement of Shareholder and other stakeholder interests. The HRCC, as part of its mandate, and the Board review and consider director compensation, in both structure and amount, relative to that of the Corporation's Peer Group which is consistent with those used to benchmark executive compensation.

In determining director compensation, consideration is given to directors' experience, the extent of the responsibilities, risks and time commitment associated with the role.

The Board also recognizes that director compensation must not compromise their independence and ability to make appropriate judgments, including overseeing executive compensation. Accordingly, director compensation does not consist of equity-based compensation that is performance driven or otherwise risks aligning directors' interests away from those of Shareholders and toward those of management.

Director compensation is comprised of two components: a quarterly cash retainer and a quarterly equity retainer, in the form of DSUs. The main purpose of the DSU plan is to strengthen the alignment of interests between the independent directors and the Shareholders, as such the DSUs are vested at the time of grant but are settled upon departure from the Board. In addition, directors may elect whether they want to receive a larger portion of their annual cash retainer in DSUs.

No meeting or travel allowance fees for a Board or Board Committee meeting is paid to directors, directors do not receive options and the Corporation does not provide any loans to directors.

DIRECTORS' COMPENSATION SUMMARY

2025 Director Compensation	Cash	Equity
Annual Retainer - Chair	$210,000	$150,000
Annual Retainer - Other Board Members	$110,000	$140,000
Additional Retainer - Chair of Audit and Finance Committee ("AFC")	$35,000	N/A
Additional Retainer - Chairs of the Human Resources and Compensation Committee ("HRCC"),	$25,000	N/A
Nominating and Corporate Governance Committee ("NCGC"), Sustainability Committee ("SC") and
Technical Committee ("TC")

DIRECTOR COMPENSATION TABLE

The following table sets out all compensation payable to directors for 2025.

Name	Fees Earned (1)	Deferred Share Units (Taken in Lieu of Fees) (1)	Share-based awards (2)	All other compensation	Total Compensation
Christiane Bergevin	$52,500	$83,130	$141,249	-	$276,879
Ann Masse	$135,000	-	$141,249	-	$276,249
L. Peter O'Hagan	$135,000	-	$141,249	-	$276,249
Kevin O'Kane	$135,000	-	$141,249	-	$276,249
David Smith	$210,000	-	$151,332	-	$361,332
Murray Suey	$145,000	-	$141,249	-	$286,249
Anne Marie Toutant	$90,000	$20,137	$141,249	-	$251,386
Audra Walsh	$110,000	-	$141,249	-	$251,249

(1) Directors may elect to receive all or a portion of their earned annual retainers as Deferred Share Units (DSUs), in lieu of cash.

(2) The number of awarded units is calculated using the volume-weighted average closing price for the 5 trading-dates preceding the grant date. The grant value of the share-based awards was calculated by multiplying the number of units by the closing market Common Share price of the TSX on the date of grant.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards

The following table illustrates all share-based awards to directors, outstanding as of December 31, 2025.

Share-Based Awards
Name	Option-Based Awards	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards that have vested and not paid out or distributed (1)
Christiane Bergevin	-	-	-	$1,898,070
Ann Masse	-	-	-	$2,757,751
L. Peter O'Hagan	-	-	-	$1,986,903
Kevin O'Kane	-	-	-	$3,173,695
David Smith	-	-	-	$2,588,487
Murray Suey	-	-	-	$683,101
Anne Marie Toutant	-	-	-	$1,046,974
Audra Walsh	-	-	-	$1,311,797

(1) The value of share-based awards was calculated using the Corporation's closing share price on the TSX of $22.65 as of December 31, 2025, the last trading day of 2025.

Value Vested or Earned During the Year

The following table sets forth the value vested during 2025 in respect of share-based awards made to directors.

Name	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year (1)	Non-equity incentive plan compensation - Value earned during the year
Current Directors
Christiane Bergevin	-	$224,379	-
Ann Masse	-	$141,249	-
L. Peter O'Hagan	-	$141,249	-
Kevin O'Kane	-	$141,249	-
David Smith	-	$151,332	-
Murray Suey	-	$141,249	-
Anne Marie Toutant	-	$161,386	-
Audra Walsh	-	$141,249	-

(1) The value of the share-based awards vested for all directors is calculated using the Corporation's closing share price on the TSX on each vesting date of 2025 (March 31-$8.98, June 30-$10.03, September 30-$17.98, and December 31-$22.65). In addition, these share-based awards include DSUs received in lieu of cash.

DIRECTOR SHARE OWNERSHIP GUIDELINE

The Corporation has in place a Director Share Ownership Guidelines. Each director is required to hold a minimum level of common shares or DSUs, to align their interests with those of Shareholders.

The Corporation's Director Share Ownership Guideline requires that each director hold a number of Common Shares and/or vested share units equal in value to four (4) times the cash retainer paid to directors (resulting in $840,000 for the Board Chair and $440,000 for all other directors), to be achieved within five (5) years of the date of appointment to the Board. All directors have met the Director Share Ownership Guidelines as of December 31, 2025.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation's share price are not within the control of directors, the Board has prescribed that, once a director has met the share ownership requirement, there is no requirement for the director to purchase additional Common Shares should the value of the director's holdings fall below the requirement. The higher of the purchase price or market value of Common Shares acquired is used to determine whether a director has achieved the share ownership requirement.

Directors' Share Ownership as of December 31, 2025 (1)

Name	# of Common Shares and Vested Share Units (1)	Total Ownership (2)	Share Ownership Guidelines	% of Guideline Achieved (3)	Date to Meet Share Ownership Guidelines (3)
Christiane Bergevin	93,800	$2,124,570	$440,000	483%	February 22, 2028
Ann Masse	121,755	$2,757,751	$440,000	627%	October 1, 2027
L. Peter O'Hagan	181,867	$4,119,288	$440,000	936%	March 11, 2028
Kevin O'Kane	140,119	$3,173,695	$440,000	721%	September 21, 2027
David Smith	165,282	$3,743,637	$840,000	446%	September 21, 2028
Murray Suey	40,159	$909,601	$440,000	207%	February 15, 2029
Anne Marie Toutant	95,951	$2,173,290	$440,000	494%	November 9, 2028
Audra Walsh	57,916	$1,311,797	$440,000	298%	June 20, 2028

(1) Information as to the number of Common Shares owned and/or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information provided by the respective nominee on SEDI.

(2) The value of share-based awards was calculated using the Corporation's closing share price on the TSX of $22.65 as of December 31, 2025, the last trading day of 2025.

(3) All directors are within the five-year compliance period to reach share ownership guidelines.

SHARE INCENTIVE PLAN

The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Share Unit Plan (formerly the Deferred Share Plan) and the Share Option Plan. The Share Incentive Plan was established for the benefit of full-time and part-time employees, directors and officers of the Corporation and designated affiliates as well as persons or companies (or an employee of such person or company) engaged to provide ongoing management, consulting services or other services to the Corporation or any designated affiliate. Each of the foregoing is an eligible participant under each of the four plans with the exception that non-employee directors of the Corporation are not eligible to participate in the Share Purchase Plan and Share Option Plan (the relevant participants referred to below as "Participants").

The Share Incentive Plan was amended and restated effective January 30, 2026, as unanimously approved by the Board, to introduce additional flexibility in the settlement of awards, permitting settlement in cash. To support this feature and streamline administration, a limited number of related definitions were updated for internal consistency. No other amendments were made. The changes do not increase the number of shares issuable under the Share Incentive Plan, alter participant limits, or impact potential dilution. The amendments were adopted in accordance with Subsection 8.03(a)(ii)(A) of the Share Incentive Plan and, as such, did not require Shareholder approval.

As described under "Business of the Meeting - Amendments to the Share Incentive Plan", Shareholders are being asked at the Meeting to approve further amendments to the Share Incentive Plan that (i) clarify the Board's authority to approve certain amendments in accordance with TSX requirements, (ii) introduce a "double trigger" change of control framework for equity awards, (iii) clarify the treatment of shares held under the Share Purchase Plan in connection with a change of control, and (iv) bring certain housekeeping changes intended to improve clarity and internal consistency of the Share Incentive Plan.

Set out below is a summary of certain provisions of the Share Incentive Plan as it stands prior to the Plan Amendments that are subject to Shareholder approval. This summary is qualified in its entirety by the provisions of the Share Incentive Plan, a copy of which is available to any Shareholder, without charge, upon request to the Corporate Secretary of the Corporation.

Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan. The information set out in the graphs below are presented as of December 31, 2025.

SHARE INCENTIVE PLAN MAXIMUM

The maximum number of Common Shares issuable from treasury under the Plan is 58,312,386. The following table below sets out the maximum number of Common Shares reserved for issuance under each of the four plans comprising the Share Incentive Plan, the number of Common Shares issuable under outstanding awards, and the number of remaining Common Shares available to be issued pursuant to future awards under each plan, together with, in each case, the percentage of the issued and outstanding Common Shares as of December 31, 2025 that this figure represents.

Share Incentive Plan	Common Shares Reserved for Issuance	Outstanding Common Shares Awarded	Remaining Common Shares Available for Grant
Share Purchase Plan, Share Bonus Plan, and Share Unit Plan (1)	17,683,252 (3.0%)	5,130,729 (0.9%)	12,552,523 (2.1%)
Share Option Plan (1)	6,542,455 (1.1%)	2,268,976 (0.4%)	4,273,479 (0.7%)
Total	24,225,707 (4.1%)	7,399,705 (1.3%)	16,826,002 (2.8%)

(1) In 2014, the Share Incentive Plan was amended to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Unit Plan (formerly the Deferred Share Plan), the Share Purchase Plan and the Share Bonus Plan

(awards under these plans are also known as "full value awards"), and (ii) under the Share Option Plan (awards under this Plans are also known as "option awards"). Accordingly, the information in the above table is divided between these two separate pools rather than by individual plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below provides information as of December 31, 2025, regarding compensation plans under which equity securities of the Corporation are authorized for issuance. Each of the equity compensation plans listed in the table below are described in the following sections: "Statement of Executive Compensation - Share Incentive Plan - Share Purchase Plan; Share Unit Plan; Share Option Plan".

Equity Compensation Plans Approved by Security Holders (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CA$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)	Weighted Average Remaining Term
Share Option Plan	2,268,976	$4.53	4,273,479	4.44
Share Unit Plan (formerly the Deferred Share Plan)	5,130,729	$0	12,466,216	N/A
Share Purchase Plan	N/A	$0	86,307	N/A

(1) All of the Corporation's equity compensation plans have been approved by the Corporation.

ANNUAL BURN RATE

The annual burn rate of the Share Incentive Plan, calculated in accordance with the TSX Company Manual, for each of the three most recently completed financial years of the Corporation is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year (calculated in accordance with the CPA Canada Handbook).

	2025 Burn Rate	2024 Burn Rate	2023 Burn Rate
Share Unit Plan (formerly the Deferred Share Plan)	0.20%	0.50%	0.71%
Share Option Plan	0.07%	0.15%	0.20%
Share Bonus Plan (1)	-	-	-
Share Purchase Plan (1)	-	-	-

(1) There have been no issuances during the past three fiscal years for these plans.

INSIDER LIMITATIONS

The Share Incentive Plan provides that in no event shall any security-based compensation arrangement (within the meaning of the rules of the TSX), together with all other previously established and proposed security-based compensation arrangements of the Corporation, result in:

1. the number of Common Shares issuable from treasury at any time pursuant to options granted to insiders exceeding 10% of the issued and outstanding Common Shares; and

2. the issue from treasury to insiders, within any one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

In addition, the number of Common Shares reserved for issue to non-executive directors under the Share Incentive Plan shall not exceed (x) for all non-executive directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-executive director basis, awards of Common Shares per non-executive director in any one calendar year having a maximum aggregate value of $150,000 at the time of the awards, excluding any Common Shares issued in lieu of cash payments owed by the Corporation to the respective non-executive director in such calendar year.

SHARE PURCHASE PLAN

Subject to the requirements of the Share Purchase Plan, the HRCC has the authority to select those Participants (which excludes non-executive directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to Participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation, but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation.

In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which, therefore, could result in issuances at less than the market price of the Common Shares as determined in accordance with the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan, Common Shares equal in number to the number of Common Shares purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant's basic annual remuneration. The matching contribution of the Corporation is 75% of the Participant's contribution until the Participant's contribution reaches 5% of such Participant's basic annual remuneration. As a result, the Corporation's maximum contribution will be 3.75% of a Participant's basic annual remuneration.

Under the Share Purchase Plan, unless otherwise determined by the HRCC, if a Participant ceases to be employed by, or provide services to, the Corporation and all designated affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause and, in such cases, unless prohibited by law, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the Participant. If there is a take-over bid (within the meaning of the Securities Act) made for the Common Shares, then the HRCC may make any Common

Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the HRCC may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the Participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

SHARE BONUS PLAN

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the HRCC in its sole and absolute discretion and for no cash consideration.

SHARE UNIT PLAN

The Share Unit Plan (formerly the Deferred Share Plan) permits the HRCC, in its sole discretion, to grant awards of share units to eligible Participants under the Share Unit Plan, subject to such terms and conditions as the HRCC may determine, including applicable vesting conditions and, where relevant, performance periods and settlement periods.

Subject to the satisfaction of the applicable vesting and other conditions under the Share Unit Plan and the applicable award agreement, each share unit award granted to a Participant entitles the Participant, upon settlement and at the discretion of the Corporation, to receive, no later than the end of the applicable settlement period: (i) one Common Share of the Corporation, (ii) a cash payment equal to the value of one Common Share at the settlement date, or (iii) a combination thereof. Common Shares delivered in settlement of share unit awards may be satisfied by the issuance of Common Shares from treasury or, at the Corporation's discretion, by the purchase of Common Shares on the open market through the facilities of a recognized stock exchange, in each case in accordance with applicable securities laws and stock exchange rules. Settlement of share unit awards will occur as soon as practicable following the applicable settlement date through the delivery of Common Shares, a cash payment, or a combination thereof, as determined by the Corporation in accordance with the Share Unit Plan.

If there is a take-over bid (within the meaning of the Securities Act) made for outstanding Common Shares, the HRCC may accelerate any awards granted under the Share Unit Plan and issue or deliver any Common Shares issuable or deliverable under the Share Unit Plan for the sole purpose of permitting such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan, if a Participant ceases to be employed by or provide services to the Corporation and all designated affiliates or resigns as a director or officer of the Corporation and its designated affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Share Unit Plan and any entitlement to receive share units or payments thereafter under the Share Unit Plan shall terminate.

If a Participant dies, any share units or payments to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Share Unit Plan, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive any share units or payments under the Share Unit Plan will terminate with effect as of the date of death of such Participant.

The obligation of the Corporation to issue or purchase and deliver any share units pursuant to the Share Unit Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any share unit cannot be issued or purchased or delivered to any Participant under the Share Unit Plan for whatever reason, the obligation of the Corporation to issue or purchase or deliver such share units shall terminate and may be settled by payment in cash.

SHARE OPTION PLAN

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants (which excludes non-executive directors). Subject to the terms of the Share Option Plan, the HRCC has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

1. In the case of an eligible employee, an officer of the Corporation or a designated affiliate or in the employment of the Corporation or a designated affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan; and

2. In the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option's date of grant.

The exercise price for purchasing Common Shares is determined by the HRCC and cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the HRCC at the time of grant, which date cannot exceed seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the HRCC and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding.

If a Participant: (i) ceases to be a director of the Corporation or a designated affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death or retirement), or (ii) ceases to be employed by, or provide services to, the Corporation or a designated affiliate, or any corporation engaged to provide services to the Corporation or the designated affiliates, for any reason (other than death or retirement) or receives notice from the Corporation or a designated affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract or the terms of the option, such Participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such Participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option. If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any Option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

If a take-over bid (within the meaning of the Securities Act) is made for the Common Shares, then the HRCC may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

BLACKOUT PERIODS

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as "blackout periods". Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

ASSIGNABILITY

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

AMENDING PROVISIONS

The Board may, without Shareholder approval, make the following amendments to the Share Incentive Plan:

• Any amendment of a "housekeeping" nature,

• Any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

• Any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan,

• Other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

• Any amendment to the provisions concerning the effect of the termination of a Participant's employment or services on such Participant's status under the Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan,

• Any amendment to the provisions concerning the effect of the termination of an optionee's position, employment or services on such optionee's status under the Share Option Plan,

• Any amendment to the categories of persons who are Participants,

• Any amendment to the contribution mechanics of the Share Purchase Plan, and

• Any amendment respecting the administration or implementation of the Share Incentive Plan.

In all other circumstances, Shareholder approval is required to amend the Share Incentive Plan. Amendments requiring Shareholder approval include:

• Any change to the number of Common Shares issuable from treasury under the Share Incentive Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Share Incentive Plan,

• Any amendment which would change the number of days set out in section 4.12 of the Share Incentive Plan with respect to the extension of the expiration date of options expiring during or immediately following a blackout period,

• Any amendment which reduces the exercise price of any option, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

• Any amendment which extends the expiry date of an option other than as then permitted under the Share Incentive Plan,

• Any amendment which cancels any option and replaces such option with an option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Share Incentive Plan,

• Any amendment which cancels any option, the exercise price of which is greater than the trading price of the Common Shares on the stock exchange at the time of cancellation, and replaces such option with a cash award or other entitlement,

• Any amendment which would permit options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Share Incentive Plan,

• Any amendment to increase the limits on awards issued to non-employee directors (as described in greater detail above under "Insider Limitations"), and

• Any amendment to the amending provisions of the Share Incentive Plan.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining a high standard of corporate governance and believes that doing so is an important component of the successful operation of the business, the preservation of IAMGOLD's reputation, and the creation and protection of stakeholder value, all of which are in the long-term best interests of the Corporation.

The NCGC oversees, among other things, IAMGOLD's continued compliance with the corporate governance requirements of applicable regulatory authorities and monitors evolving corporate governance practices, including those suggested by Shareholder advocates and institutional proxy advisors. In addition to regulatory requirements, the Corporation considers and adopts other corporate governance practices which are appropriate for the business of the Corporation and consistent with best practices.

IAMGOLD is listed on the TSX and the NYSE and complies with the corporate governance and other requirements of such stock exchanges and all other applicable Canadian and United States securities regulatory authorities. The Corporation is a "foreign private issuer" for purposes of the securities regulatory requirements of the United States.

KEY GOVERNANCE ATTRIBUTES

As discussed further in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation has the following effective governance structures and attributes:

Board independence: All members of the Board are independent, other than Mr. Adams, who serves as President and CEO of the Corporation. All standing committees of the Board are comprised 100% of independent directors.

Board Membership: The Board values the experience directors bring from other boards on which they serve, but recognizes that those boards may present demands on a director's time, availability, and may present conflicts issues. As such, the Board's mandate requires directors to advise the chair of the NCGC before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment. There are no directors sitting on three or more public company boards that would affect the directors commitment, time and availability to the Corporation.

Advance notice: The Corporation has an advance notice by-law that requires adequate notice be given by any Shareholder seeking to nominate directors for election to the Board and adequate disclosure of information with respect to any such director nominees, as would be provided in a management information circular so that all Shareholders can make an informed vote with respect to any director nominee.

Share ownership requirements: The Corporation requires directors and executives to own Common Shares to reinforce their commitment and to align with Shareholders' interests and set minimum requirements for members of the Corporation's executive leadership team.

Committee mandates and position descriptions: The Board has adopted formal mandates for each of its committees, which are reviewed annually, as well as position descriptions for each of the Board Chair, committee chairs, director, and the CEO role.

Board and management succession: The Board has overall responsibility for oversight of the Corporation's succession planning for directors, the CEO and senior executives. The NCGC periodically reviews Board and director succession matters, including Board composition, renewal and succession planning, and makes recommendations to the Board, as appropriate. The HRCC periodically reviews executive and management succession planning, including CEO succession, leadership development and the executive talent pipeline, and provides recommendations to the Board, as appropriate.

Board renewal: The Board has adopted a renewal policy which recommends the average tenure of the Board not exceed ten (10) years, the tenure of the Board Chair or the chairs of any committee not exceed ten

(10) consecutive years.

Formal assessments: On an annual basis, the Board, through the NCGC, conducts a formal assessment of its effectiveness as a whole and of its committees, as well as the contribution of individual directors through self- assessment questionnaires and interviews with the chair of the NCGC. The Board also assesses the performance of the CEO and, with the advice of the CEO, other members of the ELT.

Code of conduct: To make clear its commitment to conduct business in accordance with all applicable laws, rules and regulations, and high ethical standards, the Corporation's Code of Business Conduct and Ethics applies to members of the Board, employees, contractors and representatives in every business where IAMGOLD operates globally.

Compensation clawback: The Corporation maintains a policy to "clawback" compensation where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements or fraud. For further information on the Corporation's clawback policy refer to the section titled Clawback Policy in the Statement of Executive Compensation of this Circular.

Compensation policies: Executive employment agreements use market-based compensation structures - executives do not receive multi-year guarantees of salary increases, bonuses or equity-related compensation, irrespective of performance.

Related party transactions: The Audit and Finance Committee is responsible for identifying, reviewing and evaluating all related party transactions. The Corporation did not enter into any related party transactions in 2025.

Shareholder engagement: The Board values open dialogue and an exchange of ideas with Shareholders and has adopted a Shareholder Engagement Policy in order to outline how the Board, management and Shareholders can communicate and engage on matters of importance.

No dual class shares: The Corporation does not have a dual class share structure or any non-voting shares. The only issued and outstanding equity securities of the Corporation are the Common Shares, which carry one vote per share and rank equal in all other privileges.

No interlocks: No interlocks between either directors or directors and executives on other boards of directors.

Chair vote: The Board Chair does not have an additional, tie-breaking vote in the event that directors' votes are evenly split on a particular matter.

No hedging: The Corporation has established a policy that prohibits executive officers and directors from hedging against any decrease in the value of the Common Shares, to ensure continued alignment of the interests of management and the Board with the interests of Shareholders.

NOMINATION OF DIRECTORS

The Board delegates responsibility to the NCGC for developing a process for identifying director nominees who will best serve the needs of the Corporation and making recommendations to the Board with respect thereto. The NCGC is comprised entirely of independent directors. In making recommendations regarding nominees, the NCGC considers among other things:

• the mix of skills, competencies and experience required in light of IAMGOLD's strategy, principal risks, and operational, organizational and financial requirements;

• the independence of each director and the Board as a whole;

• the performance of incumbent directors;

• the diversity of the Board;

• other mining and public company directorships;

• the time commitment required of a director; and

• an appropriate board size to facilitate effective decision-making.

NCGC Process for Identifying and Evaluating Director Candidates

The NCGC is authorized to engage professional search firms at the Corporation's expense to assist with the identification, evaluation and due diligence on potential nominees for Board vacancies. Following the announcements that Dr. Masse and Ms. Walsh would not stand for reelection at the Meeting, the Corporation conducted a competitive tender process in order to retain a professional third-party search firm to assist with identifying potential nominees to the Board and performing appropriate due diligence on such candidates. As a result of this robust process, Mr. Daniel Racine was identified and selected as a nominee for election to the Board at the Meeting. The Corporation continues to consider potential additional director candidates and should an appropriate individual be identified, the Board may elect to appoint an additional director following the Meeting in compliance with applicable laws.

BOARD SKILLS

In recommending suitable nominees for election to the Board, the NCGC, generally, seeks candidates that have previous senior officer experience, including, without limitation as chief executive officers, chief financial officers, chief operating officers, or other members of the C-suite, in mining or other industry sectors. In addition to senior executive, leadership experience in mining or other industries, the NCGC considered competencies, skills and experience in the following specific areas (the following comprise the Board skills matrix):

Skill	Description
Executive leadership / strategic planning	Experience driving strategic direction and leading growth of an organization.
Accounting and audit	Experience as a professional accountant, as a public company Audit Chair, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levels of the business.
Corporate governance / board	Knowledge of corporate governance best practices and expertise regarding issues facing directors of publicly listed companies.
Corporate finance / mergers and acquisitions	Experience in the field of finance, investment and/or in mergers and acquisitions.
Corporate social responsibility and sustainability	Experience and understanding of corporate responsibility practices, including Indigenous and community affairs, and the constituents involved in sustainable development practices.
Human resources management and compensation	Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation, diversity, equity, and inclusion.
Health, Safety, Environment and Climate Change	Experience in management and implementation of health, safety and environmental standards and procedures which includes effective management of systems to minimize health, safety environmental and climate risks in compliance with all regulatory requirements.
Government affairs	Experience in and understanding of government affairs and relevant public policy considerations in Canada and internationally.
International business	Experience working in a major organization that has business in one or more international jurisdictions, with exposure, oversight and/or accountability for international activities.
Information technology / cyber security	Experience in overseeing risks associated with information technology such as cyber security.
Legal / compliance / regulatory	Experience in legal practice and/or compliance monitoring and oversight.
Communications / investor relations	Experience dealing with investors and key stakeholders.
Risk oversight	Knowledge of and experience in identifying, assessing, and managing risks applicable to the mining industry, natural resources or other relevant industry.
Mine engineering / project development / mine operations	Experience in and understanding of engineering design and development of mine projects, and the operation of large-scale mining projects.
Mineral exploration Senior Officer Experience	Experience in and understanding of mineral exploration activities. CEO or other Senior Officer experience of a publicly listed company or major organization.

The Board skills matrix is reviewed and assessed on at least an annual basis, in light of the then current strategy and other plans of the Corporation. The Board, collectively, possesses the skills required to effectively oversee the execution of the current strategy of the Corporation.

DIVERSITY, INCLUSION AND TENURE

Board of Directors

IAMGOLD seeks to maintain a Board comprised of talented and dedicated directors with a diverse mix of experience, skills and backgrounds collectively reflecting the strategic needs of the business and the nature of the environment in which IAMGOLD operates. When assessing the composition of the Board, the principal focus is on ensuring that members collectively possess the experiences, skills and backgrounds needed to effectively oversee and reflect the diverse nature of the business environment of IAMGOLD, as well as varied personal experience and characteristics. The Board's membership includes a diversity of skills and experience in the areas referenced above in the Board skills matrix.

Following the Meeting, the Board is expected to include two (2) women directors, or 25% of all directors, and seven (7) of eight (8) directors will be independent, or ~88% of all directors.

Consistent with its view on diversity, the Corporation has adopted a Diversity Policy that sets out that the Board, when identifying candidates for nomination for election to the Board or appointment as management:

a.) considers candidates who are highly qualified based on their business and functional expertise, knowledge and skills, promoting diversity and the needs of the Board and the Corporation;

b.) considers the diversity criteria of a candidate, including, but not limited to, gender, age, race, ethnicity, disability and geographical background; and

c.) in addition to its own searches, when appropriate from time to time, engages independent qualified external advisors to conduct a search for candidates meeting the Board and Corporation's qualifications, including but not limited to, business and functional expertise, skills, experience and criteria that promotes diversity.

Further to the Corporation's Diversity Policy, the Board believes that director nominations and executive appointments should be made, and should be perceived as being made, on the objective merits of the candidates, which would include diversity among the factors taken into consideration, and having fixed targets could impede the application of this principle. The NCGC considers, among other types of diversity, the level of representation of women, Aboriginal peoples, persons with disabilities, and members of visible minorities (collectively, the "Designated Groups") on the Board when determining director nominees. Where Board renewal or expansion of the Board is being considered, the NCGC emphasizes the identification of qualified candidates that will enhance the Board's effectiveness through diversity, and prioritizes their selection within the context of the knowledge, skills and experiences the Board requires. The Corporation's Diversity Policy will enable the evolution of a diverse Board, executive management, and corporate organization generally, as a more sustainable approach to improving diversity.

The Corporation requests disclosure from its directors on diversity characteristics beyond gender, including visible minorities, Aboriginal status, persons with disabilities and ethnicity. As part of its commitment to diversity at the board and executive management levels, and through the Corporation, it provides disclosure of the number and percentage of its board who are members of the Designated Groups. Based on the responses received, the Board of IAMGOLD, as constituted prior to the Meeting, is comprised of five (5) persons identifying as belonging to the Designated Groups serving on the Board, being four (4) women directors and one visible minority member. Following the Meeting, it is expected that three of the eight board members (~38%) will identify as belonging to the Designated Groups (two women directors (25%), and one director who is a visible minority (~13%)).

Each director and director nominee presented for election at the Meeting is highly qualified to serve as a director of the Corporation. Each has demonstrated their merit through the knowledge, skills, and experience they bring to the Board and their ongoing performance in service to the Corporation.

Executive Management

The Board recognizes the value of diverse perspectives within executive management, which has direct responsibility for the day-to-day management of the Corporation. For purposes of this section, Executive Management is defined as the President and Chief Executive Officer and the executive leadership team reporting to them.

On at least an annual basis, the CEO, with the support of the CPO, assesses the diversity of the Corporation's workforce and leadership structure. While merit, qualifications and performance are fundamental considerations in recruitment and appointments, the Board considers, among other types of diversity, the level of representation of Designated Groups and overall diversity within the Corporation when determining or approving executive management and other leadership appointments.

At the end of 2025, two (2) of the five (5) executive management positions or 40% were held by a woman, including its major subsidiaries, highlighting the Corporation's continued progress and commitment to fostering an inclusive leadership environment.

Human Capital Management and Inclusive Culture

IAMGOLD is committed to cultivating a workplace culture that values inclusion, empowers employees, and supports their professional and personal growth. An inclusive environment enhances collaboration, drives innovation, and contributes to strong business outcomes. IAMGOLD recognizes that effective human capital management is integral to the execution of its business strategy and the alignment of compensation with performance.

In accordance with its Board approved mandate, the HRCC assists the Board in overseeing the Corporation's human capital priorities, including workforce talent considerations, culture imperatives and related key performance indicators, as part of its broader oversight of compensation risk and program design. Management level oversight of inclusion initiatives is supported by a Steering Committee comprised of executives, senior leaders and functional specialists. This leadership-driven approach ensures that inclusion is not a standalone initiative, but a core dimension of how IAMGOLD delivers on its strategy and engage with the communities where the Corporation operates.

In 2025, the Corporation further evolved its approach to human capital management by integrating an inclusion focused measure into the 2026 Company Scorecard within the ESG component applicable to eligible employees. This evolution reflects a shift from diversity representation-based measures toward broader indicators of employee experience, engagement and organizational health, while continuing to monitor representation metrics as part of the Corporation's broader reporting practices.

During the year, IAMGOLD conducted an employee listening survey in partnership with Gallup, that included Gallup's Culture of Inclusion Index, to inform management's assessment of employee perceptions relating to respect, inclusion, strengths-based development and confidence in ethical and accountable conduct. The survey results support management action planning and the advancement of initiatives designed to strengthen inclusive practices at the corporate and site levels, with oversight exercised through the Corporation's established governance processes.

Talent Management and Inclusion Initiatives

Attracting, developing and retaining talent remains a key human capital priority for the Corporation. IAMGOLD's approach includes investment in establishing future talent pipelines, training and development, leadership capability, and workplace practices intended to foster a culture of belonging and professional growth. In 2025, IAMGOLD advanced several strategic initiatives that reflect its commitment to redefining the employee experience and building a future-ready workforce including:

• Leadership training designed to build change management capabilities and strengthen leadership impact;

• Technology and AI learning sessions to build critical skills;

• Unconscious bias and inclusive workplace training sessions;

• Succession planning activities within Corporate and leadership development initiatives, including coaching programs and Individual Development Planning;

• Inclusion-focused workshops including Inclusion in Mining 2025, and Male Allyship in Mining;

• Introduction of TalentDIG Summer Intern program and initiatives with Laurentian University under the President's Innovation Fund to build future talent pipelines;

• Continued integration of inclusion considerations into the Corporation's broader ESG framework, including self-assessments under the Towards Sustainable Mining Equitable, Diverse and Inclusive Workplaces Protocol;

• Essakane mine: advanced community-focused inclusion initiatives, held breast cancer awareness sessions for women employees, and facilitated technical credential recognition of employees with experience but not formal education;

• Westwood mine: Established an EDI Committee, continued unconscious bias training, and created leadership programming for women leaders to be rolled out in 2026; and

• Côté Gold: Expanded PPE (personal protective equipment) options specifically made and tailored for women, and onboarded 12 newcomers to Canada through Ontario's Rural Community Immigration

Program.

Key Results and Engagement

By fostering a workplace where people feel respected, connected, and empowered, IAMGOLD is redefining what a modern mining workforce looks like - strengthening its ability to attract and retain talent, drive operational excellence and deliver sustainable growth.

In 2025, women represented approximately 47% of Corporate employees, 65% of Corporate new hires, and 100% of TalentDIG Interns. The Corporation also maintained relationships with industry organizations supporting inclusion and talent development within the mining sector. In addition, IAMGOLD was recognized for the fourth consecutive year as a Greater Toronto Top Employer and received the Queen's University IRC Award for Best Learning & Development Strategy at the Canadian HR Awards, where it was further named an Excellence Awardee for Most Effective Recruitment Strategy, recognizing early-talent initiatives like the TalentDIG Program.

BOARD PERFORMANCE ASSESSMENT

On an annual basis, the Board, through the NCGC, conducts a formal evaluation to assist the Board in fulfilling its responsibilities in respect of governance matters and Board effectiveness which evaluation may be done internally or externally using a third-party independent advisor. This evaluation assesses the effectiveness of the Board as a whole, its committees and the contributions of individual directors. The process includes detailed written self assessment questionnaires completed by directors, followed by confidential interviews conducted by the Chair of the NCGC or when performed externally the third-party independent advisor. The evaluation addresses, among other matters, the Board's mandate, director engagement, Board composition and structure, Board and committee leadership, Board culture, and the effectiveness of relationships.

Consistent with its mandate, when performed internally the NCGC reviews and discusses the results of the director self assessment questionnaires and confidential interviews and advises the Board with respect to actions it considers appropriate to enhance the effectiveness of the Board, its committees and overall governance practices.

In 2025, the NCGC recommended, and the Board approved, the engagement of an independent third-party advisor to conduct a Board effectiveness evaluation. As an external Board evaluation had not been conducted in several years, the Board determined that obtaining an independent perspective would assist in confirming that the Board's collective competencies, skills and experience continue to align with the Corporation's strategic priorities and governance needs, and in identifying opportunities to further enhance Board effectiveness. The results of the third- party evaluation are considered by the NCGC as part of its ongoing governance oversight and advisory role.

Director performance, assessed against the competencies, skills and contributions demonstrated during the year, is a significant factor considered by the NCGC in making recommendations to the Board with respect to the nomination of incumbent directors.

TERM LIMITS

In order to ensure that the Board benefits from a balance of fresh perspectives and the experience of longer- serving directors, the Corporation has adopted the Board Renewal Policy. The policy recommends that the average tenure of the Board not exceed ten (10) years and that the length of service of any Board chair or any committee chair not exceed ten (10) consecutive years.

The Board Renewal Policy does not impose term or age limits for individual directors as such limits could cause the Board to lose an established and experienced director necessary to ensure continuity and stability in transitioning new directors to the Board. However, the policy does provide for term limits for the chair of the Board and committee chairs in order to ensure that fresh and diverse perspective and insights are maintained in those roles.

INDEPENDENCE AND IN CAMERA SESSIONS

When used to describe a director in this Statement of Corporate Governance Practices, the term "independent" has the meaning given to it by Canadian and United States securities regulatory authorities, specifically, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non-independent. A "material relationship" with the Corporation being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Neither compensation received solely in connection with directorship nor the holding of Common Shares of the Corporation (which is encouraged) constitutes such a material relationship.

The Board, through the NCGC, at least annually, reviews each director's direct and indirect relationships with the Corporation, if any, to confirm their independence. The NCGC obtains information relating to these relationships from a variety of sources, including directors' responses to an annual, detailed independence questionnaire that seeks to identify any connections between the Corporation and any director, or any family member or controlled entity of the director.

The Board has determined that all directors and director nominees for this year's election of directors are independent, other than Mr. Adams, President and CEO of the Corporation.

The Board and its committees act independently, including, generally, conducting part of each of their meetings in camera (without management, affiliated, non-independent directors present) and deliberating and resolving on proposed actions from management and other material matters in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors. Approximately 54 such in camera sessions during Board and committee meetings were held in 2025. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management or any non-independent director not be present for all or any part of a meeting.

In camera sessions in 2025 have pertained to consideration of the CEO's performance, shareholder engagement, director and management compensation and succession, material transactions, financing alternatives and project management, among other matters. In addition to in camera sessions held at Board and Board committee meetings, with a view to the integrity and reliability of the financial statements, the AFC regularly holds sessions that are attended only by the Corporation's internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

MEETING FREQUENCY, TIME COMMITMENT, ATTENDANCE AND INTERLOCKS

The Board met 14 times in 2025. Absent compelling reasons, it is critical for directors to adequately perform their duties and responsibilities to the Corporation that they attend all Board and committee meetings they are required to attend. Each director's attendance record for Board and committee meetings is considered by the NCGC when recommending director nominees for re-election to the Board. Even if not formal members, directors can attend all committee meetings. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review financial reporting. Other standing committees of the Board meet at least twice each year and typically more frequently to ensure their mandates are adequately performed. The following table sets out the attendance record for all directors who served on the Board in 2025.

Directors' Meeting Attendance

		Committee Meetings (2)(3)					Total Board and Committee Meetings to December 31, 2025
	Board Meetings	AFC	HRCC	NCGC	SC	TC
Director
Renaud Adams	14/14	-	-	-	-	-	14 of 14
Christiane Bergevin	14/14	5/5	4/4	5/5	-	-	28 of 28
Ann Masse	14/14	3/3	3/3	2/2	4/4	-	26 of 26
L. Peter O'Hagan	14/14	5/5	7/7	2/2	-	-	28 of 28
Kevin O'Kane	14/14	-	-	-	4/4	5/5	23 of 23
David Smith (1)	14/14	-	3/3	-	-	-	17 of 17
Murray Suey	14/14	5/5	-	3/3	2/2	-	24 of 24
Anne Marie Toutant	14/14	-	4/4	-	2/2	5/5	25 of 25
Audra Walsh	14/14	-	4/4	3/3	2/2	5/5	28 of 28

(1) Mr. Smith was appointed as a member of the HRCC on May 6, 2025.

(2) Although directors are not formal members of certain committees, they are extended invitations to attend committee meetings as guests.

(3) Indicates the total number of meetings attended by the committee member across all committees they are affiliated with.

The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation's business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

When considering whether director nominees have sufficient time and attention to dedicate to IAMGOLD's business and affairs, the NCGC will consider the number of outside boards of directors on which a director nominee sit, nature of the company or entity on whose board the director nominee sits, the complexity of the business, its legal obligations, the likely demand on a director's time and attention (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations) as well as the potential for conflicts. The NCGC also considers whether the company or entity is listed on a stock exchange and the requirements of that stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange), all with a view to determining whether a director nominee can devote the required time and resources to the Corporation.

The NCGC has determined that no director nominee sits on such number of other boards of directors that could compromise the expected commitment of time and attention to IAMGOLD's business and affairs, as is reflected in their 100% attendance at the previous years' Board and committee meetings.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company or other entity with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors and executive officers of the Corporation at other public companies or other entities.

BOARD ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Board are prescribed by applicable law, its adopted mandate and the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation, through the oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation and protection of stakeholder value. The Board oversees the following matters, among others:

• the adoption of strategic, capital and operating plans and budgets, at least annually;

• the performance of the CEO and other executive officers with a view to the successful execution and implementation of the strategic plan adopted by the Board;

• the maintenance of a culture of integrity throughout the organization through oversight of compliance with the Corporation's Code of Business Conduct and Ethics;

• effective governance through the adoption of sound corporate governance structures and practices designed to ensure the Corporation's assets are protected, its reputation is preserved and it continues to comply with all laws applicable to its business, wherever conducted;

• the identification of risks to the Corporation's business and the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks;

• oversight and monitoring of the Corporation's approach, policies and practices related to ESG matters, including environmental-related risks and opportunities;

• oversight of fair and accurate financial reporting, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

• the establishment of a communications policy to facilitate communications with investors and other stakeholders and avoid selective disclosure of material undisclosed information;

• executive management succession planning, including appointing and monitoring the performance of members of senior management, and oversight and approval of appropriate compensation programs; and

• director succession planning, such that the Board remains appropriately balanced in terms of the strategic skills, competencies and experience and diversity required amongst its members, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions that will maintain the long- term creation and protection of stakeholder value. The full responsibilities of the Board are set out in its mandate, a copy of which is set out in Appendix "A" to this Circular.

Directors are expected to be familiar and annually affirm their compliance with the Code of Business Conduct and Ethics and, in particular, rules concerning conflicts of interest, actual or perceived, and the expectation of withdrawal from any discussion, assessment or decision of the Board relating to any matter in which a director is conflicted. In addition to the Code of Business Conduct and Ethics, each of the Corporation's directors are subject to the requirements of the Canada Business Corporations Act, the Corporation's governing legislation, and where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director, where appropriate, shall recuse himself or herself in connection with such matter, not attend any discussion, or vote, on the matter.

Board Leadership

Chair

The role and responsibilities of the Board Chair include the following:

• Ensuring that the Board and its committees function independently of management

• Chairing Board meetings.

• Developing the agenda for the Board meetings and schedules for Board and committee meetings.

• Providing advice and counsel on Board meeting schedules to ensure there is sufficient time for all agenda items.

• Evaluating and overseeing the quality, quantity and timeliness of the information submitted by management to the independent directors.

• Acting as a liaison between the independent directors and senior management.

• Being available for consultation and direct communication, under appropriate circumstances, if requested by investors and other stakeholders.

• Performing such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

• The Board Chair does not have an additional, tie-breaking vote in the event that directors are evenly split on a particular matter.

Committees of the Board

In order to assist in the performance of its mandate and oversight of the management of the Corporation, the Board has formed five standing committees: the Audit and Finance Committee, the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, the Sustainability Committee and the Technical Committee. The Board may form other ad hoc or special committees from time to time, as necessary or appropriate, to adequately address specific matters. The membership of each standing committee is composed exclusively of independent directors who have the expertise necessary to successfully fulfill the mandate of the committee. As President and CEO of the Corporation, Mr. Adams does not serve on any standing committee of the Board. Mr. Smith, Board Chair, is also a member of the HRCC and regularly attends all committee meetings.

The chair of a committee is appointed by the Board on the recommendation of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed by the NCGC and the committees on an annual basis, with any amendments being brought to the Board for approval, as applicable. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation's website (at www.iamgold.com, under "Corporate Governance"). Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors it deems necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and committee mandates, collectively, are designed to provide the governance framework necessary or advisable to fulfill the Board's duties and responsibilities, particularly, in the effective oversight of management in the conduct of the Corporation's business and affairs and the execution of the strategy adopted by the Board.

Audit and Finance Committee (AFC)

Members:	Murray P. Suey (Chair), Christiane Bergevin, Ann Masse(1) and L. Peter O'Hagan

All Members Independent:	Yes

Number of Meetings:	5

Attendance:	100%

(1) Dr. Masse was a member of the Audit and Finance Committee until May 5, 2025.

As of the date of this Circular, the AFC is composed of three (3) independent directors who met five (5) times in

2025 to carry out responsibilities of its mandate. The AFC's responsibilities include:

• reviewing and recommending for Board approval the Corporation's annual and quarterly financial statements and related regulatory disclosures, as prepared by management;

• reviewing the process of preparing such disclosures through the oversight of internal and external auditors that review the Corporation's internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements and the assumptions, judgments and estimates of management reflected in the financial;

• recommends the nomination of the external auditor and pre-approves all non-audit services and fees thereof in an effort to monitor the external auditor's independence from management;

• reviews the proposed audit scope and approach of the external auditor of the Corporation and ensures no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

• on a quarterly basis, reviews risks specific to the execution of the Committee's mandate;

• reviews policies relating to the Corporation's cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

• reviews and makes recommendations to the Board with respect to financial plans, including capital market and off-balance sheet transactions, including, without limitation, equity or debt offerings and issuances, and sale-leasebacks that may have a material impact on the Corporation's financial position;

• oversees the Whistleblower Policy and the procedures for handling accounting and auditing complaints and confidential, anonymous employee reporting; and

• identifies, reviews and approves all related party transactions.

Further to a recommendation from the NCGC, the Board has determined that all members of the AFC are "financially literate", at least one member is considered an "audit committee financial expert" and all members have the necessary time to commit to the AFC's affairs. In the Board's determination of the financial literacy of members of the AFC, which must be financially literate before the appointment to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Corporation's financial statements. The Board also confirms that the members of the AFC have familiarity with the application of accounting principles, including in respect of judgment and estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member's financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

For further information related to the AFC please refer to "Item VIII-Audit and Finance Committee" in the Corporation's AIF filed with applicable securities regulatory authorities.

Human Resources and Compensation Committee (HRCC)

Members:	L. Peter O'Hagan (Chair), Christiane Bergevin(1), Anne Marie Toutant(1),
Audra Walsh(1), Ann Masse(2) and David Smith(2)

All Members Independent:	Yes
Number of Meetings:	7

Attendance:	100%

(1) Ms. Bergevin, Ms. Toutant and Ms. Walsh were members of the HRCC until May 5, 2025.

(2) Dr. Masse and Mr. Smith were appointed as members of the HRCC on May 6, 2025.

As of the date of this Circular, the HRCC is composed of three (3) independent directors who met seven (7) times in 2025 to carry out responsibilities of its mandate. The HRCC's responsibilities include:

• making recommendations to the Board relating to the compensation of the Board, the CEO and, on the advice of the CEO, the other members of senior management;

• administers the Corporation's shareholder-approved Share Incentive Plan;

• annually, and more frequently if appropriate, reviews and recommends to the Board the performance objectives used for the purposes of compensation of the CEO and, with the assistance of the CEO, the other Executives;

• provides the Board with recommendations to match rewards with performance, and to align the interests of management and the Board with Shareholders so that each share a similar corporate experience;

• reviews and make recommendations regarding the human resources policies and programs which are of strategic significance to the Corporation, including the review of the Corporation's talent management practices and succession planning for Executives; and

• reviews, on an annual basis, the risks allocated to the Committee arising from the Corporation's risk register and otherwise applicable to the execution of the Committee's mandate.

Each member of the HRCC is experienced in matters pertaining to human resources and executive compensation by virtue of having been senior executives of publicly traded companies as well as members of boards and human resources/compensation committees of other public companies.

Further information with respect to the pay-for-performance philosophy, guidelines, metrics, targets and market information used by the HRCC in the process of recommending to the Board the amount, form and structure of the compensation to be awarded to executive management, may be found in the "Statement of Executive Compensation" included earlier in this Circular.

Information related to the retention by the HRCC of any compensation consultant and the services performed by such consultant is also available in the "Statement of Executive Compensation" above. Similar to the AFC's role in maintaining the independence of the Corporation's external auditor, the HRCC shall ensure that any compensation consultant it retains is, and remains, independent from management. Accordingly, any services performed by such consultant for management must be pre-approved by the HRCC.

Nominating and Corporate Governance Committee (NCGC)

Members:	Christiane Bergevin (Chair), Ann Masse(1), L. Peter O'Hagan(1), Murray Suey(2) and Audra Walsh(2)

All Members Independent:	Yes
Number of Meetings:	5

Attendance:	100%

(1) Dr. Masse and Mr. O'Hagan were members of the NCGC until May 5, 2025.

(2) Mr. Suey and Ms. Walsh were appointed as members of the NCGC on May 6, 2025.

As of the date of this Circular, the NCGC is composed of three (3) independent directors who met five (5) times in 2025 to carry out responsibilities of its mandate. The NCGC's responsibilities include:

• reviews and recommends to the Board the corporate governance policies and practices of the Corporation and overseeing compliance therewith;

• annually evaluating the performance of the Board, its committees and their chairs, and the contributions of individual directors;

• reviews the size, composition, skills and competencies of the Board, including the diversity of the Board and the independence of each director and recommending suitable nominees for election to the Board;

• reviews and recommends to the Board any disclosure related to corporate governance in any management information circular of the Corporation for any meeting of the Shareholders of the Corporation, or otherwise required by applicable laws;

• monitors the outside boards the directors sit on to determine if there are circumstances which would impact a director's ability to exercise independent judgment and to ensure each director has enough time to fulfill his or her commitments to the Corporation;

• reviews and advises the Board with respect to actual, potential or could be reasonably perceived as having conflicts of interest between or among management, a director or a Shareholder of the Corporation, including as a result of any interlocking directorships, and the appropriate responses to mitigate any such conflicts, including the necessity or advisability of appointing (i) a lead director to oversee any meeting of directors, or (ii) an independent committee of the Board to oversee and/or evaluate any material conflict of interest transactions involving the Corporation;

• evaluates and engages in succession planning for the Board;

• oversee policies and practices with respect to communication with the Shareholders of the Corporation, other stakeholders, and the public in general, including an annual review of the Corporation's Shareholder Engagement Policy;

• develops and recommends to the Board for approval position descriptions for the Chair of the Board, individual directors, and the Chair of each committee of the Board;

• advises and recommends continuing education programs for current directors and orientation program for new directors with a view to ensuring that directors are familiar with the Corporation and its business; and

• reviews, on a quarterly basis, risks applicable to the execution of the committee's mandate.

Sustainability Committee (SC)

Members:	Ann Masse (Chair), Kevin O'Kane, Murray P. Suey(1), Anne Marie Toutant(2) and Audra Walsh(1)

All Members Independent:	Yes
Number of Meetings:	4

Attendance:	100%

(1) Mr. Suey and Ms. Walsh were members of the SC until May 5, 2025.

(2) Ms. Toutant was appointed as a member of the SC on May 6, 2025.

As of the date of this Circular, the SC is composed of three (3) independent directors who met four (4) times in

2025 to carry out responsibilities of its mandate. The SC's responsibilities include:

• reviewing and monitoring the Corporation's health, safety, and security ("HSS") and ESG policies and activities and their compliance with applicable laws, including those with respect to carbon emissions and the impact of the Corporation's activities on the climate;

• reviewing HSS and ESG initiatives and objectives that are proposed by management, and receiving and considering reports of HSS and ESG performance and results, action plans, and the overall effectiveness of the Corporation's HSS and ESG programs and procedures, and making recommendations to the Board with respect thereto;

• reviewing and recommending to the Board for public disclosure material sustainability related reporting, including, without limitation the Sustainability Report, Task Force on Climate-related Financial Disclosures Report, Modern Slavery Act Report and Tailings Report;

• reviewing and monitoring, together with management, current and emerging trends in HSS and ESG matters and evaluating their impact on the Corporation;

• with the advice of management, develops applicable ESG compensation metrics and makes recommendations with respect thereto to the HRCC; and

• reviews, on a quarterly basis, risks applicable to the execution of its mandate.

Technical Committee (TC)

Members:	Kevin O'Kane (Chair), Anne Marie Toutant and Audra Walsh

All Members Independent:	Yes
Number of Meetings:	5

Attendance:	100%

As of the date of this Circular, the TC is composed of three (3) independent directors who met 5 times in 2025 to carry out responsibilities of its mandate. The TC's responsibilities include:

• assisting the Board in the oversight of the Corporation's management of exploration, production and other technical matters, including by reviewing and overseeing, and periodically receiving reports from management responsible for reserve and resource estimation and reporting and those responsible for production and operations, reviewing the Corporation's procedures relating to the preparation and disclosure of reserve and resource estimates, reviewing and approving mineral resource and reserve estimates prior to public disclosure thereof;

• annually reviews and approves the qualifications of persons acting as "qualified persons" for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, in respect of the Corporation's mineral reserve and resource reporting;

• reviews and oversees, and periodically receives reports from management responsible for technical and operational matters, including, annual operating, production and life of mine plans; annual exploration plans and budgets; progress of project studies and capital construction projects at the Corporation's mines and projects; technical merits associated with new material projects or acquisitions under consideration and significant technical risks of the Corporation's mines and projects;

• visits, as a Committee or individually, the Corporation's operations and project sites in order to become familiar with the assets and review relevant objectives, procedures, and performance against plan; and

• reviews, on a quarterly basis, risks applicable to the execution of its mandate.

POSITION DESCRIPTIONS

The Board has developed a written position description for the chair of the Board (the "Board Chair") and the chairs of committees. The primary responsibilities of the Board Chair (in addition to those dictated by the mandate of the Board, set out Appendix "A" to this Circular) are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and Shareholders, oversee the content of all information that directors and Shareholders are provided, ensure that the same is provided reasonably in advance of their meetings, and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Board Chair acts as the primary liaison between the Board and executive management. In any circumstance in which the Board Chair has an actual, potential or could be reasonably perceived as having a conflict of interest, such that the Board Chair is required to recuse himself or herself, the chair of the NCGC or such other director as is selected by the Board will discharge the responsibilities and duties of the Board Chair in relation to the transaction, contract or matter.

The mandates of the committees of the Board are reviewed and proposed to the committees by the NCGC, who review such proposals and recommend them to the Board for approval. Such committee mandates are designed to assist the Board in fulfilling its mandate by defining the authority, roles and responsibilities of each of the committees and the committee chairs, who seek to ensure their respective mandates are effectively discharged. In addition, the Board has approved a specific position description for the chair of each committee. These mandates may be accessed on the Corporation's website (at www.iamgold.com, under "Corporate Governance").

The Board has developed a written position description for the CEO, whose primary responsibility is to provide leadership of the management of the Corporation and who is directly accountable to the Board. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, and monitoring of performance of executive management, managing and monitoring the various exploration, development and producing assets of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation's reputation. The CEO acts as the primary spokesperson for the Corporation.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The NCGC, in conjunction with the Board Chair and CEO, is responsible for ensuring that newly appointed directors receive a comprehensive orientation and continuing education program. To support this process, the Corporation provides newly-appointed directors with a series of informational sessions led by members of management, including in-depth reviews of directors' duties and responsibilities provided by the Corporation's Chief Legal and Strategy Officer; the mandates and responsibilities of each of the Board and its committees; the Corporation's various exploration, development and producing operations; and the key actions management is undertaking to advance the Corporation's strategic objectives, as approved by the Board. Newly appointed directors are also offered opportunities to meet with the Board Chair, the CEO, other independent directors and senior management, to become familiar with the Corporation's business and operations. Newly appointed directors are further provided with key governance documents, including the mandates of the Board and its committees, the Code of Business Conduct and Ethics, minutes of the meetings of the Board and its committees and the latest annual report, AIF and Circular.

The Board recognizes the importance of ongoing director education in ensuring that directors remain current with respect to their duties and responsibilities and encourages each director to take personal responsibility for their continued development. To facilitate ongoing director education:

• the NCGC periodically canvasses directors to identify areas and topics of interest relevant to the

Corporation's strategy and business plans;

• directors are encouraged to attend seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation;

• financial support for director continuing education courses is provided by the Corporation which covers a portion of the cost to attend and complete programs relevant to the directors' duties and responsibilities to the Corporation;

• site visits to the Corporation's various exploration, development and producing properties and operations are arranged;

• directors are regularly and timely provided with updates from members of the executive management team regarding strategic issues or events affecting the Corporation, including its competitive environment, the Corporation's performance relative to its peers and any other developments that could materially impact the Corporation's business; and

• directors have full access to senior management and employees with respect to any information they may need in order to properly perform their duties.

Beyond formal Board and committee meetings, where directors receive updates on the Corporation's operations, financial matters and risk profile, directors also regularly receive, in the context of Board dinners and other informal meetings, presentations from management or outside parties with respect to developments relevant to the Corporation. In 2025, the Board and certain of its committees received presentations on topics related to executive compensation trends, capital markets, M&A governance and oversight, information technology, including cybersecurity and artificial intelligence, Indigenous engagement, energy transition, and emerging ESG regulations.

Recognizing the increasing complexity of corporate governance and the dynamic business environment in which the Corporation operates, IAMGOLD remains committed to prioritizing continuing education for its Board. These initiatives ensure that directors are equipped with the expertise, insights and best practices to execute their responsibilities effectively and are designed to align with applicable regulatory requirements and prevailing industry standards, reinforcing the Corporation's commitment to strong governance practices.

STATUTORY MAJORITY VOTING

The Canada Business Corporations Act (the "CBCA"), the Corporation's governing statute, provide Shareholders who are asked to elect directors at an uncontested meeting of shareholders with a statutory right to vote for or against director nominees. In the event that any director nominee does not receive a majority of votes in favour of their election, such director nominee will not be elected to serve as a member of the Board. In the event that any director nominee who failed to receive a majority of votes in favour of their election was an incumbent director, such incumbent director may remain in office until the earlier of (i) the 90th day after the date of the election; or (ii) the day on which their successor is appointed.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

The Corporation's by-laws require that any Shareholder seeking to nominate one or more individuals to serve as directors at a Shareholder meeting provide reasonable advance notice of the individuals the Shareholder intends to nominate and information important for other Shareholders to be able to make an informed decision on the nominees. The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees - the requirements being no more onerous than the requirements the Board is to meet in its nominations. This affords the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of all director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all Shareholders a reasonable opportunity and sufficient information to evaluate all director nominees and the Board's recommendations so that they can make an informed vote with respect to every director nominee.

CODE OF BUSINESS CONDUCT AND ETHICS

In order to protect and advance the integrity and reputation of the Corporation, the Board has adopted the Code of Business Conduct and Ethics (the "Code"), which applies to all directors, officers, employees, contractors and representatives of the Corporation in every business in which it operates globally. All newly appointed directors and new employees are required to acknowledge and certify their understanding of their obligations under the Code following the start of their appointment or employment. The Corporation also conducts an annual recertification process for all its directors and employees. Service providers are similarly required to acknowledge and abide by the provisions of the Code at the time of being contracted by the Corporation. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of interest with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used solely for its benefit, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with, wherever its business is conducted. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director or executive officer shall disclose their interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code may be accessed on the Corporation's website (at www.iamgold.com, under "Corporate Governance").

Any material departure from the Code by a director or executive officer must be approved by the Board and promptly disclosed. There were no such departures from the Code in 2025. The Board believes that providing a means through which concerns may be raised about ethical conduct or departures from the Code, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to allegations concerning the violation of laws or the Corporation's internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the chair of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. Any allegation involving a director is reviewed by the full Board, absent the director which is the subject of such allegation. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code's requirements as well as the resources available to report alleged breaches. Given the fundamental nature of the Code, any transgression of its requirements by any officer or employee of the Corporation is grounds for disciplinary action up to and including termination of employment.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE

ESG is a key pillar of the Corporation's overall business strategy, emphasizing its role in driving sustainable growth. The Corporation is committed to continually strive to reach high standards in health and safety, minimize its environmental impacts and build collaborative relationships with its host communities. IAMGOLD actively works to prevent, mitigate, and manage potential environmental and social impacts. IAMGOLD strives to not only minimize harm but also to explore opportunities to make a positive contribution in the regions where we operate- by promoting environmental stewardship, supporting local development, and empowering communities. The Corporation recognizes that fostering strong community relations and fulfilling commitments to local communities where it operates are fundamental to its success. To help meet its commitments, the Corporation works to develop and maintain meaningful partnerships with its host countries, communities, civil society and employees.

IAMGOLD strives to conduct its business in ways that are principled, transparent and accountable to rightsholders and stakeholders, including Shareholders, employees, local communities, and governments, all with a view to the creation and preservation of long-term Shareholder value. As a reflection of the importance of these matters, the entire Board with the advice of the Sustainability Committee, is responsible for ensuring the Corporation maintains appropriate health and safety policies and programs for its employees in the workplace. The Board also oversees the Corporation's ESG objectives and closely monitors how the Corporation sets appropriate environmental standards and meets material compliance with environmental laws and legislation.

Management has formed an ESG Steering Committee dedicated to the advancement of ESG in the Corporation's activities. The entire Board and its respective committees regularly receive presentations from management and has discussions concerning the Corporation's progress on advancing its ESG initiatives to monitor and manage risks and opportunities.

Governance

The Board and its Committees are provided with updates on the Corporation's activities and risks on a monthly, quarterly and yearly basis, and/or of greater frequency as significant issues arise, including on ESG. Management prepares materials for the presentation to the Sustainability Committee on a quarterly basis.

Management plays a critical role in managing the Corporation's ESG performance. In particular, the COO provides oversight of all operational and project development activities, is responsible for delivering on safety and environmental performance, and is the accountable Executive Officer for Tailings and Water. The COO is also responsible for developing and implementing policies and practices with respect to sustainability, including health and safety, environment and community relations.

Environment

The Corporation recognizes that mining activities are energy intensive and generate significant greenhouse gas emissions. The Corporation has integrated climate considerations in its existing governance structure with the objective of enabling strategic oversight of climate-related risks and opportunities as follows:

• Board of Directors: Reviews and monitors strategy and performance on climate change.

• Sustainability Committee: The Committee meets quarterly to review sustainability performance on water, tailings, biodiversity, Indigenous and stakeholder engagements, energy and emissions.

• Management: The CEO oversees all ESG-related activities, including climate actions and activities. The COO provides key recommendations on climate-related issues and reports on climate change issues and progress to the Sustainability Committee.

Annually, the Corporation discloses information on its Scope 1 and 2 emissions in its Sustainability Report. In December 2025, the Corporation issued its 2024 Scope 3 Greenhouse Gas Emissions Report.

As a member of the Mining Association of Canada ("MAC"), the Corporation participates in the Towards Sustainable Mining ("TSM") initiative at its Westwood mine, as well as internationally at its Essakane mine in Burkina Faso, which exceeds MAC's requirements of reporting only on Canadian operations. The Corporation conducts an annual self-assessment at each of its operating facilities to assess the performance against the TSM Assessment Protocols, with a third-party verification every three years.

At the end of 2024, the Corporation sought external verifications of the TSM results for its Westwood and Essakane mines, receiving an 'A' level or higher for all indicators for all protocols. IAMGOLD was also selected to participate in a Post-Verification Review exercise in 2025 with MAC's Community of Interest Panel, which is part of MAC's annual internal review process. In 2025, IAMGOLD continued in the TSM reporting cycle with a self- verification process, that saw sites maintain an 'A' level performance in many areas, and to improve to 'AA' and 'AAA' in some of the biodiversity, climate change, water stewardship, health and safety and Indigenous relations indicators. IAMGOLD continued to demonstrate strong performance in Tailings Management, achieving TSM ratings of AA or higher across all protocol indicators. These results reflect the strength of the Corporation's governance framework.

Social

Health and safety are core to the Corporation's pursuit of its accountable mining vision. The Corporation has refreshed its health and safety approach by developing a five-year strategy. The strategy focuses on building a strong learning culture and centers on the implementation of a Critical Risks Management Program and visible felt leadership. In 2025, the Corporation embedded CRM within its sites through structured control verification engagements with employees and contractors. To support these engagements, the Corporate Health and Safety department, in conjunction with the sites, plans to develop an in-house safety leadership guidance document. The CRM engagements along with the leadership guide is expected to further cement the Corporation's philosophy of building a strong safety culture that focuses on learning and continual improvement. Additionally, in order to prepare the Corporation for data collection requirements of expected future regulations, IAMGOLD conducted an assurance readiness assessment of health and safety data collection processes through an external party to be used for internal continual improvement.

Developing and maintaining relationships and trust with host communities and managing emerging community- related risks were a key focus area of the Corporation in 2025. In line with the Corporation's health, safety, environment and community strategy, the Corporation developed a new role, Director of Social Performance, in order to strengthen corporate oversight of this focus. At each site, the continuing focus is on strengthening existing relationships with communities of interest, promoting effective communications to support positive relationships, managing stakeholder expectations, and improving the definition of corporate expectations related to community and Indigenous relations. In early 2025, the Corporation launched an initiative to articulate how we work with Indigenous peoples beyond reconciliation, towards a future that builds upon our experiences and reflects our values. This work will lead to the creation of a coherent vision for reconciliation and a roadmap to help guide our actions as an organization. In 2025, the Corporation continued to invest in and partner with communities impacted by its continuing operations and development projects. The Corporation continues to support sites to achieve excellence in the areas of stakeholder engagement, community investment, and local content. The Corporation continues to work together with strategic partners such as Global Affairs Canada, Cowater International and the UNDP to leverage positive and lasting benefits for our host communities in Burkina Faso. Strategic partnerships in Canada were concentrated in the education sector, helping to develop a future mining talent pipeline.

On an annual basis, the Corporation prepares a Sustainability Report on its ESG approach and performance. Readers may also explore the wide range of IAMGOLD ESG reporting and data available at https://www.iamgold.com/English/sustainability/reports/default.aspx.

Indigenous Relations

As a Canadian business committed to responding to the Truth and Reconciliation Commission of Canada's Calls to Action, the Corporation continues to take meaningful action towards reconciliation by respecting and upholding

Indigenous rights, founded upon relationships that foster trust, transparency and mutual respect. The Corporation is committed to engaging in a manner that respects the principle of self-determination of Indigenous peoples, achieves their rights to free, prior and informed consent and respects their cultural heritage and traditions. These principles are enshrined in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) and form the foundation of IAMGOLD's Indigenous Engagement Policy.

The Westwood and Côté Gold mines have developed mutually beneficial relationships with Indigenous communities, including the Abitibiwinni community of Pikogan in Québec, and in Ontario with Mattagami First Nation, Flying Post First Nation and the Abitibi Inland Historic Métis Community of the Métis Nation of Ontario.

IAMGOLD has two Impact Benefit Agreements (IBA) for the Côté Gold mine - one with First Nation Partners Mattagami and Flying Post and the other with the Abitibi Inland Historic Metis Community. Implementation of IBA provisions and activities occur throughout the year by various IBA committees and sub-committees. Côté Gold works closely with Indigenous partners related to business and contracting opportunities, employment, and enhanced participation of Indigenous partners in implementing environmental management systems.

CYBERSECURITY OVERSIGHT

The AFC is responsible for overseeing cybersecurity risk, information security and technology related risk, and receives periodic reports from management on material cybersecurity matters.

The Corporation maintains a team of IT and OT professionals and engages specialized external service providers, including management, detection and response services, to support its technology operations, cybersecurity risk management and security operations.

The Corporation provides continuous cybersecurity education to users, including mandatory training modules, knowledge assessments, regular phishing simulations, and ongoing awareness communications throughout the year.

The Corporation has not experienced a material information security breach and periodically reviews its cybersecurity risk profile, including cybersecurity insurance coverage. The Corporation conducts regular cybersecurity assurance activities such as Vulnerability Scanning, Penetration Testing, Phishing Simulations, Incident Response Testing, and Disaster Recovery and Business Continuity Testing.

The Corporation has adopted the NIST Cybersecurity Framework (NIST CSF) as its corporate-wide cybersecurity guidance, ensuring alignment with recognized best practices and industry standards. As part of its continuous improvement strategy, IAMGOLD conducts independent cybersecurity maturity assessments based on NIST CSF. These assessments help evaluate the maturity of the cybersecurity program, identify gaps, and enhance security posture in response to evolving threats.

CORPORATE CRISIS COMMITTEE

IAMGOLD management has established a Corporate Crisis Committee and adopted a crisis management plan, which outlines recommended steps in preparing for, managing, and recovering from crises affecting the Corporation, its employees and their families, contractors, and host communities, including cybersecurity related incidents.

RISK MANAGEMENT

The Corporation's internal auditor is responsible for developing an agile, risk-based audit plan that prioritizes the activities of the internal audit and risk management functions. This plan is aligned with the Corporation's strategic objectives and integrated within the enterprise risk management framework, including key components such as risk mitigation measures and internal controls.

While the AFC oversees the Corporation's internal audit and risk management practices, the Board and its committees maintain overall responsibility for monitoring significant risks. Management provides regular, comprehensive updates to the Board and its committees to ensure that risk considerations are fully embedded in strategic planning and operational decision-making.

IDENTIFICATION OF RELATED PARTY TRANSACTIONS

The AFC is responsible for identifying, reviewing and, if applicable, approving or ratifying all transactions between the Corporation and any related party, as defined under applicable securities laws. The AFC, in conjunction with the Corporation's management and external auditor, is also responsible for the financial reporting of any transactions between the Corporation and any related party. The Corporation did not enter into any related party transactions in 2025. For further information please refer to "Interest of Informed Persons in Material Transactions and Matters to be Acted Upon" in this Circular.

SHAREHOLDER ENGAGEMENT

IAMGOLD communicates with investors and stakeholders in a number of ways, including through its website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with Shareholders. Management also holds quarterly earnings calls with analysts and investors that are broadcast live and archived on the Corporation's website at: https://www.iamgold.com/English/investors/events/events-and-webcasts/default.aspx.

The Corporation is committed to engaging in constructive communications with investors and stakeholders and has adopted a Shareholder Engagement Policy, which is available on the Corporation's website. In addition to annual general meetings, during which Shareholders have the opportunity to interact with the Board and senior management, the Board values an open dialogue and exchange of ideas with Shareholders regarding matters of interest and concern, as reflected in the Corporation's Shareholder Engagement Policy.

Shareholders may contact the Board through the Corporate Secretary at the following addresses:

Mailing Address:	Chair of the Board of Directors
c/o Corporate Secretary
IAMGOLD Corporation
150 King Street West; Suite 2200
Toronto, ON M5H 1J9

Email Address:	iamgold_corporatesecretary@iamgold.com

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Since January 1, 2025, no transactions have been entered into, or are proposed to be entered into, that have materially affected or will materially affect the Corporation or its subsidiaries and that involve, directly or indirectly, a director or executive officer of the Corporation, a proposed nominee for election as a director, or any associate or affiliate of any such person. In addition, no matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, materially involves any such person.

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director or executive officer is, in any way, indebted to the Corporation, a subsidiary or any other entity for which the Corporation or a subsidiary has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation's issuer profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov. Further financial information relating to the Corporation is provided in the consolidated financial statements and management's discussion and analysis of financial position and results of operations of the Corporation for its most recently completed financial year. The Corporation will provide any Shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation or the Vice President, Investor Relations, by phone at 416-360-4710 or by e-mail at: info@iamgold.com, with:

• A copy of the most recent AIF, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

• A copy of the consolidated financial statements of the Corporation for the year ended December 31, 2025, together with the report of the auditor thereon; and

• A copy of management's discussion and analysis of financial position and results of operations of the Corporation for the year ended December 31, 2025.

SHAREHOLDER PROPOSALS

Provided that the Meeting proceeds as scheduled, to be eligible for inclusion in the Circular for the 2027 meeting of Shareholders, Shareholder proposals must be prepared in accordance with applicable rules governing Shareholder proposals and must be received at the Corporation's head office, at 150 King Street West, Suite 2200, Toronto, Ontario, M5H 1J9, by February 4, 2027, being the end of the 60-day period in which proposals must be submitted which begins on December 6, 2026.

IAMGOLD BOARD APPROVAL

The Board has approved the contents and sending of this Circular to each Shareholder, director and auditor of the Corporation.

DATED at Toronto, Ontario, this 25th day of March, 2026.

BY ORDER OF THE BOARD

/s/ "Renaud Adams"

Renaud Adams

President and Chief Executive Officer

APPENDIX "A" - BOARD OF DIRECTORS MANDATE

IAMGOLD CORPORATION

BOARD OF DIRECTORS MANDATE

1. Purpose

The primary function of the directors (individually a "Director" and collectively the "Board") of IAMGOLD Corporation (the "Corporation") is to provide stewardship over the Corporation and to review the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to review the Corporation's business conduct. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the "CEO"), should set the standards of conduct for the Corporation.

2. Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for reviewing its affairs, including selecting its chair and constituting committees.

In the event that the chair of the Board is not "independent" for the purposes of applicable securities laws, the Board shall also appoint a lead independent director.

3. Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a) Legal Requirements

(i) The Board has the overall responsibility to review compliance with applicable legal requirements and that documents and records have been properly prepared, approved and maintained.

(ii) The Board has the statutory responsibility to, among other things:

(A) review the management of the business and affairs of the Corporation;

(B) act honestly and in good faith with a view to the best interests of the Corporation;

(C) exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

(D) act in accordance with the obligations contained in the Canada Business Corporations Act (the "CBCA"), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii) The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

(A) any submission to the shareholders of any question or matter requiring the approval of the shareholders;

(B) the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chair of the Board or the president of the Corporation;

(C) the declaration of dividends;

(D) the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(E) the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

(F) the approval of a management proxy circular;

(G) the approval of a take-over bid circular, directors' circular or issuer bid circular;

(H) the approval of an amalgamation of the Corporation;

(I) the approval of an amendment to the articles of the Corporation;

(J) the approval of annual financial statements of the Corporation; and

(K) the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b) Strategy Development

The Board has the responsibility to review and approve the strategic planning process in place for the Corporation and to review the development of strategic plans and approving the strategy through which the Corporation proposes to achieve its long term objectives and goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c) Enterprise Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the primary risks of the business of the Corporation and to review the effectiveness of the enterprise risk management systems in place to monitor and review those risks with a view to preserving the long-term viability and to enhance the performance of the Corporation.

(d) Appointment, Training and Monitoring of Senior Management

The Board has the responsibility to:

(i) appoint the CEO and, together with the CEO, to develop a position description for the CEO;

(ii) with the advice of the Human Resources and Compensation Committee (A) approve objectives that the CEO is responsible for achieving and to monitor and assess the performance of the CEO in achieving those objectives; and (B) approve the Compensation of the CEO;

(iii) with the advice of the Human Resources and Compensation Committee and the CEO

(A) approve objectives that the members of the Corporation's executive leadership team (the "Executives"), other than the CEO, are responsible for achieving; and

(B) approve the compensation of the Executives other than the CEO.

(iv) provide advice and counsel to the CEO in the execution of the duties of the CEO;

(v) with the advice of the Nominating and Corporate Governance Committee, develop, to the extent considered appropriate, approve position descriptions for the chair of the Board, the lead independent director (as applicable), individual directors, the chair of each committee of the Board;

(vi) with the advice of the CEO, approve the appointment and replacement of all Executives other than the CEO;

(vii) with the advice of the Human Resources and Compensation Committee, consider, and if considered appropriate, approve incentive-compensation plans and equity-based plans of the Corporation; and

(viii) review training and development of senior management and members of the Board and to provide orderly succession of management, including the CEO and other Executives.

(e) Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other Executives and officers of the Corporation and to review and assess the extent to which the CEO and other Executives and officers are creating a culture of integrity throughout the Corporation.

(f) Policies, Procedures and Compliance

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i) compliance with applicable laws and regulations and to appropriate ethical and moral standards;

(ii) approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii) with the advice of the Human Resources and Compensation Committee, establishing executive compensation policies applicable to the CEO and Executives to ensure that the compensation paid to such individuals is competitive within the industry and that the form of compensation aligns the interests of each senior officer with those of the Corporation;

(iv) with the advice of the Nominating and Corporate Governance Committee, monitoring the corporate governance practices and altering such practices when circumstances warrant;

(v) with the advice of the Sustainability Committee, establishing appropriate health and safety policies and programs for its employees in the workplace, establishing sustainability and ESG objectives and setting appropriate environmental standards for operations and ensuring the Corporation operates in material compliance with environmental laws and legislation; and

(vi) with the advice of the Technical Committee, establishing policies and practices for resources and reserves estimations and reporting, and technical and operational matters, for the Corporation's operations, projects and development properties.

(g) Reporting and Communication

The Board is responsible for the review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i) policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii) with the advice of the Audit and Finance Committee, reviewing the adequacy of the continuous disclosure program including reporting financial results and other required disclosure of the Corporation to shareholders, other security holders and regulators such that material information is disseminated on a timely and regular basis;

(iii) with the advice of the Audit and Finance Committee, reviewing the reporting of financial results, which reporting is to be fair and in accordance with applicable generally accepted accounting principles;

(iv) with the advice of the Audit and Finance Committee, reviewing the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v) reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h) Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i) monitoring the Corporation's progress in achieving its goals and objectives and revising and, through management, altering strategic and tactical plans of the Corporation in response to changing circumstances;

(ii) considering taking action when performance falls short of the goals and objectives or when other special circumstances warrant;

(iii) reviewing and approving material transactions involving the Corporation, including material acquisitions and dispositions of assets, material capital expenditures, or issuances of securities;

(iv) implementation and ongoing adequate internal control and management information systems;

(v) with the advice of the Nominating and Corporate Governance Committee, assessing the individual performance of each Director and the collective performance of the Board; and

(vi) with the advice of the Nominating and Corporate Governance Committee, reviewing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4. Board's Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of their ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of their business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5. Responsibilities and Expectations of Directors

Directors should exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally. The responsibilities and expectations of each Director are as follows:

(a) Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone or video conference.

(b) Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces in order to actively and effectively participate in the deliberations of the Board and of each committee on which the Director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation's advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c) Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with and abide by the provisions of the Code of Business Conduct and Ethics.

(d) Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director's time and availability, and may also present conflicts issues. Directors should advise the Chair of the Nominating and Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e) Conflicts

If at any time a Director has an actual, potential or could reasonably be perceived as having a, conflict of interest in any transaction, contract or other matter, where lawfully able to do so, such Director will promptly advise the Chair of the Nominating and Corporate Governance Committee and the officer acting as general counsel ("General Counsel") or the Corporation of the conflict and, if deemed appropriate by the General Counsel based on the circumstances, will recuse himself or herself from the discussions and decisions in connection with such matter.

(f) Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(g) Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with their services as a Director of the Corporation.

6. Qualifications and Directors' Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess competencies, skills and personal characteristics required to add value to the Corporation in light of the opportunities and risks facing the Corporation and its strategic direction. The CEO is responsible for the provision of an orientation and education program for new Directors, in consultation with the Nominating and Corporate Governance Committee.

7. Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. Management may be asked to participate in any meeting of the Board. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

8. Independence

In determining the independence of any member of the Board, the Board will consider all relevant factors, including any relationship a director has with the Company, its management, its shareholders and other direct or indirect material relationships which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member's independent judgment.

9. Committees

The Board has established the following standing committees: (i) Audit and Finance Committee; (ii) Human Resources and Compensation Committee; (iii) Nominating and Corporate Governance Committee; (iv) Sustainability Committee; and (v) Technical Committee in order to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The Board should review the mandate of each standing committee annually.

10. Evaluation

The Board and each standing committee should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

Each Director will be subject to an annual evaluation of their individual performance.

11. Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where, for example, they are placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Corporate Governance Committee.

12. Approval Date

Last updated, reviewed and approved by the Board on November 4, 2025.

APPENDIX "B" - AMENDED SHARE INCENTIVE PLAN

SHARE INCENTIVE PLAN AMENDED AND RESTATED AS OF MAY ⚫, 2026

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a) "Act" means the Canada Business Corporations Act or its successor, as amended from time to time;

(b) "Aggregate Contribution" means the aggregate of a Participant's Contribution and the Corporation's Contribution related to such Participant's Contribution under the Share Purchase

Plan;

(c) "Basic Annual Salary" means the basic annual remuneration of a Participant from the

Corporation and Designated Affiliates exclusive of any overtime pay, bonuses or allowances (whether received in cash, securities or otherwise) of any kind whatsoever;

(d) "Blackout Period" means an interval of time during which (i) the then trading guidelines of the Corporation restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation;

(e) "Blackout Period Expiry Date" means the date on which the applicable Blackout Period expires;

(f) "Business Day" means any day on which the Stock Exchange is open for trading;

(g) "Cash Equivalent" means the amount of money equal to the Market Value multiplied by the number of vested share units underlying an award of share units, net of any applicable taxes in accordance with Section 7.01, on the relevant date of settlement of such award;

(h) "Change of Control" means the occurrence of any one or more of the following events:

i. a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of the Designated Affiliates and another corporation or other entity, as a result of which the persons who beneficially own the outstanding Common Shares immediately prior to the completion of the transaction beneficially own less than 50% of the outstanding shares the Corporation or its successor after completion of the transaction;

ii. a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

iii. (A) any person or any group of persons who are or are deemed to be acting jointly or in concert for the purposes of Multilateral Instrument 62-104 - Take-over Bids and Issuer Bids, as may be amended from time to time, (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Common Shares which, when added to the Common Shares owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or affiliates of the Acquiror to cast or to direct the casting of 40% or more of the votes attached to all of the Corporation's outstanding Common Shares which may be cast to elect Directors (regardless of whether a meeting has been called to elect Directors); and (B) as a result of such acquisition of control, Directors holding such office immediately prior to such acquisition of control shall not constitute a majority of the Directors;

iv. as a result of or in connection with: (A) a contested election of Directors, or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of the Designated Affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Directors; or

v. the Directors adopt a resolution to the effect that a change of control has occurred or is imminent;

(i) "Committee" shall mean the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(j) "Common Shares" shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of Article 8 of the Plan from time to time;

(k) "Corporation" means IAMGOLD Corporation, a corporation incorporated under the Act, and any successor thereto;

(l) "Corporation's Contribution" means the amount the Corporation credits a Participant under

Section 3.04 of the Plan;

(m) "Date of Termination" means the later of: (1) the date a Participant's relationship with the Corporation or a Designated Affiliate (including, without limitation, an Employment Contract or service contract) terminates in fact, without regard to any entitlement to notice of termination; and

(2) the date immediately after the expiry of the minimum period of notice of termination required by applicable employment standards legislation in the Participant's circumstances; and for greater certainty, no common law or civil law entitlement to reasonable notice of termination shall be considered in determining the Date of Termination;

(n) "Designated Affiliates" means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(o) "Directors" shall mean members of the board of directors of the Corporation from time to time;

(p) "Eligible Directors" shall mean the Directors or the directors of any Designated Affiliate from time to time;

(q) "Eligible Employees" shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

(r) "Employment Contract" means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a Change of Control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

(s) "Good Reason" means the Participant's resignation or termination of the Participant's employment because of the occurrence of any of the following conditions which occurs without the Participant's written consent: (i) a material adverse change to the Participant's authority, duties or responsibilities that, taken as a whole, results in a diminution of Participant's authority, duties or responsibilities in effect prior to such change; (ii) the Corporation requiring the Participant to be based anywhere other than where the Participant is based at the time his or her Employment Contract is entered into, other than locations within 50 kilometres of the Corporation's head office; (iii) a reduction in the Participant's then current Basic Annual Salary and short-term incentive compensation target (assessed in aggregate), or any action taken by the Corporation that materially and adversely affects the Participant's eligibility to participate in any long-term incentive compensation plan in which the Participant is a participant; provided, however, that Good Reason shall not include variations in the amount of short-term incentive compensation or long-term incentive compensation (including payments or equity-based grants) awarded to the Participant based on the Chief Executive Officer's and/or the Directors' good faith determination of achievement of objectives; or (iv) any material breach of a provision of the Participant's Employment Contract by the Corporation;

(t) "Issue Price" means, in respect of Common Shares issued from treasury under the Share Purchase Plan, the weighted average price of the Common Shares on the Stock Exchange for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the Aggregate Contribution of the Participant being used to purchase such Common Shares has been accumulated;

(u) "Market Value" means, in respect of an award of share units as of a relevant date, the volume weighted average trading price per Common Share on the Stock Exchange for the last five (5) trading days ending immediately before the relevant date; provided that if the Common Shares are no longer listed on the Stock Exchange at the time of a determination of its fair market value is required to be made hereunder, the determination of fair market value shall be made in good faith by the Committee using any fair and reasonable means selected in the Committee's discretion;

(v) "Non-Executive Director" shall mean an Eligible Director that is not an employee or officer of the Corporation or any Designated Affiliate;

(w) "Option" shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(x) "Optionee" shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

(y) "Option Period" shall mean the period of time during which the particular Option may be exercised, including as extended in accordance with Section 4.11 of the Plan;

(z) "Other Participants" shall mean any person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or a Designated Affiliate, or any employee of such person or corporation, other than an Eligible Director or an Eligible Employee;

(aa) "Participant" with respect to the Share Purchase Plan shall mean each Eligible Employee and Other Participant and with respect to the Share Option Plan, the Share Bonus Plan and the Share Unit Plan shall mean each Eligible Director, Eligible Employee and Other Participant;

(bb) "Participant's Contribution" means the amount a Participant elects to contribute to the Share Purchase Plan under Section 3.03 of the Plan;

(cc) "Performance Period" means the period determined by the Committee at the time any award of share units is granted or at any time thereafter during which any performance criteria and any other conditions specified by the Committee with respect to such award are to be measured and by which the vesting of such award is determined in whole or in part;

(dd) "Plan" means this amended and restated share incentive plan which includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Unit Plan;

(ee) "Service Provider" means an employee or insider of the Corporation or any Designated Affiliate and any other person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or any Designated Affiliate;

(ff) "Settlement Period" means the applicable period in respect of a particular award of share units which period shall end at the earlier of: (i) a date determined by the Committee at the time the award is granted, and (ii) the Business Day preceding December 31 of the calendar year which is three (3) years after the calendar year in which the award of share units was granted;

(gg) "Share Bonus Plan" means the share bonus plan described in Article 5 of the Plan;

(hh) "Share Option Plan" means the share option plan described in Article 4 of the Plan;

(ii) "Share Purchase Plan" means the share purchase plan described in Article 3 of the Plan;

(jj) "Share Unit Plan" means the share unit plan described in Article 6 of the Plan; and

(kk) "Stock Exchange" means The Toronto Stock Exchange, or, if the Common Shares are not then traded on The Toronto Stock Exchange, such other principal market upon which the Common Shares are traded as designated by the Committee from time to time.

Section 1.02 Additional Definitions

In the Plan, the terms "affiliate", "associate" and "subsidiary" shall have the meaning given to such terms in the Securities Act (Ontario) and the term "insider" shall have the meaning given to such term in the TSX Company Manual.

Section 1.03 Headings

The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04 Context, Construction

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05 References to this Plan

The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06 Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01 Purpose of the Plan

The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and Designated Affiliates, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees, officers and directors due to the opportunity offered to them to acquire a proprietary interest in the corporation.

Section 2.02 Administration of the Plan

The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04 Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a) the name and address of each Optionee;

(b) the number of Common Shares subject to Options granted to each Optionee;

(c) the aggregate number of Common Shares subject to Options;

(d) the name and address of each Participant in the Share Purchase Plan;

(e) the Participants' Contributions and the Corporation's Contributions in respect of each Participant;

(f) the name and address of each Participant in the Share Bonus Plan and the awards granted to each Participant under the Share Bonus Plan;

(g) the name and address of each Participant in the Share Unit Plan and the awards granted to each Participant under the Share Unit Plan; and

(h) the number of Common Shares held in safekeeping for the account of each Participant under the Plan.

Section 2.05 Determination of Participants

The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Share Unit Plan. The Committee may from time to time determine the number of Common Shares to be issued to any Participant, and the other terms of each award granted to each Participant, under the Share Bonus Plan, the number of Common Shares to be issued or delivered to any Participant, and the other terms of each award granted to each Participant, under the Share Unit Plan, the Participants to whom Options may be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the provisions of the Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. Notwithstanding the foregoing, a Non-Executive Director shall not be eligible to be granted Options.

Section 2.06 Maximum Number of Shares

The maximum number of Common Shares issuable from treasury under the Plan is 58,312,386. As at December 31, 2025, 24,225,707 Common Shares remain available for issue from treasury pursuant to the Plan, including Common Shares issuable pursuant to awards outstanding on the date hereof, which is subject to adjustment from time to time in accordance with Section 8.08. The maximum number of Common Shares available for issue from treasury under the Plan:

(a) among the Share Purchase Plan, the Share Bonus Plan and the Share Unit Plan, including pursuant to awards outstanding thereunder as at December 31, 2025, is 17,683,252 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08; and

(b) under the Share Option Plan, including pursuant to awards outstanding thereunder as at December 31, 2025, is 6,542,455 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08. In addition, the aggregate number of Common Shares reserved for issue to any one Participant upon the exercise of Options shall not exceed 5% of the number of Common Shares then outstanding.

ARTICLE 3

SHARE PURCHASE PLAN

Section 3.01 The Share Purchase Plan

A share purchase plan is hereby established for Eligible Employees and Other Participants.

Section 3.02 Participants

Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees or Other Participants who have been providing services to the Corporation or any Designated Affiliate for at least the immediately preceding 12 months. The Committee shall have the right, in its absolute discretion, to waive such 12-month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee or Other Participant.

Section 3.03 Election to Participate in Share Purchase Plan and Participant's Contribution

(a) Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, by the date designated by the Corporation, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant's Contribution in equal installments.

(b) The Participant's Contribution shall not be less than 1%, nor greater than 10%, before deductions, of the Basic Annual Salary of the Participant; provided that, in the event of any Participant making his or her Participant's Contribution for less than a full calendar year, his or her Basic Annual Salary shall be pro-rated.

(c) No adjustment may be made by the Participant to the Participant's Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant's Contribution shall be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.

Section 3.04 Corporation's Contribution

At such time or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with an amount equal to 75% of the Participant's Contribution then contributed and in respect of which no Corporation's Contribution has previously been made; provided that once the Participant's Contribution in respect of any calendar year equals 5% of the Basic Annual Salary of the Participant for such calendar year no further Corporation's Contribution will be made by the Corporation for the Participant, and with such Corporation's Contribution to be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan. For greater certainty, the maximum Corporation's Contribution which may be made by the Corporation in respect of any Participant for any calendar year is 3.75% of the Basic Annual Salary of such Participant for such calendar year.

Section 3.05 Aggregate Contribution

The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section 3.06 Issue or Purchase of Shares

(a) The Committee may, in its sole discretion, determine whether in respect of any calendar year the obligations of the Corporation under the Share Purchase Plan will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange.

(b) At such time or times as are determined by the Corporation but in any event no later than as soon as practicable after December 31 of the applicable calendar year, the Corporation shall either (i) issue from treasury for the account of each Participant Common Shares equal in value to the Aggregate Contribution of such Participant held in trust as of such date based on the applicable Issue Price and such Aggregate Contribution shall be converted into Common Shares at the applicable Issue Price, or (ii) deliver to the account of each Participant Common Shares equal in number to the number of Common Share purchased through the facilities of the Stock Exchange with the Aggregate Contribution (together with any previous unused balance of the Aggregate Contribution) of such Participant held in trust as of such date. If such conversion would result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are then issuable.

(c) The Corporation shall hold, or cause to be held, any unused balance of the Aggregate Contribution of each Participant in trust for the Participant until subsequently used in accordance with the Share Purchase Plan.

Section 3.07 Safekeeping and Delivery of Shares

(a) All Common Shares issued for, or delivered to, the account of a Participant in accordance with Section 3.06 of the Plan will be held in safekeeping and will be delivered, subject as otherwise provided in the Share Purchase Plan, to such Participant at such time or times as are determined by the Corporation upon request of the Participant in a form acceptable to the Corporation. Any:

(i) cash dividends;

(ii) options or rights to purchase additional securities of the Corporation or any other corporation; or

(iii) notices of meeting, proxy statements and proxies for any meeting of holders of Common Shares received in respect of any Common Shares held in safekeeping on behalf of a Participant shall be forwarded to such Participant, at his or her last address according to the register maintained under Section 2.04 of the Plan, and any other or additional Common Shares or other securities (by way of dividend or otherwise) received in respect of any Common Shares held in safekeeping on behalf of a Participant shall also be held in safekeeping and delivered to the Participant with the delivery of the Common Shares in respect of which such additional Common Shares or other securities were issued.

(b) If there is a Change of Control, then any Common Shares held in safekeeping for a Participant shall be immediately deliverable to the Participant. In addition, the Corporation's Contribution shall immediately be made and the Common Shares shall be issued for the then Aggregate Contribution based on the Market Value of the Common Shares on the date of the Change of Control prior to the completion of the transaction which results in the Change of Control.

Section 3.08 Termination of Employment or Services

If a Participant shall cease to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or shall receive notice from the Corporation of the termination of his or her contract of service or employment:

(a) the Participant shall cease to be entitled to participate in the Share Purchase Plan on the Date of Termination;

(b) any portion of the Participant's Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

(c) any portion of the Corporation's Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause (which includes both common law cause or cause pursuant to applicable employment standards), and in such case, unless prohibited by law, any portion of the Corporation's Contribution then held in trust for the Participant shall be returned and paid to the Corporation; and

(d) any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Section 3.09 Election to Withdraw from Share Purchase Plan

Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks' notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant's remuneration the Participant's Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant's Contribution will continue to be held in trust. On the next following date for making the Corporation's Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation's Contribution, calculated in accordance with Section 3.04 of the Plan. The delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been issued or purchased, as the case may be, in accordance with Section 3.06 of the Plan and delivered to the Participant in accordance with Section 3.07 of the Plan had the Participant not elected to withdraw from the Share Purchase Plan.

Section 3.10 Necessary Approvals

The obligation to issue or purchase and to deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Purchase Plan for whatever reason, the obligation to issue or purchase or to deliver such Common Shares shall terminate and any Participant's Contribution held in trust for a Participant shall be returned to the Participant without interest.

ARTICLE 4

SHARE OPTION PLAN

Section 4.01 The Share Option Plan and Participants

A share option plan is hereby established for Eligible Employees and Other Participants.

Section 4.02 Option Notice or Agreement

Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 4.03 Exercise Price

The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of grant of such Option.

Section 4.04 Term of Option

The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that, subject to Section 4.11 of the Plan, in no event shall an Option Period exceed 7 years.

Section 4.05 Limit on Options to be Exercised

Except as otherwise specifically provided in any Employment Contract, the Committee may determine when an Option may be exercised during the Option Period, such vesting and exercise terms to be set out in the stock option notice or stock option agreement in respect of the Option.

Section 4.06 Eligible Participants on Exercise

Subject to Section 4.05 of the Plan and the vesting and exercise terms set out in the stock option notice or stock option agreement in respect of the Option, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in Section 4.08 or Section 4.09 of the Plan or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a) in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan; and

(b) in the case of any Other Participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section 4.07 Payment of Exercise Price

The issue of Common Shares on the exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by either (i) cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise or (ii) through such other cashless exercise program as may be specified from time to time by the Directors (provided that such cashless exercise program ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan). No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option unless and until a certificate for such Common Shares is issued to such Optionee under the terms of the Share Option Plan. Subject to Section 4.10 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 4.08 Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Option held by such Participant or Other Participant at the date of such death shall become immediately exercisable notwithstanding Section 4.05 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an Employment Contract or the terms and conditions of any Option) after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of the death of such Optionee in accordance with Section 4.05, 4.06 and 4.09 of the Plan and the terms and conditions of such Option.

Section 4.09 Effect of Termination of Employment or Services

If a Participant shall:

(a) cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death or retirement); or

(b) cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death or retirement) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his or her Employment Contract;

(collectively a "Termination"), except as otherwise provided in any Employment Contract or the terms and conditions of any Option, such Participant may, but only within 60 days following the Date of Termination, exercise his or her Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section 4.10 Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section 4.11 Extension of Option Period

Notwithstanding Section 4.04 of the Plan but subject to Section 4.06 and Section 4.09 of the Plan, the expiration date of an Option will be the date determined by the Committee, subject to amendment by an Employment Contract, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

ARTICLE 5

SHARE BONUS PLAN

Section 5.01 The Share Bonus Plan

A share bonus plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 5.02 Participants

The Committee shall have the right to determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Common Shares as a discretionary bonus subject to such provisions and restrictions as the Committee may determine.

Section 5.03 Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Bonus Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued by the Corporation and delivered to any Participant under the Share Bonus Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate.

Section 5.04 Effect of Termination of Employment or Services

If a Participant shall:

a) cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than retirement, disability or death); or

b) cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his or her Employment Contract;

unless otherwise provided in any Employment Contract, such Participant shall cease to be entitled to participate in the Share Bonus Plan and any entitlement to receive Common Shares under the Share Bonus Plan shall terminate with effect as of the Date of Termination.

ARTICLE 6

SHARE UNIT PLAN

Section 6.01 The Share Unit Plan

A share unit plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 6.02 Awards and Issue or Purchase of Shares

The Committee shall have the right, in its sole and absolute discretion, to grant awards of share units to Participants subject to such provisions and restrictions as the Committee may determine, including the relevant conditions and vesting provisions (and, if applicable, Performance Period and Settlement Period). Subject to the vesting and other conditions and provisions set forth herein and in the applicable agreement relating to an award of share units, each award of share units granted from and after the date hereof to a Participant shall entitle the Participant to receive, at the sole and entire discretion of the Corporation, and no later than the last day of the applicable Settlement Period: (i) a Common Share (which will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange); (ii) the Cash Equivalent, or (iii) a combination thereof. As soon as practicable following the date on which an award of share units is to be settled, the Corporation shall proceed to (i) issue from treasury the Common Shares so awarded to such Participant, (ii) deliver Common Shares purchased through the facilities of the Stock Exchange equal in number to the number of share units so awarded to such Participant, (iii) deliver a cash payment equal to the Cash Equivalent, or (iv) a combination of the foregoing, as the case may be.

Section 6.03 Award Notice or Agreement

Awards granted to Participants under the Share Unit Plan shall be evidenced by a notice or agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 6.04 Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Common Shares or payment to which such Participant was entitled in respect of an award granted under the Share Unit Plan as of the date of death shall be delivered as soon as practicable thereafter and, except, as otherwise provided in any Employment Contract or in the notice or agreement referred to in Section 6.03 of the Plan, such Participant shall thereafter cease to be entitled to participate in the Share Unit Plan and any entitlement to thereafter receive any other Common Shares or payments under the Share Unit Plan shall terminate with effect as of the date of death of such Participant.

Section 6.05 Effect of Termination of Employment or Services

If a Participant shall:

(a) cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than retirement, disability or death); or

(b) cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract, unless otherwise provided in any Employment Contract or the notice or agreement referred to in Section 6.03 of the Plan, such Participant shall cease to be entitled to participate in the Share Unit Plan and any entitlement to receive Common Shares or payments under the Share Unit Plan shall terminate with effect as of the Date of Termination.

Section 6.06 Necessary Approvals

The obligation of the Corporation to issue or purchase and deliver any Common Shares pursuant to the Share Unit Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Unit Plan for whatever reason, the obligation of the Corporation to issue or purchase or deliver such Common Shares shall terminate and may be settled by payment in cash.

ARTICLE 7

WITHHOLDING TAXES

Section 7.01 Withholding Taxes

The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate, including the sale of a portion of the securities so granted on the Participant's behalf, for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option, Common Share, share unit or other benefit under the Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option or the settlement of any other award, until such time as the Participant has paid the Corporation or any Designated Affiliate any amount which the Corporation or the Designated Affiliate is required to withhold with respect to such taxes.

ARTICLE 8

GENERAL

Section 8.01 Effective Time of Plan

The Plan shall become effective upon a date to be determined by the Directors.

Section 8.02 Issuances to Insiders

(a) In no event shall any security based compensation arrangement (within the meaning of section 613 of the TSX Company Manual as amended or superseded from time to time), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(i) the number of Common Shares issuable from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; and

(ii) the issue from treasury to insiders, within a one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

(b) The number of Common Shares reserved for issue to Non-Executive Directors under the Plan shall not exceed (x) for all Non-Executive Directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual Non- Executive Director basis, awards per Non-Executive Director in any one calendar year having a maximum aggregate value of $150,000 at the time of the awards, excluding any Common Shares issued in lieu of cash payments owed by the Corporation to the respective Non-Executive Director in such calendar year.

Section 8.03 Suspension, Termination or Amendments

The Committee shall have the right:

(a) without the approval of the shareholders of the Corporation, to:

(i) suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan or the Share Unit Plan; and

(ii) make the following amendments to the Plan:

(A) any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan;

(B) any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation;

(C) any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Share Unit Plan;

(D) other than changes to the expiration date and the exercise price of an Option as described in subparagraph 8.03(b)(iii) and subparagraph 8.03(b)(iv) of the Plan, any amendment, with the consent of the Optionee, to the terms of any Option previously granted to such Optionee under the Share Option Plan;

(E) any amendment to the provisions concerning the effect of the termination of a

Participant's employment or services on such Participant's status under the

Share Purchase Plan, the Share Bonus Plan or the Share Unit Plan;

(F) any amendment to the provisions concerning the effect of the termination of an

Optionee's position, employment or services on such Optionee's status under the

Share Option Plan;

(G) any amendment to the categories of persons who are Participants;

(H) any amendment to the contribution mechanics of the Share Purchase Plan;

(I) any amendment respecting the administration or implementation of the Plan, but excluding any amendment respecting a reallocation of Common Shares reserved for issue from treasury under the Plan among the Share Purchase Plan, the Share Bonus Plan and the Share Unit Plan, on one hand, and the Share Option Plan on the other;

(J) any other amendment that does not require shareholder approval by virtue of the Plan, applicable laws, rules or regulations of any regulatory authorities having jurisdiction or any relevant Stock Exchange; and

(b) with the approval of the shareholders of the Corporation by ordinary resolution, to make the following amendments:

(i) any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to Section 8.08, of the Plan;

(ii) any amendment which would change the number of days set out in Section 4.11 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period;

(iii) any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to Section 8.08 of the Plan;

(iv) any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan;

(v) any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to Section 8.08 of the Plan;

(vi) any amendment which cancels any Option, the exercise price of which is greater than the trading price of the Common Shares on the Stock Exchange at the time of the cancellation, and replaces such Option with a cash award or other entitlement;

(vii) any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by Section 8.04 of the Plan;

(viii) any amendment to increase the limits set forth in Section 8.02(b) of the Plan; and

(ix) any amendment to Section 8.03(a)(ii) of the Plan or this Section 8.03(b).

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

Section 8.04 Non-Assignable

No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 8.05 Rights as a Shareholder

No Participant shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an award under this Plan. No Participant shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Common Shares that are the subject matter of an award under this Plan.

Section 8.06 No Contract of Employment

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any lawful reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 8.07 Change of Control

Notwithstanding anything to the contrary in this Plan, in the context of a Change of Control,

(a) all awards granted under the Share Option Plan, the Share Bonus Plan and the Share Unit Plan will be converted into or substituted by Alternative Awards, to the extent possible, and awards which are not converted into or substituted by an Alternative Award shall vest and, in the case of Options, become exercisable in full immediately prior to the consummation of the transaction constituting the Change of Control.

(b) For the purposes of the Plan, an "Alternative Award" must, in the opinion of the Directors:

(i) be based on shares that are traded on an established securities exchange;

(ii) provide the Participants with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable to the Participants' awards under the

Share Option Plan, the Share Bonus Plan or the Share Unit Plan, as applicable, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment; and

(iii) have substantially equivalent economic value to the Participants' awards under the Share

Option Plan, the Share Bonus Plan or the Share Unit Plan, as applicable (determined as at the time of the Change of Control).

(c) If Alternative Awards are available and a Participant is terminated without cause or submits a resignation for Good Reason within twelve (12) calendar months after a Change of Control, all outstanding Alternative Awards which are not then exercisable shall vest (with any applicable performance criteria or conditions being deemed satisfied at such level as determined by the Committee in its sole discretion) and Alternative Awards in which Options were converted will become exercisable in full upon such termination or resignation. Alternative Awards in which grants under the Share Bonus Plan or the Share Unit Plan were converted will be settled as soon as possible after vesting. Alternative Awards in which Options were converted will remain exercisable until the original expiry date of the Options.

For greater certainty, nothing in this Plan shall be construed to derogate from, diminish, or otherwise adversely affect any rights or entitlements of a Participant under his or her Employment Contract in the context of a Change of Control.

Section 8.08 Adjustment in Number of Shares Subject to the Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to the awards granted under the Plan by the Committee, including without limitation, in:

(a) the number of Common Shares available under the Plan;

(b) the number of Common Shares subject to any Option; and

(c) the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 8.09 Recoupment

Participation in this Plan is subject to all clawback policies, recoupment policies, and similar policies ("Policies") that may be adopted by the Corporation and modified from time to time (including, without limitation, to comply with applicable laws and stock exchange requirements). Notwithstanding any other terms of this Plan, the Corporation may cancel or require reimbursement of compensation provided under this Plan (including, without limitation, Options, Common Shares, share units, Corporation's Contributions, and payments), and the Corporation may effect any other right of recovery or recoupment under the Policies, applicable laws, and stock exchange requirements.

Section 8.10 No Representation or Warranty

The Corporation makes no representation or warranty as to the future Market Value of any Common Shares issued or delivered in accordance with the provisions of the Plan.

Section 8.11 Participation through RRSP's and Holding Companies

Subject to the approval of the Committee, an Eligible Employee or Eligible Director may elect, at the time rights or Options are granted under the Plan, to participate in the Plan by holding any rights or Options granted under the Plan in a registered retirement savings plan established by such Eligible Employee or Eligible Director for the sole benefit of such Eligible Employee or Eligible Director or in a personal holding corporation controlled by such Eligible Employee or Eligible Director. For the purposes of this Section 8.11, a personal holding corporation shall be deemed to be controlled by an Eligible Employee or Eligible Director if (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, and (ii) all of the voting and equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and/or his or her spouse, children or grandchildren. In the event that an Eligible Employee or Eligible Director elects to hold the rights or Options granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Eligible Employee or Eligible Director held such rights or Options directly.

Section 8.12 Compliance with Applicable Law

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Corporation, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 8.13 Interpretation

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 8.14 Independent Advice

Each Participant is responsible for obtaining independent legal, tax and financial advice at his or her own expense and any failure on his or her part to retain legal, tax or financial advisors shall not affect the validity of this Plan.

APPENDIX "C" - 2025 VOTING RESULTS

Motions	FOR	% FOR	Against / Withheld	% Against / Withheld
Elect Renaud Adams as Director	359,696,517	99.86%	498,685	0.14%
Elect Christiane Bergevin as Director	358,356,327	99.49%	1,838,872	0.51%
Elect Ann K. Masse as Director	358,472,083	99.52%	1,723,116	0.48%
Elect L. Peter O'Hagan as Director	357,256,575	99.18%	2,938,627	0.82%
Elect Kevin P. O'Kane as Director	359,198,857	99.72%	996,346	0.28%
Elect David S. Smith as Director	359,402,022	99.78%	793,182	0.22%
Elect Murray P. Suey as Director	358,879,483	99.63%	1,315,718	0.37%
Elect Anne Marie Toutant as Director	359,543,415	99.82%	651,784	0.18%
Elect Audra Walsh as Director	359,489,730	99.80%	705,469	0.20%
Appointment of Auditors	360,790,553	91.81%	32,202,912	8.19%
Executive Compensation	353,619,954	98.17%	6,575,246	1.83%

HEAD OFFICE

IAMGOLD Corporation
150 King Street West,
Suite 2200
Toronto, ON M5H 1J9
Canada
T: 416 360 4710
E: info@iamgold.com

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